DRIVING PEAK PERFORMANCE

MGP INGREDIENTS, INC.

Driving Peak Performance

Our 2007 performance reflects strong revenues, profits and cash flows from our distillery operations and the completed restructuring of our ingredients segment. Our future is even more promising than our past, but it won't be without risk. We have a new game plan at MGP Ingredients. We call it "Driving Peak Performance." It focuses on improving what we do and learning to do it consistently. It's about measuring the results and linking those results to stockholder value creation.

Annual Report and Form 10-K

2007

Financial Highlights

Operations	2007 FY ended July 1	2006 FY ended June 30	Change
Net Sales	$ 367,994	$ 322,477	14.1%
Income from Operations	$ 27,160	$ 22,370	21.4%
Pre-tax Income	$ 27,686	$ 21,025	31.7%
Net Income	$ 17,698	$ 13,995	26.5%
Per Share			
Net Income—Diluted	$ 1.05	$ 0.83	26.5%
Dividends Paid	$ 0.30	$ 0.15	100.0%
Book Value	$ 8.98	$ 8.29	8.3%
Performance			
Operating Income Margin	7.4%	6.9%	
Return on Net Sales	4.8%	4.3%	
Return on Average Assets	8.3%	7.1%	
Return on Average Stockholders' Equity	12.5%	10.9%	
Financial Position			
Total Assets	$ 224,304	$ 204,584	9.6%
Current Ratio	2.14	2.17	
Stockholders' Equity	$ 148,148	$ 134,912	9.8%
Long-term Debt to Total Capital	5.7%	8.4%	
Average Shares Outstanding—Diluted	16,913	16,762	0.7%
Other Information			
Net Cash Provided by Operating Activities	$ 14,739	$ 27,226	(45.9%)
Property, Plant and Equipment—Net	$ 132,212	$ 121,835	8.5%
Capital Expenditures	$ 23,188	$ 18,517	25.2%
Depreciation and Amortization	$ 14,467	$ 12,655	14.3%

Thousands of dollars, except ratio, shares, per share, dividends and return data.

Net Sales
IN MILLIONS OF DOLLARS



$192.4
$270.7
$275.2
$322.5
$368.0
03
04
05
06
2007

Net Income
IN MILLIONS OF DOLLARS



$5.2
$9.5
$4.0
$14.0
$17.7
03
04
05
06
2007

Cash Flows From Operating Activities
IN MILLIONS OF DOLLARS



$8.2
$11.0
$21.8
$27.2
$14.7
03
04
05
06
2007



Ladd M. Seaberg
Chairman and Chief Executive Officer

Timothy W. Newkirk
President and Chief Operating Officer

To Our Stockholders:

Fiscal 2007 was a milestone year for MGP Ingredients. Significant accomplishments included record sales and profits. Even though we have a history dating back more than six decades, this past year also represented a new start for our Company. We think we found a better way to bring together our legacy of applied science and manufacturing that will unlock more value while improving our ability to respond to market forces. These changes reflect "how" we do our business. "What" our business is, however, remains fundamentally the same. As expressed by our mission statement, our role is to provide our customers with superior product solutions derived from natural sources. In very simple terms, we purchase and then process grain into an array of proteins, starches, alcohol products and by-products. Our primary manufacturing operations consist of two principal components, wheat processing and corn processing. The wheat component produces our proteins and starches, while our corn processing operations produce food grade alcohol, fuel grade alcohol and distillers feed. It is important to understand these basics to grasp the significance of our efforts to implement new and better ways to utilize our assets in converting wheat and corn into a mix of products with a greater total value.

In last year's report, we laid out a plan for taking MGPI to a higher level. We called it "Driving Peak Performance." The idea is to improve what we do and learn how to do it consistently. The goals we set for ourselves—both strategic and financial—were intended to demonstrate the upside potential to our employees, our customers and our stockholders. This year's report is intended to answer the logical question: How are we doing?

Distillery Operations Drive Record Financials

Our financial progress in fiscal 2007 had a recurring theme: growth driven by our distillery operations. For the year, our Company had record net sales of $368.0 million, a 14 percent increase from $322.5 million in fiscal year 2006. The gain was primarily due to a 24 percent increase in distillery products sales driven by strength in both fuel grade

> "While we are pleased with our revenue growth over the past year, the more meaningful measure is how much of every sales dollar we can carry to the bottom line."

and food grade alcohol. Sales from ingredients, however, decreased by approximately 14 percent compared with the prior year. The decrease was due in part to strategic initiatives to streamline our portfolio of proteins and starches to create a higher value mix of ingredients. In other words, we gave up volume to produce a more economically favorable ingredient lineup. This volume gap was partially filled by improved revenue from certain of our specialty food proteins and starches together with higher sales of vital wheat gluten, which experienced price improvements in the latter part of the year. These increases, though, were not enough to offset the decline in sales of our non-food Chewtex® protein- and starch-based resins for use in pet industry products that resulted from the loss of a major customer just prior to the start of fiscal 2007.

Our net income in fiscal 2007 improved by more than 26 percent to $17.7 million, or $1.05 in diluted earnings per share. That compares with net income of $14.0 million, or $0.83 in diluted earnings per share, in the previous fiscal year.

Adapting to a Dynamic Environment

While we are pleased with our revenue growth over the past year, the more meaningful measure is how much of every sales dollar we can carry to the bottom line. With corn, wheat and natural gas being our key commodities, our biggest challenge is to manage our costs. This applies particularly to grains, which make up over one half of our cost of goods sold. To that end, we are strengthening our finance and risk management functions, with the aim of reducing the effects of the volatility of commodity prices on our profitability. We saw some relief in our natural gas costs during the past year. However, we are pursuing a long-term solution to our energy needs, something which may require an up-front capital investment, but would be geared to help us remain competitive over the long-term.

Whereas pricing in the food grade alcohol area remained on a steady course throughout the fiscal year, pricing for fuel grade alcohol was volatile, with spot prices in the fourth quarter declining approximately 12 percent from their fiscal 2007 first quarter average. At the same time, our distillery profitability was significantly hampered by increased raw material costs for corn. Adjusted for the impact of our hedging practices, corn prices for all of fiscal 2007 averaged 49.6 percent higher than in fiscal 2006. The good news is that corn prices recently fell from their 10-year highs, and thus we hope to get some cost relief. For the first half fiscal 2008, we are hedged for approximately 50 percent of our anticipated corn needs. Fortunately, our distillery operations continue to generate strong profits and cash flows due to the diverse nature of our alcohol products, incremental capacity increases and production efficiency improvements.



New Life for a Heritage Product

For those stockholders who may be new to our story, MPGI has the largest installed vital wheat gluten capacity in the United States. Following a long period of distressed pricing, the fundamentals turned positive this past year. Demand for domestic gluten received an additional boost in May 2007 upon the discovery that imports of chemically-tainted Chinese wheat flour, disguised as gluten, had contaminated several varieties of U.S. pet food products. We were able to respond quickly by ramping up production to meet the increased demand. This is a great example of our people driving peak performance. The higher volumes and selling prices resulting from this situation began benefiting our financial performance toward the end of this past year's fourth quarter. For the current fiscal year we anticipate a substantial contribution from this product.

Improving the Bottom Line for Ingredients

Topping our priorities this past year was our goal to return our ingredients business to profitability. This was no small feat when you consider the loss of sales to our major pet treat customer, along with higher wheat costs. We had a strong finish to a challenging year as we completed the fourth quarter with a 19 percent increase in total sales compared to the fourth quarter of fiscal 2006. Our real sense of accomplishment, however, came in the form of positive results on the pre-tax income line in the fourth quarter.

Last year we outlined a plan to bring more focus to the business and create more value, including decisions about where we compete, what products and solutions to offer, and how to best allocate our investment dollars. As we explained to our operating managers, the goal was to find ways to generate more cash and better manage the risks. To make this possible, we first had to clear the decks, so to speak. This involved a restructuring of our non-core assets and the associated cost structure. We are called MGP Ingredients for a reason. In the world of specialty ingredients, our customers depend on our know-how. MGPI scientists and applications specialists possess a wealth of experience related to wheat protein and starch technologies. To provide more value to customers at a quicker pace, we

“The time between identifying customer challenges and providing solutions just got shorter.”

created a group of core technology platforms, with each one focused on a specialized product category. These new platforms are being supported by an expanded customer-facing team with everything centralized in our new Technical Innovation Center. The time between identifying customer challenges and providing solutions just got shorter.

The other route to higher profit margins involved trimming our ingredients portfolio to produce a higher value product mix. The result was an increase in the average realized prices compared to a year ago. We also improved our production efficiencies and yields. The combination allowed us to reduce losses from the previous year and eventually reach operating profitability. Stated another way, despite the lower reported sales, we actually gained ground. With a more profitable ingredients foundation, we took the final step to ensure our long-term future with the hiring of experienced leaders in the key areas of product innovation, purchasing and supply chain management and extrusion technology.

Achieving More Productive Distillery Capacity

In our distillery operations, we have increased our annual production capacity by 15 percent through a series of incremental capacity improvement projects that began this past year. Approximately half of that new capacity was achieved during fiscal 2007, with the remainder completed this summer.

There are two basic ways to add capacity in our business. One is with capital. Our investments in new equipment and environmental compliance over the past three years have exceeded $54.0 million. We can also add capacity without capital. We've done this by changing some of our manufacturing processes and reconfiguring some of our plant assets. We also opened up capacity by de-bottlenecking certain areas of our plant network. With a larger manufacturing footprint, our next goal is to drive productivity. Over this past year, our manufacturing employees rose to the challenge as they set several monthly

> “More than just a plan on paper, this is a new mindset about how we approach our business.”



production records. MGPI is finding smarter ways to make products. The result is that we are increasing our fixed asset utilization—a key to generating more cash and improving the Company's return on investment.



Our report to you would not be complete without a discussion on fuel grade alcohol, or ethanol. Ethanol has enjoyed unprecedented growth for the alternative fuels industry over the past few years. This has been an important revenue source for MGPI, producing strong profits and income diversification. This industry has a promising long-term future, with capacity expanding at a rapid pace. However, the outsized profit margins enjoyed by many have recently declined to more normal levels. The pricing volatility and cost leverage of this business is significant, resulting in substantial swings in our quarterly profits. We don't expect that to change any time soon. Therefore, we will continue to do our best to manage the volatility to ensure consistency of results. Long story short, we are confident that our existing plant investments and Midwest distribution network provide the basis for a competitive ethanol strategy.

With all the news surrounding ethanol, you might not have noticed that our food grade alcohol products enjoyed stronger demand and pricing again this past year. Since our founding, the production of high quality food grade alcohol has been a hallmark of MGPI. However, we aren't resting on our laurels. Given the depth of our new talent in R&D and marketing, we envision exciting new opportunities for this business.



Taking Action to Ensure our Future

We realized this past year that with all the changes taking place at MGPI, it was fair to be called a "show me" story. We took this to heart when we introduced a plan to raise performance across the organization. We put the challenge out to our employees and said the same thing, "show me," in so many words. They certainly showed us record financial results. Behind the scenes, however, are a number of accomplishments that will have lasting benefits. Later in this report we highlight a few examples of how we are Driving Peak Performance. More than just a plan on paper, this is a new mindset about how we approach our business.

We accomplished a lot in fiscal 2007. For that we have to thank our management team and dedicated employees. Today MGPI is poised to capture new opportunities. Our products and the markets in which we compete span the globe. This truly was a milestone year—one that established a benchmark for growth in the years ahead. We appreciate your continued investment.

Sincerely,

Ladd M. Seaberg
Chairman and Chief Executive Officer

Timothy W. Newkirk
President and Chief Operating Officer

September 7, 2007

MGPI AT A GLANCE






MGP Ingredients, Inc. is a leading provider of ingredient solutions and distilled alcohol products. Through innovation in grain and plant science, we are growing our portfolio of specialty proteins and starches to enhance the functional and nutritional profile of a wide array of food products. Our non-food specialty ingredients are produced for use in pet treats and pet chews, bio-based and biodegradable items and such applications as hair care and skin care systems, adhesives, carbonless paper and lubricants for drilling operations. We also produce vital wheat gluten and commodity, or native, wheat starch.


GRAIN AND PLANT SCIENCE
PROTEIN AND STARCH TECHNOLOGIES
ALCOHOL FERMENTATION TECHNOLOGIES
INTEGRATED MANUFACTURING

As a significant component of our integrated production process, our distillery operations produce food grade alcohol for both beverage and industrial applications, as well as fuel grade alcohol, commonly known as ethanol. Our beverage alcohol primarily consists of vodka and gin and is sold in bulk form. Our food grade industrial alcohol is produced for a variety of uses, including applications in food, pharmaceutical and personal care products. Alcohol by-products include distillers feed, a protein-rich supplement used to satisfy the nutritional requirements of livestock and poultry.

Our principal raw materials are wheat, which is processed into all products, and corn, which is processed into alcohol and alcohol by-products. Founded in 1941, our mission is to provide our customers with superior product solutions derived from natural sources.

FACILITIES

CRAY BUSINESS PLAZA, ATCHISON, KANSAS
CORPORATE OFFICE AND TECHNICAL INNOVATION CENTER



While we have expanded and diversified our operations over the years, our core capabilities remain focused on one fundamental objective—to create value by converting grain into marketable products. Our expertise is in the creation of proteins and starches derived from wheat and the production of alcohol made principally from corn. Throughout our manufacturing operations, we strive to optimize the utilization of every bushel of grain we process. Ultimately, we have a single purpose, which is to turn wheat and corn into viable product solutions for our customers.

ATCHISON, KANSAS



- Protein, starch and alcohol processing
- Research and development
- Marketing and sales management
- Executive management

PEKIN, ILLINOIS



- Protein, starch and alcohol processing

KANSAS CITY, KANSAS



- Protein and starch further processing

ONAGA, KANSAS



- Natural fiber manufacturing
- Plant-based biopolymer production

Ingredient Solutions

Specialty Wheat Starches ▲ Specialty Wheat Proteins ▲ Biopolymers
Vital Wheat Gluten ▲ Native Wheat Starch ▲ Mill Feed

Market Trends

In foods, favorable factors include health and wellness lifestyles, convenience and improved taste. Manufacturers aim to increase fiber content, reduce fat and improve the appearance of processed foods. Americans are spending more on their pets, with growing emphasis on healthy treats. Interest is also growing in bio-economy initiatives.

Products

MGP Ingredients provides a host of naturally-derived specialty ingredients that have been developed for use primarily in food, pet and biopolymer-based products. Fibersym® RW resistant starch is a convenient and rich source of dietary fiber for use in pan breads, pizza crust, tortillas, pastries and other bakery products. FiberRite® RW, a new generation resistant starch, delivers dietary fiber, performs as a partial fat replacer and reduces caloric content in a variety of processed foods, including salad dressings, sauces, confections and dairy-based products. Midsol™ and Pregel™ represent extensive lines of starches that are valued for their functional benefits, including creamy thickening properties, exceptional freeze-thaw stability for frozen and refrigerated foods, remarkable water-binding characteristics that improve the moistness of bakery products, and outstanding adhesion for fried batters and breadings. Arise® wheat protein isolates possess elevated protein levels and deliver both processing and finished product benefits to dough systems, pasta and noodles and certain types of food coatings. Wheatex® textured wheat proteins replicate and enhance the texture of meat and seafood. Primary applications are in vegetarian foods, as well as in extended and further processed meat products.

For pet treat applications, MGPI Chewtex® protein- and starch-based resins can be molded into countless shapes and sizes to create a host of healthy and appealing customized products. MGPI Pet-Tex® textured proteins possess a meat-like fibrous structure and can be easily flavored to match a preferred taste profile for dog and cat foods. The MGPI Terratek® line of starch and protein polymers have applications in the production of both pliable and hard plastic products, providing an eco-friendly alternative to petroleum-based polymers.

Customers and Markets

- ▲ Major food processors, bakery product manufacturers, pasta manufacturers, food distributors, pet food and pet treat producers, bio-plastics manufacturers

FY 2007 Highlights—Ingredients

- ▲ Trimmed loss compared to prior year
- ▲ Opened new Technical Innovation Center
- ▲ Established key ingredient technology platforms
- ▲ Increased focus on strategic customers
- ▲ Improved sales of core ingredients

Net Sales
IN MILLIONS OF DOLLARS


$57.2
$102.7
$92.5
$85.5
$73.6
03
04
05
06
2007

Ingredients segment sales in FY 2007 included an improved mix of higher valued speciality food ingredients compared to the preceding year.

Pre-tax Income (loss)
IN MILLIONS OF DOLLARS


$7.0
$17.3
($0.8)
($11.8)
($9.5)
03
04
05
06
2007

DRIVING PEAK PERFORMANCE

DISTILLERY OPERATIONS

Beverage Alcohol ▲ Food Grade Industrial Alcohol ▲ Fuel Grade Alcohol (Ethanol) ▲ Distillers Feed

MARKET TRENDS

Favorable trends include preferences for natural, grain-based industrial alcohol over petroleum-based synthetic alcohol, and demand for high quality, high purity beverage spirits. Clean air governmental standards and incentive programs favor the use of ethanol for blending with gasoline to increase the octane and oxygen levels and reduce harmful emissions.

PRODUCTS

MGP Ingredients has been supplying superb alcohol products to the market since its founding in 1941. Because we produce all of our alcohol from grain, we can offer customers the additional advantage of completely natural products. Our high purity beverage alcohol is the source of some of the finest vodka, gin and cordials in the world. These products benefit from state-of-the-art processes and include many proprietary formulas tailored to our customers' exact specifications. Applications for our food grade industrial alcohol are highly diverse and include vinegar, perfumes, pharmaceutical products, household cleaning solutions, mouthwashes, oral antiseptics, insecticides and fungicides. Our fuel grade alcohol, or ethanol, serves as a safe, clean-burning additive for reformulated gasoline. By adding volume and diversity to energy supplies, it helps decrease dependence on non-renewable sources while also strengthening measures to improve the environment by reducing harmful fuel emissions.

CUSTOMERS AND MARKETS

- ▲ Beverage alcohol bottlers and rectifiers, food and beverage producers, pharmaceutical manufacturers, vinegar manufacturers, personal care products manufacturers, chemical solvents producers, and gasoline refiners and blenders

FY 2007 HIGHLIGHTS—DISTILLERY

- ▲ Achieved record sales and profits
- ▲ Completed $14.1 million in capital upgrades
- ▲ Set monthly volume production records
- ▲ Increased capacity with process changes
- ▲ Reduced total energy costs
- ▲ Reduced price volatility with hedges

NET SALES
IN MILLIONS OF DOLLARS


$135.2
$168.0
$182.7
$237.0
$294.4
03
04
05
06
2007

Distillery product segment sales grew by 24.2% in FY 2007, leading to record annual company profitability.

PRE-TAX INCOME
IN MILLIONS OF DOLLARS


$3.6
$0.3
$8.5
$37.0
$38.8
03
04
05
06
2007

DRIVING PEAK PERFORMANCE

EXECUTING OUR PLAN

We said it earlier, but it bears repeating—fiscal 2007 represented a new start for MGP Ingredients. While we are good at what we do, we must improve to compete in today's markets. That's why we began the ambitious work to take performance to new levels across our entire organization. We gave our approach a simple name, "Driving Peak Performance." We challenged our personnel without suggesting specific ways to make this happen. We put forth three general guidelines for making decisions: 1) Create value; 2) Boost productivity; and 3) Measure the difference.

We want to find new ways to improve the value of what we provide our customers. At the same time, we hope to generate growth by leveraging our existing assets and expenses. Finally, we want to make certain that we can measure the positive change in value. The first two criteria relate to our knowledge and operating skills. The last one is all about accountability to our customers and our stockholders. In this section, we showcase examples of recent accomplishments in meeting these criteria. As each illustrates, the improvements in performance over the past year are real and measurable. However, we think that our true peak potential lies ahead.

Maximizing Value Creation

During fiscal 2007, we completely restructured our ingredients segment with the creation of individual technology platforms, replacing a more traditional, geographic-based sales structure. We believed the traditional structure inhibited our ability to effectively link identified customer needs with the vast array of ingredient solutions MGPI is capable of supplying to meet those needs. We began by identifying focused leaders with expertise specific to the types of ingredients and technologies we offer. They were assigned the task of driving maximum value creation with each transaction within a specific ingredient family or technology. Our current platforms have already begun producing results. We have identified more optimal product mixes, improved our responsiveness to customer needs, identified areas of hidden value within manufacturing and increased autonomy in decision-making, all of which enable MGPI to more effectively respond to rapidly changing market conditions and customer needs. In short, this structure aligns all functional areas within the ingredients segment toward the single goal of creating the maximum value out of every external and internal opportunity.



Creating New Formulations in Record Time

We are constantly developing new product ideas and reformulating existing products. Last year was the first time we put all of our scientists and applications specialists under one roof and provided them with industry-leading food formulation and processing equipment and technology. These enhanced capabilities have greatly accelerated our responsiveness to customers' product development needs. One such example involved the rapid creation of a fiber enhanced, reduced fat specialty bread product that would meet taste standards established by the customer's gourmet chef. We met our customer's requirements and time challenge, producing a fully-approved reformulated product within one week of the project's initiation. This reduced our customer's time to market and increased the efficiency of our commercialization process.



Optimizing Product Line Performance

In a broad sense, our ingredients business is a bridge between our technologies and our customers' desire to meet consumer needs. In food applications, those needs translate to products that are both nutritious and delicious. This has driven changes in food design—further processed meats and meat substitutes, for example—and MGPI has benefited from this trend. One of our most promising products is Wheatex®. This is an expansive line of dry, unflavored, textured wheat proteins that mimic the texture of beef, poultry, pork, fish and seafood products. Wheatex® is ideal for creating superior meat analogs and enhancing the texture, taste and appearance of meat products while offering cost savings. Applications include chicken nuggets, patties, meatballs, shredded meats, fish sticks, soups, crab cakes, salads and wraps.

In fiscal 2007, after careful analysis, we streamlined our Wheatex® portfolio to create a more customer-oriented selection of textured proteins. We realized higher value through increased productivity, greater finished product quality and improved market responsiveness. Specifically, we produced higher volumes and increased sales, positively impacting ingredients segment margins compared to the prior fiscal year.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 1, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number ________

MGP Ingredients, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Kansas	**48-0531200**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
100 Commercial Street, Box 130, Atchison, Kansas	**66002**
(Address of Principal Executive Offices)	(Zip Code)
Registrant's telephone number, including area code	**(913) 367-1480**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
NONE	

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, no par value	**The NASDAQ Stock Market LLC**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to their Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer: in Rule 12b-2 of the Exchange Act. (Check One): Large accelerated filer ____ Accelerated filer X Non-accelerated filer ___

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ____ No X

The aggregate market value of common equity held by non-affiliates, computed by reference to the last sales price as reported by NASDAQ on December 31, 2006, was $242,285,000.

The number of shares of the registrant's common stock outstanding as of August 31, 2007 was 16,920,594.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated herein by reference:

(1) Portions of the MGP Ingredients, Inc. Proxy Statement for the Annual Meeting of Stockholders to be held on October 18, 2007 are incorporated by reference into Part III of this report to the extent set forth herein.

(This page intentionally left blank)

Expanding Value in Manufacturing

The productivity of our distillery operations in both Atchison, Kansas and Pekin, Illinois received a significant boost this past year that continued into the beginning of fiscal 2008 through a series of equipment upgrades. Completed in phases, the upgrades led to a 15 percent increase in total alcohol production capacity. They consisted of technological enhancements that are allowing us to generate more volume than the equipment was originally designed to produce. These measures make our production processes more cost effective and provide opportunities for quicker payback compared to the expense of adding new equipment to gain the same capacity increase. They also improve our overall distillery efficiencies and keep us at the forefront of advances in alcohol production capabilities and know-how.

In another instance, we formed a team to concentrate on increasing the production capacity for one of our long established lines of heritage starches through greater utilization of existing equipment. The team met the challenge with an innovative, cost-effective solution that unshackled our capabilities, boosting productivity and enabling us to supply customers faster, all the while keeping product quality and functional integrity intact.

Responding to Changing Dynamics

Poor wheat growing conditions and disappointing harvests in various parts of the world this past year led to tightened supplies of vital wheat gluten, the protein component of flour that is used extensively in many types of breads and other bakery goods, as well pet foods, cereals and some processed meats. As a result, we began experiencing increased demand for our wheat gluten, a product which in recent years had become increasingly uncompetitive from a pricing standpoint due to greatly expanded manufacturing capacities around the globe. The situation that developed from lower wheat supplies was followed later by the discovery that imports of chemically-tainted Chinese wheat flour disguised as wheat gluten had contaminated several varieties of U.S. pet food products. This pushed demand for U.S.-made gluten even higher in the latter part of fiscal 2007. We responded by increasing production in a matter of just weeks. This required no small amount of concentrated planning, effort and collaboration between our production, sales, customer service and shipping departments. As a result, we were able to meet the increased customer requirements as fiscal 2007 drew to a close and a new fiscal year began. Higher wheat gluten production and sales contributed to the positive turnaround in our ingredients segment in this past year's fourth quarter. By the end of the quarter, we had raised our gluten production throughput to a rate three times higher than it had been in recent fiscal years. If demand remains high, we expect the favorable impact of increased gluten production to continue during fiscal 2008.

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS



LADD M. SEABERG
Chairman of the Board
and Chief Executive Officer
MGP Ingredients, Inc.



CLOUD L. "BUD" CRAY
Former Chairman of the Board
and Executive Officer
MGP Ingredients, Inc.



RANDALL M. SCHRICK
Vice President,
Manufacturing and Engineering
MGP Ingredients, Inc.



MICHAEL BRAUDE
Retired President, Board of
Trade Kansas City, MO, Inc.
Kansas City, Missouri



JOHN E. BYOM
Business Transition Consultant
Edina, Minnesota



J. GARY GRADINGER
Chairman and Chief Executive
Officer, Golden Star, Inc.
(textile cleaning, communication
and safety products)
Kansas City, Missouri



LINDA E. MILLER
Marketing Consultant
and Faculty Member
University of Kansas
Lawrence, Kansas



DARYL SCHALLER, PH.D.
President, Schaller Consulting
(food industry consulting)
Homosassa, Florida



JOHN R. SPEIRS
Chairman and Co-Founder,
Stellus Consulting
(strategy consulting)
Arroyo Seco, New Mexico

OFFICERS

LADD M. SEABERG
Chairman of the Board of Directors
and Chief Executive Officer

TIMOTHY W. NEWKIRK
President and Chief Operating Officer

MARTA L. MYERS
Corporate Secretary and Executive Assistant
to the Chairman and President

SUKH BASSI, PH.D.
Vice President, Scientific Affairs,
and Chief Science Officer

BRIAN T. CAHILL
Vice President, Finance and Administration,
and Chief Financial Officer

CLODUALDO "ODY" MANINGAT, PH.D.
Vice President, Application Technology
and Technical Services

STEVEN J. PICKMAN
Vice President, Corporate Relations
and Marketing Services

DAVID E. RINDOM
Vice President, Human Resources

RANDALL M. SCHRICK
Vice President, Manufacturing and Engineering

WILLIAM R. THORNTON
Vice President, Quality Management,
and Internal Counsel

CONTENTS

The calculation of the aggregate market value of the Common Stock held by non-affiliates is based on the assumption that non-affiliates do not include directors or executive officers. Such assumption does not constitute an admission by the Company or any director or executive officer that any director or executive officer is an affiliate of the Company.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements as well as historical information. All statements, other than statements of historical facts, included in this Annual Report on Form 10-K regarding the prospects of our industry and our prospects, plans, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements are usually identified by or are associated with such words such as "intend," "plan", "believe," "estimate," "expect," "anticipate," "hopeful," "should," "may," "will", "could" and or the negatives of these terms or variations of them or similar terminology. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, Company performance and financial results and are not guarantees of future performance. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others: (i) the availability and cost of grain, (ii) fluctuations in gasoline prices, (iii) fluctuations in energy costs, (iv) competitive environment and related market conditions, (v) our ability to realize operating efficiencies, (vi) the effectiveness of our hedging programs; (vii) access to capital and (viii) actions of governments. For further information on these and other risks and uncertainties that may affect our business, see Item 1A - *Risk Factors*

AVAILABLE INFORMATION

We make available through our web site (www.mgpingredients.com) under "Investors – Investor Relations", free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such material with the Securities and Exchange Commission.

ITEM 1. BUSINESS

As used herein, unless the context otherwise requires, the terms "Company", "we", "us", "our" and words of similar import refers to the combined business of MGP Ingredients, Inc. and its consolidated subsidiaries.

GENERAL INFORMATION

MGP Ingredients, Inc. is a Kansas corporation headquartered in Atchison, Kansas. It was incorporated in 1957 and is the successor to a business founded in 1941 by Cloud L. Cray, Sr.

The Company is a fully integrated producer of certain ingredients and distillery products and has two reportable segments, ingredients and distillery products. Ingredients consist of specialty ingredients, consisting primarily of specialty wheat starches and specialty wheat proteins for food and non-food applications, commodity ingredients, including commodity wheat starches and vital wheat gluten, and mill feeds. Distillery products consist of food-grade alcohol, including beverage alcohol and industrial alcohol, fuel alcohol, commonly known as ethanol, and distillers grain and carbon dioxide, which are by-products of our distillery operations.

We purchase wheat directly from local and regional farms and grain elevators and mill it into flour and mill feeds. We process the flour with water to extract vital wheat gluten, which we use primarily to process into specialty wheat proteins. Vital wheat gluten and most wheat protein products are dried into powder and sold in packaged or bulk form. We further process the starch slurry which results after the extraction of the gluten and wheat proteins to extract premium wheat starch, which we dry into powder and sell in packaged or bulk form, either as commodity wheat starch or, after further processing, as specialty wheat starch. We mix the remaining slurry with corn and/or milo and water and then cook, ferment and distill it into alcohol. We dry the residue of the distilling operations and sell it as a high protein additive for animal feed. Carbon dioxide which is produced during the fermentation process is trapped and sold. Mill feeds not used in the distilling operations are sold to feed manufacturers.

The principal locations at which we make our products are our plants located in Atchison, Kansas, and Pekin, Illinois. We also operate a facility in Kansas City, Kansas for the further processing and extrusion of wheat proteins and starches, and a facility in Onaga, Kansas for the production of plant-based biopolymers and wood composites. Our principal subsidiaries are MGP Ingredients of Illinois, Inc., through which we own our Pekin facility, and Kansas City Ingredient Technologies, Inc., through which we operate our Kansas City facility.

In December, 2005, we broke ground for the construction of a new technical innovation center and corporate office building in Atchison. Construction of the technical center was completed in February, 2007. Construction of the new office building was completed one month later. The total cost of building and equipping these structures was an aggregate of approximately $8 million. The technical center provides improved accommodations and a better environment for us to pursue research and development and product application initiatives and to host and work directly with customers in developing specialized product formulations. The address of our new corporate headquarters is Cray Business Plaza, 100 Commercial Street, Atchison, Kansas 66002.

FISCAL 2007 DEVELOPMENTS

Distillery Products

Our improved results in fiscal 2007 were driven by our distillery products segment. This improvement was primarily due to a 24.2 percent increase in distillery products sales, which resulted from higher unit sales and prices for both fuel grade alcohol and food grade alcohol for industrial and beverage applications.

In fiscal 2007, we continued to implement measures to improve our capacity and strengthen alcohol production efficiencies at our distillery operations in both Atchison, Kansas and Pekin, Illinois. These measures have permitted higher throughput, which, in turn, contributed to distillery profits during the year. The capacity improvements were part of a previously announced plan to incrementally expand our alcohol production capacity by approximately 15 percent. Complete phase-in of this plan occurred this summer. Through July 1, 2007 we spent $6.3 million on this project.

In the fourth quarter of fiscal 2007, we completed an $11.1 million capital project to improve production efficiencies and fulfill air emission control requirements at our Pekin, Illinois distillery. The project, which was approved by our Board of Directors on March 16, 2006, involved the purchase and installation of a new dryer system for the manufacture of distillers feed, the principal by-product of the alcohol production process. The new dryer system is designed to provide cost savings related to energy usage and maintenance needs. It also has permitted us to meet Environmental Protection Agency requirements in a consent decree filed during fiscal 2006. We chose the dryer over less costly alternatives because of the improved plant efficiencies it is expected to provide.

Specialty Ingredients for Food Applications

Sales of our specialty ingredients for food applications experienced a modest decline in fiscal 2007 compared to fiscal 2006 due mainly to reduced sales of specialty starches. Sales of specialty food proteins also decreased, but to a lesser degree.

Because our specialty proteins and starches are wheat-based, the profitability of our food ingredients area was affected by increased wheat costs compared to fiscal 2006.

On July 2, 2007 we acquired a 50% interest in a German joint venture company which will produce and distribute our Wheatex® products in the European Union (EU) and elsewhere. If the venture succeeds, the new company may build its own plant in the EU. We have leased an extruder to the new company and licensed it to practice our Wheatex® technology and sell the product in the EU and certain countries that are proximate to the EU. Presently we anticipate production will begin sometime between the third quarter of fiscal 2008 and the second quarter of fiscal 2009, depending on whether initial production is through a third party toller or though our joint venture partner.

Specialty Ingredients for Non-Food Applications

Sales of our protein-and starch-based resins, which are used in the manufacture of pet chews and related treats, declined in fiscal 2007 compared to fiscal 2006. This decline was primarily due to reduced sales to one major customer whose business was sold during our fourth quarter of fiscal 2006. See Item 3. "Legal Proceedings." We continue to work to broaden our customer base and have strengthened our production and service capabilities in this area of our business.

Our plant-based biopolymers continue to represent an emerging area of our business. This product line has been created for use in the production of biobased and bio-degradable plastic-like items which are eco-friendly. While commercialization of these biopolymers has begun, they continue to undergo further research and development as we explore additional enhancements to expand their functionality and use capabilities.

Commodity Ingredients

Although the significance of vital wheat gluten and commodity starches to our business had diminished in recent years, sales of our commodity wheat gluten began to increase during fiscal 2007 due to increased demand resulting from poor global wheat crops which yielded lower wheat gluten supplies than previously anticipated. Sales increased further toward the end of the fiscal 2007 and into the start of fiscal 2008 as demand for safe, quality gluten backed by supply and service reliability became even more significant. This situation developed following a major recall of pet foods containing contaminated imported wheat flour misrepresented as gluten. In response to this demand, we have recently increased wheat gluten production at our plants in Atchison and Pekin, Illinois and by year end had increased our production rate by approximately three times the rate experienced at the beginning of the year.

FINANCIAL INFORMATION ABOUT SEGMENTS

Note 10 of our Notes to Consolidated Financial Statements set forth in Item 8 of this Report, which is incorporated herein by reference, includes information about sales, depreciation, income before income taxes and identifiable assets for the last three fiscal years by reportable segment.

BUSINESS STRATEGY

Our strategy is to focus on the development and marketing of specialty protein and starch products for use in unique market niches while preserving a leadership position as a highly efficient, quality-oriented producer and marketer of alcohol products derived from grain. As such, we seek to provide value-added ingredient solutions across a range of food and non-food product applications while strengthening our ability to effectively supply the marketplace with both food grade and fuel grade alcohol products.

Market trends that we hope to benefit from include health and wellness lifestyle trends in the food area, growing demand for natural versus synthetic products, pet industry growth and increased use of alternative fuels. Increased interest in bio-economy initiatives also may create opportunities for us, particularly in regard to our partially and totally degradable biopolymers.

We have existing capacity to grow our specialty ingredients business if the market for such products improves further. We seek to develop a more profitable product mix, which is especially critical during times when we face higher wheat costs, such as we encountered during fiscal 2007. We continue to concentrate on growing specific high end, highly functional ingredient solutions for our customers. Simultaneously, we strive to optimize the economic value of our commodity wheat gluten and wheat starches, which traditionally have commanded lower prices than our specialty proteins and starches. Recently, we have taken steps to restructure the ingredients portion of our business, particularly in the food area, to more appropriately align with current production and sales requirements. These steps have included concentrating our production and marketing efforts on supplying our core base of loyal customers with a more select array of high quality, premium ingredients that address nutritional, sensory and convenience issues and that can help build value while making more efficient use of our existing capacities. We continue to step up our product innovation and commercialization efforts and have revamped the responsibilities of our technical applications scientists, who now perform a significantly more integral role as solutions providers to our customers.

As noted above, various market factors have contributed to increased prices for gluten and we have taken steps to increase our production of this product. While this situation warrants our short-term focus on rapidly increasing wheat gluten production, we maintain as our long-term goal the continued development and commercialization of our value-added wheat proteins and starches.

We continue to maintain a solid presence in the alcohol industry and pursue efforts to maintain highly efficient alcohol production operations. We can produce food grade alcohol and ethanol at both our Atchison and Pekin locations. Since early 2004, the majority of our Atchison distillery's capacity has been dedicated to the production of high quality, high purity food grade alcohol for beverage and industrial applications and the majority of the Pekin distillery's capacity has been dedicated to the production of fuel ethanol.

We continued to experience generally favorable conditions in the fuel grade alcohol market in fiscal 2007. We also experienced favorable conditions in our food grade alcohol markets and are dedicated to providing our customers with what we believe is among the highest quality, high purity alcohol in the world. We have been in the food grade alcohol business since the Company's founding in 1941 and intend to maintain a solid presence in the food grade as well as fuel grade area.

PRODUCT SALES

The following table shows our sales from continuing operations by each class of similar products during the past three fiscal years ended July 1, 2007, June 30, 2006 and June 30, 2005, as well as such sales as a percent of total sales.

PRODUCT GROUP SALES
Year Ended

	July 1, 2007		June 30, 2006		June 30,2005	
	(thousands of dollars)					
	Amount	**%**	Amount	%	Amount	%
Ingredients:						
Specialty Food Ingredients	**$ 43,648**	**11.9**	$ 46,149	14.3	$ 43,910	15.9
Specialty Non-Food Ingredients	**9,733**	**2.6**	23,917	7.4	34,077	12.4
Commodity Ingredients	**17,612**	**4.8**	13,571	4.2	13,464	4.9
Mill Feed and Other Mill Products	**2,608**	**0.7**	1,869	0.6	1,044	0.4
Total Ingredients	**$ 73,601**	**20.0**	$ 85,506	26.5	$ 92,495	33.6
Distillery Products:						
Food-grade Alcohol	**$ 99,168**	**26.9**	$ 79,893	24.8	$ 55,733	20.3
Fuel-grade Alcohol	**164,296**	**44.7**	128,824	39.9	99,241	36.1
Distillery By-products	**30,929**	**8.4**	28,254	8.8	27,708	10.0
Total Distillery Products	**294,393**	**80.0**	236,971	73.5	182,682	66.4
Net Sales	**$367,994**	**100.0**	$322,477	100.0	$275,177	100.0

Substantially all of our ingredient and distillery sales are made directly or through distributors to manufacturers and processors of finished goods. Sales to customers are usually evidenced by short-term agreements under which products are usually ordered, produced, sold and shipped within 60 days. Varying amounts of our fuel grade and food grade alcohol and certain specialty ingredients are sold under longer term contracts. During fiscal 2007, our five largest distillery products customers accounted for 38.3 percent of our consolidated revenues and our five largest ingredients products customers accounted for 7.3 percent of our consolidated revenues. Two of our fuel grade alcohol customers, BP Amoco and Valero, each accounted for more than 10 percent, for a combined 23.3 percent, of our consolidated revenues in fiscal 2007. No other customer accounted for more than 10 percent of our consolidated revenues in the fiscal year.

INGREDIENTS

Ingredients consist primarily of specialty wheat starches and wheat proteins for food applications and non-food applications, commodity starches and proteins, consisting of commodity wheat starches and vital wheat gluten, and mill feeds. In recent years, specialty products have accounted for a significant share of our total ingredient sales. This primarily has been due to the following factors: product mix optimization, product innovation through increased research and development, partnering with customers on product development, increased capacity to produce these products and increased marketing efforts that have resulted in greater customer recognition.

Specialty Ingredients

Specialty Wheat Starch. Wheat starch constitutes the carbohydrate-bearing portion of wheat flour. We produce a pure white premium wheat starch powder by extracting the starch from the starch slurry, substantially free of all impurities and fibers, and then by spray, flash or drum drying the starch. Premium wheat starch differs from low grade or B wheat starches, which are extracted along with impurities and fibers and are used primarily as a binding agent for industrial applications, such as the manufacture of charcoal briquettes. We do not produce low grade or B starches because our integrated processing facilities are able to process the slurry remaining after the extraction of premium wheat starch into alcohol, animal feed and carbon dioxide. Premium wheat starch differs from corn starch in its granular structure, color, granular size and name identification.

A substantial portion of our premium wheat starch is altered during processing to produce certain unique specialty wheat starches designed for special applications in niche markets. Our strategy is to market our specialty wheat starches in special market niches where the unique characteristics of these starches are better suited to a customer's requirements for a specific use. We have developed a number of different specialty wheat starches, and continue to explore the development of additional starch products with the view to increasing sales of value-added specialty starches. We produce our Fibersym® resistant starch, which has become one of our more popular specialty starches, using a patented technology referred to below under Patents. We sell our specialty starches on a nationwide basis, primarily to food processors and distributors. In addition, we sell specialty starches for non-food applications in pet treat applications and for use in personal care products and in the manufacture of biopolymer products.

Our specialty wheat starches are used primarily for food applications as an additive in a variety of food products to affect their nutritional profile, appearance, texture, tenderness, taste, palatability, cooking temperature, stability, viscosity, binding and freeze-thaw characteristics. Important physical properties contributed by wheat starch include whiteness, clean flavor, viscosity and texture. For example, our starches are used to improve the taste and mouth feel of cream puffs, éclairs, puddings, pie fillings, breadings and batters; to improve the size, symmetry and taste of angel food cakes; to alter the viscosity of soups, sauces and gravies; to improve the freeze-thaw stability and shelf life of fruit pies and other frozen foods; to improve moisture retention in microwavable foods; and to add stability and to improve spreadability in frostings, mixes, glazes and sugar coatings. We also sell our specialty starches for a number of non-food applications, which include pet, personal care and biopolymer products, and for use in the manufacture of adhesives, paper coatings, carbonless paper, and wall board.

Both commodity and specialty wheat starches compete primarily with corn starch, which dominates the United States starch market. However, the unique characteristics of wheat starch provide it with a number of advantages over corn and other starches for certain baking and other end uses. Our principal competitors in the starch market are Cargill Incorporated (primarily corn and tapioca starch), National Starch and Chemical Corporation (corn starch), Manildra Milling Corporation (wheat starch), Penford Corporation (potato starch), Archer-Daniels-Midland Company (wheat and other grain starches) and various European companies. Competition is based upon price, name, color and differing granular characteristics which affect the food product in which the starch is used. Specialty wheat starches usually enjoy a price premium over corn starches and low grade wheat starches. Commodity wheat starch price fluctuations generally track the fluctuations in the corn starch market. As we experienced in fiscal 2007, the specialty wheat starch market usually permits pricing consistent with costs which affect the industry in general, including increased grain costs. However, this is not always the case; during fiscal 2006 and fiscal 2003, increases in grain and fuel prices outpaced market price increases in the specialty wheat starch market.

Specialty Wheat Proteins. We have developed a number of specialty wheat proteins for food and non-food applications. Specialty wheat proteins are derived from vital wheat gluten through a variety of proprietary processes which change the molecular structure of vital wheat gluten. Wheat proteins for food applications include gliadin, glutenin, products in the Arise®, Wheatex®, HWG 2009™ and FP™ series and Pasta Power®. Non-food applications include wheat proteins designed for use primarily in pet product applications and biopolymers that can be molded to form a variety of degradable and non-degradable plastic-like objects. We also produce specialty proteins for use in personal care products. Our specialty wheat proteins generally compete with other ingredients and modified proteins having similar characteristics, primarily soy proteins and other wheat proteins, with competition being based on factors such as functionality, price and, in the case of food applications, flavor. Our principal competitors in the specialty proteins market are Archer-Daniels-Midland Company (wheat and other grain proteins), The Solae Company (soy), Manildra Milling (gluten and wheat proteins), US Energy (gluten) and various European companies. Although we are producing a number of our specialty wheat proteins on a commercial basis, some products are in the test marketing or development stage.

Specialty Ingredients for Food Applications

- *Fibersym® Resistant Starch series.* These starches serve as a convenient and rich source of dietary fiber. Unlike traditional fiber sources like bran, our resistant starches possess a clean, white color and neutral flavor that allow food formulators to create a wide range of both traditional and non-traditional fiber enhanced products that are savory in both appearance and taste. Applications include pan breads, pizza crust, flour tortillas, cookies, muffins, pastries and cakes.

- *Pregel™ Instant Starch series.* Our Pregel starches perform as an instant thickener in bakery mixes, allowing fruit, nuts and other particles such as chocolate pieces to be uniformly suspended in the finished product. In coating systems, batter pick-up can be controlled for improved yield and consistent product appearance. Additionally, shelf-life can be enhanced due to improved moisture retention, allowing products to remain tender and soft over an extended storage period.

- *Midsol™ Cook-up Starch series.* These starches deliver increased thickening, clarity, adhesion and tolerance to high shear, temperature and acidity during food processing. Such properties are important in products such as soups, sauces, gravies, salad dressings, fillings and batter systems. Processing benefits of these starches also include the ability to control expansion in extruded breakfast cereals. In addition, they provide textural enhancement and moisture management in processed foods, especially during storage under frozen and refrigerated conditions.

- *Arise® series.* Our Arise® series of products consists of specialty wheat proteins that increase the freshness and shelf life of frozen, refrigerated and fresh dough products after they are baked. Certain ingredients in this series are also sold for use in the manufacture of high protein, lower net carbohydrate products.

- *Wheatex® series.* This series consists of texturized wheat proteins made from vital wheat gluten by changing it into a pliable substance through special processing. The resulting solid food product can be further enhanced with flavoring and coloring and reconstituted with water. Texturized wheat proteins are used for meat, poultry and fish substitutes, extenders and binders. Wheatex® mimics the textural characteristics and appearance of meat, fish and poultry products. It is available in a variety of sizes and colors and can be easily formed into patties, links or virtually any other shape the customer requires. Because of its neutral taste, Wheatex® will not alter flavors that are added to the product. It also has excellent water-binding capacities for the retention of natural meat juices. Wheatex® is presently being sold for applications in vegetarian and extended meat products.

- *FP™ series.* The FPTM series of products consists of specialty wheat proteins, each tailored for use in a variety of food applications. These include proteins that can be used to form barriers to fat and moisture penetration to enhance the crispness and improve batter adhesion in fried products, effectively bond other ingredients in vegetarian patties and extended meat products, increase the softness and pliability of flour tortillas, and fortify nutritional drinks.

- *Pasta Power®.* This is a specialty wheat protein that is a cost-effective replacement for whole eggs and egg whites and enhances the strength, texture, quality and functionality of fresh, frozen and flavored pasta products. The added strength enables the canning of pasta and its treatment with spices without significant deterioration of the noodle or other pasta products, such as canned spaghetti and similar products.

- *FiberRite® RW Resistant Starch.* FiberRite® RW is a product that boosts dietary fiber levels while also reducing fat and caloric content in such foods as breads, sweet goods, ice cream, yogurt, salad dressings, sandwich spreads and emulsified meats.

- *HWG 2009*™. This is a lightly hydrolyzed wheat protein that is rich in peptide-bonded glutamine, an amino acid that counters muscle fatigue brought on by exercise and other physical activities. Applications include nutritional beverages and snack products.

Specialty Ingredients for Non-Food Applications

- *MGPI Chewtex®and MGPI Pet-Tex®.* MGPI Chewtex®, produced from wheat protein and wheat starch, is used as a commercial raw material for the production of pet treats and chews. We hold a U.S. Patent (No. 5,665,152) expiring in 2016 relating to the methods of grain protein-based solid articles that we use in the production of such products. MGPI Pet-Tex® is our textured wheat protein that is produced and sold for use in pet food products.

- *MGPI Terratek®.* MGPI Terratek® protein and starch resins are our environmentally-friendly biopolymers that can be molded to produce a variety of formed objects. Applications include disposable eating utensils, golf tees, food and feed containers and similar type vessels, as well as non-degradable hard plastic-like products.

- *Cosmetics and Personal Care Proteins and Starches.*

  - Specialty wheat proteins for personal care product applications include proteins that have been hydrolyzed or otherwise altered to become soluble in water and other liquids. This enables their use in such applications as shampoos, conditioners, styling aids, skin lotions and similar products. These include:

    - ***Foam Pro®***, a hydrolyzed wheat protein that has been developed as a foam booster to naturally enhance detergent systems such as shampoos, liquid hand soaps and bath and shower gels;

    - ***Aqua Pro® WAA***, a solution of amino acids produced from natural wheat proteins that helps provide excellent moisturizing and film forming properties in both hair and skin systems;

    - ***Aqua Pro® WP***, an additive for shampoo that helps repair damaged hair and improves shine, luster and smoothness;

    - ***Aqua Pro® QWL***, which enhances the functionality of hair conditioners; and

    - ***Omni-Smooth®***, which is a natural skin tightening agent used in anti-wrinkle treatments.

  - Specialty wheat starches for personal care and cosmetics applications include the following:

    - ***Skin Flow™***, a hydrophobic starch powder that helps reduce the oily or greasy feeling in creams and lotions, leaving a silky, soft product; and

    - ***MGPI Cosmogel®***, a highly refined wheat starch that can replace talc in a number of applications, including eye shadows, body powders, blushes, deodorants and anti-perspirants.

Commodity Ingredients

Commodity Wheat Starch. In addition to specialty wheat starches, our premium wheat starches include commodity wheat starches. As is the case with specialty wheat starches, commodity wheat starches have both food and non-food applications, but such applications are more limited than those of specialty wheat starches and commodity wheat starches sell for a lower price in the marketplace. As noted above, commodity wheat starches compete primarily with corn starches, which dominate the marketplace, and commodity wheat starch price fluctuations generally track the fluctuations in the corn starch market.

Vital Wheat Gluten. Vital wheat gluten is a free-flowing light tan powder which contains approximately 75 percent to 80 percent protein. When we process flour to derive starch, we also derive vital wheat gluten. Vital wheat gluten is added by bakeries and food processors to baked goods, such as breads, and to pet foods, cereals, processed meats, fish and poultry to improve the nutritional content, texture, strength, shape and volume of the product. The neutral flavor and color of wheat gluten also enhances, but does not change, the flavor and color of food. The cohesiveness and elasticity of the gluten enables the dough in wheat and other high protein breads to rise and to support added ingredients, such as whole cracked grains, raisins and fibers. This allows the baker to make an array of different breads by varying the gluten content of the dough. Vital wheat gluten is also added to white breads, hot dog buns and hamburger buns to improve the strength and cohesiveness of the product.

Gliadin and Glutenin are the two principal components that make up vital wheat gluten. Our patented process enables the separation of glutenin and gliadin for a variety of end uses without the use of alcohol, which has been the traditional method of separating the two. Glutenin, a large molecule responsible for the elastic character of vital wheat gluten, increases the strength of bread dough, improves the freeze-thaw characteristics of frozen dough and may be used as a functional protein source in beef jerky-type products, as well as in meat extension. Gliadin, the smaller of the two molecules, is soluble in water and other liquids, including alcohol, and is responsible for the viscous properties of wheat gluten. Those characteristics make it ideal to improve the texture of noodles and pastas. Gliadin is also used in a number of cosmetics and personal care products described above under Specialty Ingredients for Non-Food Applications.

We produce vital wheat gluten from modernized facilities at the Atchison and Pekin plants. Gluten is shipped throughout the continental United States in bulk and in 50 to 100 pound bags to distributors and also is sold directly to major food processors and bakeries. Because of increased global capacities, along with subsidies and other protective measures afforded certain foreign exporters by their host governments, in recent years we had not been able to profitably compete with the foreign exporters and, until recently, had only produced gluten as a by-product in our production of specialty starches and proteins. However, sales of our commodity wheat gluten began to increase during fiscal 2007 due to increased demand resulting from poor global wheat crops which yielded lower wheat gluten supplies than previously anticipated. Sales increased further toward the end of the fiscal 2007 and into the start of fiscal 2008 as demand for safe, quality gluten backed by supply and service reliability became even more significant. This situation developed following a major recall of pet foods containing contaminated imported wheat flour misrepresented as gluten. In response to this demand, we have recently increased wheat gluten production at our plants in Atchison, Kansas and Pekin, Illinois.

Vital wheat gluten is considered a commodity, and therefore, competition primarily has been based upon price. Our principal competitors in the U.S. vital wheat gluten market consist primarily of three other domestic producers and producers in the European Union, Australia and certain other regulated countries.

Mill Feed and Other Mill Products

We own and operate a flour mill at the Atchison plant. The mill's output of flour is used internally to satisfy a majority of the raw material needed for the production of our ingredients products.

In addition to flour, the wheat milling process generates mill feeds or "midds." Midds are sold to processors of animal feeds as a feed additive.

DISTILLERY PRODUCTS

Our Atchison and Pekin plants process corn and/or milo, mixed with the starch slurry from starch and gluten processing operations, into food grade alcohol, fuel grade alcohol, distillers feed and carbon dioxide.

Food grade alcohol consists of beverage alcohol and industrial food-grade alcohol that are distilled to remove impurities. Fuel grade alcohol, or "ethanol," is grain alcohol that has been distilled to remove all water to yield 200 proof alcohol suitable for blending with gasoline.

Since the reconstruction of our Atchison distillery following an explosion that occurred in September, 2002, the majority of the distillery's capacity has been dedicated to the production of high quality, high purity food grade alcohol for beverage and industrial applications. The remainder has been dedicated to the production of fuel grade alcohol, commonly known as ethanol. The new state-of-the-art equipment that was installed during the reconstruction has resulted in improved alcohol production efficiencies at the Atchison plant. Conversely, the majority of our capacity at our Pekin, Illinois distillery has historically been dedicated to the production of fuel grade alcohol. Additional efforts to further improve efficiencies at both distilleries, particularly relating to energy usage, have been initiated through recently approved capital projects. We generally operated at full production capacity for both food grade and fuel grade alcohol during fiscal 2007.

Food Grade Alcohol

Beverage Alcohol. Food-grade beverage alcohol consists primarily of grain neutral spirits and gin. Grain neutral spirits are sold in bulk quantities at various proof concentrations to bottlers and rectifiers, which further process the alcohol for sale to consumers under numerous labels. Our gin is created by redistilling grain neutral spirits together with proprietary customer formulations of botanicals or botanical oils.

We believe that in terms of fiscal 2007 net sales, we are one of the three largest bulk sellers of food grade alcohol in the United States. Our principal competitors in the beverage alcohol market are Grain Processing Corporation of Muscatine, Iowa and Archer-Daniels-Midland Company of Decatur, Illinois.

Much consolidation in the beverage alcohol industry has occurred at the customer level over the past two decades. As these consolidations have come about, we have maintained a strong and steady presence in the market due to longstanding relationships with customers and our reputation for producing very high quality, high purity alcohol products.

Industrial Alcohol. We market food grade alcohol which is not sold as beverage alcohol as food grade industrial alcohol. We sell food grade industrial alcohol for use as an ingredient in foods (e.g., vinegar and food flavorings), personal care products (e.g., hair sprays and deodorants), cleaning solutions, biocides, insecticides, fungicides, pharmaceuticals, and a variety of other products. Although grain alcohol is chemically the same as petroleum-based or synthetic alcohol, certain customers prefer a natural grain-based alcohol. We sell food grade industrial alcohol from both of our Atchison and Pekin plants in tank truck or rail car quantities direct to a number of industrial processors.

Synthetic alcohol historically has dominated the food grade industrial alcohol market. In recent years, however, the use of grain-based alcohol has exceeded synthetic alcohol in this market. Our principal competitors in the grain-based food grade industrial alcohol market are Grain Processing Corporation of Muscatine, Iowa and Archer-Daniels-Midland Company of Decatur, Illinois. Competition is based primarily upon price, service and quality factors.

Fuel Grade Alcohol

Fuel grade alcohol, which is commonly referred to as ethanol, is sold primarily for blending with gasoline to increase the octane and oxygen levels of the gasoline. As an octane enhancer, ethanol can serve as a substitute for lead and petroleum-based octane enhancers. As an oxygenate, ethanol has been used in gasoline to meet certain environmental regulations and laws relating to air quality by reducing carbon monoxide, hydrocarbon particulates and other toxic emissions generated from the burning of gasoline ("toxics"). Because ethanol is produced from grain, a renewable resource, it also provides a fuel alternative that tends to reduce the country's dependence on foreign oil.

To encourage the production of ethanol for use in gasoline, the Federal government and various states have enacted tax and other incentives designed to make ethanol competitive with gasoline and gasoline additives. Under the internal revenue code, and until the end of 2010, gasoline that has been blended with ethanol provides sellers of the blend with certain credits or payments that amount to $0.51 per gallon of ethanol with a proof of 190 or greater that is mixed with the gasoline. Although these benefits are not directly available to us, they allow us to sell our ethanol at prices which are competitive with less expensive additives and gasoline.

On August 8, 2005, President Bush signed the Energy Policy Act of 2005 ("Energy Act"), a comprehensive energy bill that includes a provision for establishing a renewable fuels standard. The Energy Act provides for the adoption of regulations whose purpose, subject to other provisions of the Energy Act, is to ensure that gasoline sold or introduced into commerce in the continental United States contains on an annual average basis 4.0 billion gallons of renewable fuel commencing in 2006 and increasing incrementally to 7.5 billion gallons in 2012. For this purpose, in addition to grain-based ethanol that we make, renewable fuels also includes cellulosic biomass ethanol, biodiesel, and other motor vehicle fuel that is produced from biomass such as starch, sugarcane, sugar beets or potatoes as well as natural gas produced from a biogas source, such as a landfill, that is used to replace or reduce the quantity of fossil fuel present in a fuel mixture used to operate a motor vehicle. Each gallon of cellulosic biomass ethanol counts as 2.5 gallons of renewable fuel under the renewable fuel volume requirements.

While the Energy Policy Act eliminated the federal oxygen standard in reformulated gasoline, it did not provide for an MTBE liability protection clause. With the elimination of the need for oxygenates in gasoline, refiners do not have a legal basis to continue the use of MTBE, a known carcinogen. Therefore, refiners elected to discontinue virtually all use of MTBE by May 7, 2006, the effective date of the renewable fuels standard. Refiners will continue to have a need for octane in gasoline and, without the use of MTBE, their only viable alternative at this point is to increase the use of ethanol. As a result, we believe ethanol usage will grow through 2012 as refiners continue the search for octane to extend the gasoline pool and provide for increasing demand for gasoline in the U.S. market.

Because of concerns over MTBE, state and federal policies promoting cleaner air and state and federal production incentives and tax programs, the ethanol industry has grown substantially in recent years. Based on data compiled by the Renewable Fuels Association, fuel ethanol production capacity at the end of our 2007 fiscal year amounted to approximately 6.5 billion gallons of capacity compared to 4.8 billion gallons at the end of fiscal 2006. Additionally, there were approximately 6.4 billion gallons of capacity in various stages of planning or construction at the end of fiscal 2007.

According to information published by the Renewable Fuels Association, as of July 2007, there were approximately 124 ethanol production facilities in the United States and approximately 76 more under construction or being planned in addition to 7 under expansion. The majority of these facilities are located in the Midwestern corn producing states. The fuel-grade alcohol market is dominated by Archer-Daniels-Midland Company, with our Company being among the smaller of a few other larger second-tier ethanol producers. We compete with other producers of fuel-grade alcohol on the basis of price and delivery service. We believe the proximity of our plants to our markets gives us an advantage over many of our competitors.

Although we believe the future for ethanol remains promising, there can be no assurance that ethanol prices will improve as a result of this new law. Industry capacity may already exceed the level of renewable fuels mandated through 2009 in the Energy Act, and the Act encourages further expansion of the industry. If that expansion occurs at a more rapid pace than the schedule for implementing the renewable fuels standard, ethanol prices could be affected.

Distillery By-Products

The bulk of fiscal 2007 sales of alcohol by-products consisted of distillers feed. Distillers feed is the residue of corn, milo and wheat from alcohol processing operations. The residue is dried and sold primarily to processors of animal feeds as a high protein additive. We compete with other distillers of alcohol as well as a number of other producers of animal food additives in the sale of distillers feed. During fiscal 2007, prices for distillers feed were depressed relative to corn prices as a result of increased fuel alcohol capacity combined with decreased demand in the European Union due to the EU's non-approval of several varieties of genetically modified corn commonly grown in the U.S.

The balance of alcohol by-products consists primarily of carbon dioxide. During the production of alcohol, we trap carbon dioxide gas that is emitted in the fermentation process. The gas is purchased and liquefied on site by three principal customers, one at the Atchison Plant and two at the Pekin Plant, who own and operate the carbon dioxide processing and storage equipment under long term contracts with us. The liquefied gas is resold by these processors to a variety of industrial customers and producers of carbonated beverages.

PATENTS

We are involved in a number of patent-related activities. For at least the past six years, we have regularly been filing patent applications to protect a range of inventions made in our expanding research and development efforts, including inventions relating to applications for our products. Our most significant patents or patent licenses are described below.

In 2003, we licensed, on an exclusive basis, certain patented technology from The Kansas State University Research Foundation relating to United States Patent 5,855,946, which describes and claims processes for making food-grade starches resistant to alpha-amylase digestion, as well as products and uses for the resistant starches. The license relates to products derived from plant-based starches and is a royalty-bearing, worldwide license whose term, subject to termination for material, uncured breaches or bankruptcy, extends until the patent rights expire in 2017. Royalties generally are based on net sales. The patent rights relate to the referenced U.S. patent and any corresponding foreign patent application, which has been filed in Australia. Under the license, we can make, have made, use, import, offer for sale, and sell licensed products within the scope of a claim of the patent rights or which are sold for a use within the scope of the patent rights and may, with approval of the licensor, grant similar rights to sublicensees. In connection with the settlement of a lawsuit, we have granted National Starch and Chemical Investment Holding Corporation and certain of its affiliates a royalty bearing sublicense under the patent and related technology to make high amylose maize starch and to sell it anywhere except in the United States. In addition, we have granted Cargill Incorporated a royalty bearing sublicense to use the patented process for the life of the patent in the production of tapioca-based starches for use in food products.

We hold a U.S. Patent (No. 5,665,152) expiring in 2016 relating to the methods of grain protein-based solid articles that we use in the production of pet chew products.

We hold U.S. Patent 5,610,277 expiring in 2015 relating to the alcohol-free wet extraction of gluten dough into gliadin and glutenin.

We are exclusively licensed by the University of Minnesota under United States Patent 5,321,064, which relates to biodegradable interpolymer compositions made from biodegradable natural and synthetic polymers. The license expires on June 14, 2011, as does the licensed patent.

RESEARCH AND DEVELOPMENT

During the last three fiscal years, we have spent an aggregate of $8.7 million on research and development activities, all in the ingredients segment, as follows: 2007- $2.8 million; 2006-$2.9 million; and 2005-$3.0 million.

SEASONALITY

Our sales subsequent to 2002 have not been seasonal.

TRANSPORTATION

Our output is transported to customers by truck, rail and barge transportation equipment, most of which is provided by common carriers. We lease 439 rail cars, which may be dispatched on short notice. We offer customers shipment by barge through our barge loading facilities on the Illinois River.

RAW MATERIALS

Our principal raw material is grain, consisting of wheat, which is processed into all of the products that we manufacture, and corn and milo, which are processed into alcohol, animal feed and carbon dioxide. We purchase grain directly from surrounding farms, primarily at harvest time, and throughout the year from grain elevators. To assure supplies, we may enter into contracts to take future delivery within 30 days. These are fixed price contracts which are based on prices of future contracts and specify the amount, type and class of grain and the price. We can call for delivery at any time within thirty days of the contract.

Historically, the cost of grain is subject to substantial fluctuations depending upon a number of factors which affect commodity prices in general, including crop conditions, weather, government programs and purchases by foreign governments. Such variations in grain prices have had and are expected to have from time to time significant adverse effects on the results of our operations. This is primarily due to a variety of factors. Fuel grade alcohol prices, which historically have tracked the cost of gasoline, do not usually adjust to rising grain costs. Similarly, prices of commodity wheat starches generally track the prices of corn starch and usually do not adjust to rising wheat prices. It generally is difficult for us to compensate for increases in grain costs through adjustments in prices charged for our vital wheat gluten due to subsidized European Union wheat gluten, whose artificially low prices are not affected by such costs. However, recent increases in demand resulting from contaminated imported wheat flour misrepresented as gluten have resulted in what we believe will be short-term increases in gluten prices and a more balanced global supply/demand relationship.

During fiscal 2007, market prices for grain increased. The average price that we paid per bushel for wheat increased 23.9 percent in fiscal 2007 compared to fiscal 2006, while the average price for a bushel of corn that we paid increased 49.6 percent over the same period.

We engage in the purchase of commodity futures to hedge economic risks associated with fluctuating grain and grain products prices. During fiscal 2007, we hedged approximately 40.7 percent of corn processed, compared to 46.3 percent in 2006. Of the wheat that we processed in fiscal 2007, 2.5 percent was hedged compared to 1.4 percent hedged in fiscal 2006. The contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of contract costs when contract positions are settled and related products are sold. For fiscal 2007, raw material costs included a net hedging loss of approximately $2.4 million on contracts settled during the year compared to a net hedging loss of approximately $1.9 million for fiscal 2006. See Item 7A - *Quantitative and Qualitative Disclosures About Market Risk*.

ENERGY

Because energy comprises a major cost of operations, we seek to assure the availability of fuels for the Pekin and Atchison plants at competitive prices.

We use natural gas to operate boilers that we use to make steam heat. We procure natural gas for the Atchison plant in the open market from various suppliers. We can purchase contracts for the delivery of gas in the future or can purchase future contracts on the exchange. Depending on existing market conditions, we have the ability to transport the gas through a gas pipeline owned by a wholly-owned subsidiary. In Pekin, we can either procure natural gas through Central Illinois Light Company (aka AmerenCILCO) or through other suppliers. We have a multi-year agreement with Central Illinois Light Company that expires on August 31, 2009 under which the utility will transport gas to our Pekin plant on the utility's pipeline. In order to control energy costs, we have a risk management program whereby, at pre-determined prices, we will purchase a portion of our natural gas requirements for future delivery.

In 1995, we entered into a long-term arrangement with AmerenCILCO and one of its subsidiaries (collectively "CILCO") with respect to our Pekin, Illinois plant. Under the arrangement, we have leased a portion of our plant facility to CILCO for a term ending in February 2010. CILCO constructed a new gas fired electric and steam generating facility on ground leased from us and agreed to provide steam heat to the Pekin plant. If we fail to renew the lease for 19 years at the end of the lease term, we must pay CILCO the net book value of the boiler plant and cogeneration facility, which we estimate will be $10.6 million. Under a related steam heat service agreement, we have agreed to purchase our requirements for steam heat from CILCO until at least February 2010. Either party may terminate the service agreement at the end of the initial term or thereafter upon two years notice. Also, if gas prices have risen to a level such that operating a steam facility with alternative fuel would be more attractive and the payback period for a new facility would be five years or less, we may terminate the service agreement prior to the end of the initial term upon two years notice by making a specified payment to CILCO, currently approximately $656,000. We must make adjustable minimum monthly payments over the term of the service agreement, currently $141,000, with declining fixed charges for purchases in excess of minimum usage, and are responsible for fuel costs and certain other expenses. However, CILCO also uses the boilers to run electric generating units that it constructed on the leased site and pays us for a portion of the fuel costs that we incur for the production of steam, based on savings realized by CILCO from electricity generated at the facility. We presently are exploring the possibility of terminating these arrangements and installing a new coal powered steam generator facility at our Pekin facility.

We also have a contract, which expires in December 2007, to purchase electricity from AmerenCILCO at fixed rates.

We are currently exploring alternative sources of energy for our Pekin, Illinois plant in the form of a coal-fired steam generation facility. In this regard we have applied for a license to operate a coal fired facility with the Illinois EPA. However, we are in the preliminary stages of analysis and no decision has been made to proceed beyond the exploratory stage.

EMPLOYEES

As of July 1, 2007, we had 460 employees, 253 of whom are covered by collective bargaining agreements with one labor union. One agreement, which expires on August 31, 2008, covers 133 employees at the Atchison Plant. Another agreement, which expires on October 31, 2007, covers 84 employees at the Pekin plant. A collective bargaining agreement with employees at our Kansas City facility covers 36 employees and expires on September 25, 2009. As of July 1, 2006, we had 462 employees.

We consider our relations with our personnel to be good and have not experienced a work stoppage since 1978.

REGULATION

Our beverage and industrial alcohol business is subject to regulation by the Alcohol and Tobacco Tax and Trade Bureau ("TTB") and the alcoholic beverage agencies in the States of Kansas and Illinois. Such regulation covers virtually every aspect of our alcohol operations, including production facilities, marketing, pricing, labeling, packaging, and advertising. Food products are also subject to regulation by the Food and Drug Administration. TTB regulation includes periodic TTB audits of all production reports, shipping documents, and licenses to assure that proper records are maintained. We are also required to file and maintain monthly reports with the TTB of alcohol inventories and shipments.

We are subject to extensive environmental regulation at the federal, state and local levels. The regulations include the regulation of water usage, waste water discharge, disposal of hazardous wastes and emissions of volatile organic compounds, nitrogen oxides, sulfur dioxides, particulates and other substances into the air. Under these regulations, we are required to obtain operating permits and to submit periodic reports to regulating agencies. For the Atchison and Kansas City, Kansas plants, the air quality is regulated by both the U.S. Environmental Protection Agency ("USEPA") and the Division of Environment of the Kansas Department of Health and Environment (the "KDHE"). The KDHE regulates all air emissions. We also were required to obtain a Class I air operating permit from the KDHE and must obtain KDHE approval to make plant alterations that could modify the emission levels. The KDHE also regulates the discharge water quality at the Atchison plant. This includes process water, non-contact water and storm water. We monitor process water and non-contact water discharge on a daily basis and submit monthly reports to the KDHE documenting the test results from these water discharges. The USEPA and KDHE also monitor hazardous waste disposal for the Atchison and Kansas City plants. We also are required to submit annual reports pursuant to the Kansas and Federal Emergency Planning Community Right-to-Know Acts. Local officials, such as the local emergency planning committees in the Atchison and Kansas City communities, also receive copies of these annual reports.

Similar environmental regulations apply to the Pekin, Illinois facility. Air quality at the Pekin plant is regulated by both the USEPA and the Illinois Environmental Protection Agency (the "IEPA"). The IEPA regulates all air emissions. We have permits to make certain emissions, and the IEPA has the right to do on-site testing to verify that emissions comply with these permits. Also, the IEPA regulates waste water, cooling water and storm water discharge at the Pekin plant. We test wastewater effluent quality twice each week and file monthly reports with the IEPA. We also file an Annual Emissions Report and a Toxic Release Inventory annually with the IEPA. The Pekin facility is also required to submit periodic reports pursuant to the Illinois and Federal Emergency Planning Community Right-to-Know Acts.

During 1997, the IEPA commenced an action against our Illinois subsidiary with respect to alleged noncompliance of the Pekin Plant with certain air quality regulations. In 2002, the USEPA began an enforcement initiative relating to air emissions standards, focusing on all ethanol producers in its Midwestern region. In connection with the USEPA enforcement initiative relating to our Pekin facility, we entered a consent decree and paid a federal penalty of $172,000. In connection with the IEPA proceedings, we entered a Stipulation and Proposal for Settlement pursuant to which we made a total payment of $500,000, including a contribution to a state special project fund. Both the consent decree and the Stipulation required us to undertake specified compliance activities. As a result of these proceedings and a desire to make our operations more efficient, we made capital expenditures of $11.1 million at the Pekin facility. We could have complied with environmental requirements in Pekin by only installing necessary pollution control equipment to an existing dryer, which we expect would have cost approximately $2 million. However, we elected instead to install a new, emission-controlled dryer/evaporator system that will both address regulatory requirements and increase plant efficiency.

In January 2006 we entered a consent agreement with the KDHE resolving past allegations relating to permits, emissions levels and compliance with pollution regulations. We agreed to pay a civil penalty and to undertake certain modifications to our Atchison facility over two and one-half years, including replacing a dryer, replacing or modifying our boilers and modifying certain emission controls. We had previously installed the emission-controlled dryer in Atchison that we will use to process distillers feed at an estimated cost of $12 million, and are making additional capital expenditures of $2 to $4 million for new boiler burners and emission controls.

STRATEGIC RELATIONSHIPS

On July 12, 2004, we entered into a business alliance with Cargill, Incorporated for the production and marketing of a new resistant starch called Fibersym® HA that is derived from high amylose corn. Under this alliance, which has an initial term of five years, Cargill agreed to manufacture Fibersym® HA under United States patent 5,855,946, which has been licensed exclusively to us. The new starch is to be marketed by both companies under the Fibersym® brand name with all revenues from such sales recognized by us. We and Cargill are to share profits from sales of the new product. In connection with the arrangement for the new corn product, we also granted Cargill a royalty bearing sublicense to use the patented process for the life of the patent in the production of tapioca-based starches for use in food products. We also agreed that if we determined to use the patented process to produce starches derived from other types of corn or to have a third party make product under the patent from other plant sources (other than wheat or potato), we would offer Cargill an opportunity to participate with us. Cargill has started to market its tapioca-based starch product under the sublicense from us but we have only received nominal royalties to date. As part of the transactions mentioned above, we licensed Cargill to use the technology disclosed and claimed in certain patent applications relating to uses for the patented resistant starch.

Although we originally hoped to introduce Fibersym®HA starch into the market at the end of 2004, due to litigation brought by National Starch and Chemical Investment Holding Corporation, Penford Australia, Ltd. and Penford Holdings Pty. in November 2004, we put the sale and additional production of the product on hold. The litigation was resolved in September 2006. We are engaged in discussions with Cargill about modifying our arrangements with them.

To complement offerings in our Fibersym® resistant starch line, in the fourth quarter of fiscal 2004 we began marketing a new potato-based resistant starch, Fibersym® 80 ST, for use in fiber enhanced and reduced carbohydrate food applications. The ingredient was produced for us by Penford Corporation, using patented processes described in United States patent 5,855,946 and licensed exclusively to us by KSURF. Under our agreement with Penford, we were required to purchase $6.2 million of product during fiscal 2005. Penford extended our period for taking delivery through August of 2005. Although this agreement resulted in an excess of inventories of the potato-based resistant starch, these inventories have been fully depleted and we have no further commitments with Penford.

ITEM 1A. RISK FACTORS

Our business is subject to certain risks and uncertainties. The following identifies those which we consider to be most important.

The availability and cost of agricultural products that we use in our business are subject to weather and other factors beyond our control.

In fiscal 2007 and 2006, approximately 50.8 percent and 42 percent, respectively, of our costs of goods sold were for grain, principally wheat, corn and milo. Historically, the cost of grain is subject to substantial fluctuations depending upon a number of factors which affect commodity prices in general and over which we have no control, including crop conditions, weather, government programs and purchases by foreign governments. Such variations in grain prices have had and are expected to have from time to time significant adverse effects on the results of our operations, as prices for fuel grade alcohol and commodity wheat starches and gluten do not usually adjust to rising grain prices. For example, during fiscal 2007 our per-bushel cost of corn, adjusted for the impact of our hedging practices, averaged 49.6 percent higher than in fiscal 2006. At fiscal year end, corn prices were at near all time record highs and the next 12-month strip price for corn (the average price of 12-month futures) was approximately 35.4 percent higher than at the same time as the prior year. Although we engage in the purchase of commodity futures to hedge economic risks associated with fluctuating grain prices, we may not be successful in fully limiting our exposure to market fluctuations in the cost of grain.

Our profitability is affected by the cost of natural gas.

Natural gas comprised approximately 15.4 percent of our costs of goods sold in fiscal 2007 and 23.9 percent of our cost of goods sold in fiscal 2006. We use natural gas extensively in our operations and the price of natural gas fluctuates, based on anticipated changes in supply and demand, weather and the prices of alternative fuels. Historically, prices of natural gas have been higher in the late fall and winter months than during other annual periods. We are not always able to pass on increases in energy costs to our customers, and margins and profitability have been and could continue to be adversely affected by fluctuations in the price of natural gas.

Volatile corn and gasoline prices affect our profitability.

The price of fuel grade alcohol, or ethanol as it is commonly known, has some relation to the price for gasoline. The price of fuel grade alcohol tends to increase as the price of gasoline increases, and the price for fuel grade alcohol tends to decrease as the price of gasoline decreases. Changes in gasoline prices will likely also lead to changed prices for fuel grade alcohol and could affect our operating results.

A substantial portion of our operating income is dependent on the spread between alcohol and corn prices. The spread between alcohol and corn prices fell significantly in fiscal 2007 from their historically high levels in fiscal 2006 due to increases in the price of corn. Reduced spreads, either as a result of increased corn prices or reduced prices for alcohol, would adversely affect our financial performance.

The relationship between the price we pay for corn and the sales prices of our by-products can fluctuate significantly and affect our results of operations.

We sell distillers dried grain, or distillers feed, the principal by-product of our ethanol production process, for prices which historically have tracked the price of corn. Recently, the value of these by-products has lagged behind the significant and rapid increase in corn prices. As a result, we may generate less revenue from the sale of these products relative to the price of corn. Further, certain of our by-products compete with similar products made from other plant feedstock whose cost may not have risen as corn prices have. As a result, the price we receive for our products may not rise as corn prices rise, thereby lowering our cost recovery percentage relative to corn.

The loss of major customer could have an adverse effect on our results of operations.

During fiscal 2007 and 2006, our five largest distillery products customers accounted for approximately 38 percent and 35 percent, respectively, of our consolidated revenues, and our five largest ingredients customers accounted for an aggregate of approximately 7 percent and 13 percent, respectively, of our consolidated revenues. If we lost one or more of our major customers, or if one or more of our customers significantly reduced its orders, sales and results of operations could be adversely affected. In the fourth quarter of fiscal 2006, one of our major ingredients customers was sold, and we have received no orders from the customer for product since May, 2006. The loss of this customer is the primary reason that our ingredients segment experienced a loss in fiscal 2007. See Item 3. *Legal Proceedings*.

The rapid growth of production capacity in the ethanol industry creates some market uncertainly for portions of our business and the ethanol industry.

Approximately 56 percent of our fiscal 2007 distillery product sales and 54 percent of our fiscal 2006 distillery product sales were fuel grade alcohol, or ethanol. The ethanol industry continues to grow and there is significant competition among ethanol producers. At July 1, 2007, existing construction at new and expanding ethanol plants was predicted to increase ethanol production capacity by approximately 6.4 billion gallons per year. This would increase the existing nationwide production capacity by approximately 98 percent. We expect this increase in capacity to continue in the near future.

There also is increasing competition from international suppliers. Although there is a tariff on foreign produced ethanol that is slightly higher than the federal ethanol tax incentive, ethanol imports equivalent to up to 7% of total domestic production from certain countries were exempted from this tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean.

We cannot determine what effect increases in production will have upon the demand or price of ethanol, but during fiscal 2007 spot prices declined approximately 12% from levels at the first of the year and long-term contract (6 months or more) prices declined approximately 20%. At a minimum, increased capacity creates some uncertainty for the ethanol industry. Oil companies must continue to invest in modifications to existing gasoline terminals to allow ethanol access to new and larger gasoline markets such as Florida and other East coast states. To the extent new markets are accessible at the same rate as the ethanol supply grows, we do not expect ethanol pricing to weaken relative to gasoline prices. If new markets are not opened at the same rate, we expect ethanol prices to fall relative to gasoline.

Although there has been an increase in the demand for ethanol as a result of the adoption of the Energy Policy Act of 2005, we cannot provide any assurance or guarantee that there will be any material or significant increases in the price for ethanol. If the production of ethanol exceeds either the demand for ethanol or the petroleum industry's ability to blend ethanol with gasoline, then the price of ethanol would be expected to fall, and such a fall in ethanol prices could be significant. In that case, our revenues could decrease.

The increased production of ethanol has had other adverse effects as well. For example, the increased production of ethanol has resulted in increased demand for corn, which has lead to higher prices for corn, resulting in higher costs of production and lower margins Also, the increased production has lead to increased supplies of by-products from the production of ethanol, such as distillers feed. Those increased supplies have contributed to lower prices for those by-products in relation to corn prices. Although demand for distillers feed has increased roughly in proportion to supply, were prices to fall, it might have an adverse affect on our business.

Federal regulations concerning tax incentives could expire or change which could reduce our revenue.

To encourage the production of ethanol for use in gasoline, the Federal government has enacted tax and other incentives designed to make ethanol competitive with gasoline and gasoline additives. Under the internal revenue code, and until the end of 2010, gasoline that has been blended with ethanol provides sellers of the blend with certain credits or payments that amount to $0.51 per gallon of ethanol with a proof of 190 or greater that is mixed with the gasoline.

These federal tax benefits are important to the ethanol industry and our business. Such benefits have supported a market for ethanol that might disappear without the credit. These benefits are scheduled to expire in 2010 and may not continue beyond their scheduled expiration date or, if they continue, the incentives may not be at the same level. The revocation or amendment of these benefits could adversely affect the future use of ethanol in a material way, and we cannot guarantee that these benefits will be continued. If the federal ethanol tax incentives are eliminated or sharply curtailed, the demand for ethanol may decrease and our business may be materially adversely affected.

We are subject to extensive regulation, and compliance with existing or future laws and regulations may require us to incur substantial expenditures or require us to make product recalls.

We are subject to a broad range of federal, state, local and foreign laws and regulations intended to protect public health and the environment. Our operations are also subject to regulation by various federal agencies, including the Alcohol and Tobacco Tax Trade Bureau, the Occupational Safety and Health Administration, the Food and Drug Administration and the Environmental Protection Agency, and by various state and local authorities. Such regulation covers virtually every aspect of our operations, including production facilities, marketing, pricing, labeling, packaging, advertising, water usage, waste water discharge, disposal of hazardous wastes and omissions and other matters. Violations of any of these laws and regulations may result in administrative, civil or criminal penalties being levied against us, permit revocation or modification, performance of environmental investigatory or remedial activities, voluntary or involuntary product recalls, or a cease and desist order against operations that are not in compliance. These laws and regulations may change in the future and we may incur material costs in our efforts to comply with current or future laws and regulations or to affect any product recalls. These matters may have a material adverse effect on our business. See Item 1. *Business-Regulation* where we discuss environmental proceedings in which governmental agencies sought fines from us and required significant capital expenditures.

We may require significant cash flow to make capital expenditures and pay our debt.

Over the course of the next few years we may need to make substantial capital expenditures. Although some of these would be discretionary, we expect others will be required to comply with environmental regulations. See – Item 1. *Business of the Company - Energy* and *Regulation* and Item 7. *Managements Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Cash Flow Information – Investing Cash Flows* and *Capital Expenditures*. We may require additional long term financing to meet certain of these requirements, but have not determined the amount, type or source of such financing. We cannot assure you that we will be able to arrange such financing on favorable terms, if at all.

Hedging transactions involve risks that could harm our profitability.

In an attempt to minimize the effects of the volatility of corn and wheat costs on operating profits, we take hedging positions in corn and wheat futures markets. Hedging means protecting the price at which we buy corn and wheat and/or the price at which we sell our products in the future. It is a way to attempt to reduce the risk caused by price fluctuation. The effectiveness of such hedging activities is dependent upon, among other things, the cost of corn and wheat and our ability to sell sufficient amounts of products to utilize all of the grain subject to futures contracts. Although we attempt to link hedging activities to sales plans and pricing activities, such hedging activities can themselves result in costs because price movements in grain contracts are highly volatile and influenced by many factors beyond our control.

The use of certain commodity contracts reduces our ability to take advantage of short-term reductions in raw material costs. If one or more of our competitors is able to reduce their costs by taking advantage of any reductions in raw material costs, we may face pricing pressures from these competitors and may be forced to reduce our selling prices or face a decline in sale volumes, either of which could have a material adverse effect on our business, results of operations and financial condition.

If we lose certain key personnel, we may not be successful.

We rely on the continued services of key personnel involved in management, product development, sales, manufacturing and distribution, and, in particular, upon the efforts and abilities of our executive management team. The loss of service of any of the members of our executive management team could have a material adverse effect on our business, financial condition and results of operations. We do not have key personnel life insurance covering any of our employees.

Work stoppages at our facilities could have a material adverse effect on the profitability of our business.

Most of our work force is unionized. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could have a material adverse effect on us.

We may suffer future impairment losses.

We review long-lived assets if events or circumstances indicate that usage may be limited and carrying values may not be recoverable. See Item 7. *Managements Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies"* Should events indicate such assets cannot be used as planned, whether because of saturated markets, overcapacity or other causes, we could be required to recognize an impairment loss.

Lenders may require us to abide by restrictive loan covenants that may hinder our ability to operate and reduce our profitability.

The loan agreements governing our debt contain a number of restrictive affirmative and negative covenants. These covenants limit our ability to, among other things:

- incur additional indebtedness;
- pay dividends to stockholders;
- make various investments;
- create liens on our assets; or
- merge or consolidate or dispose of all or substantially all of our assets.

We also are required to maintain specified financial ratios, including a current ratio, minimum consolidated tangible net worth, debt to tangible net worth and a fixed charge coverage ratio. A breach of any of these covenants or requirements could result in a default under our debt agreements. As an example, if we default, and if such default is not cured or waived, a lender could, among other remedies, accelerate our debt and declare that such debt is immediately due and payable. If this occurs, we may not be able to repay such debt or borrow sufficient funds to refinance. Even if new financing is available, it may not be on terms that are acceptable. No assurance can be given that our future operating results will be sufficient to achieve compliance with such covenants and requirements, or in the event of a default, to remedy such default.

Common stockholders have limited rights under our Articles of Incorporation.

Under our Articles of Incorporation, holders of our Preferred Stock are entitled to elect five of our nine directors and only holders of our Preferred Stock are entitled to vote with respect to a merger, dissolution, lease, exchange or sale of substantially all of the Company's assets, or on an amendment to the Articles of Incorporation, unless such action would increase or decrease the authorized shares or par value of the Common or Preferred Stock, or change the powers, preferences or special rights of the Common or Preferred Stock so as to affect the holders of

Common Stock adversely. Generally, the Common Stock and Preferred Stock vote as separate classes on all other matters requiring stockholder approval. A majority of the outstanding shares of our Preferred Stock is held by the MGP Ingredients Voting Trust, whose trustees are Cloud L. Cray, Jr., Richard B. Cray and Laidacker M. Seaberg.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

We maintain the following principal plants, warehouses and office facilities:

Location	Purpose	Plant Area (in sq. ft.)	Tract Area (in acres)
Atchison, Kansas	Grain processing, distillery, warehousing, and research and quality control laboratories.	494,640	26
	Principal executive office building	18,000	1
	Technical Innovation Center	19,600	1
Kansas City, Kansas	Specialty protein and starch further processing and extrusion facility and warehouse.	83,200	27
Pekin, Illinois	Grain processing, distillery, warehousing and quality control laboratories.	462,926	49
Onaga, Kansas	Production of grain-based polymers and wood composites.	23,040	3

Our facilities are generally in good operating condition, are currently in normal operation, and are generally suitable for the business activity conducted therein and have productive capacities sufficient to maintain prior levels of production. The Atchison, Pekin and Onaga facilities are owned. The Kansas City facility is leased from the Unified Government of Wyandotte County, Kansas City, Kansas pursuant to an industrial revenue bond financing. We also own or lease transportation equipment and facilities and a gas pipeline described under *Business – Transportation and Energy*. Our loan agreements contain covenants that limit our ability to pledge our facilities to others.

We completed the construction of our principal executive office building and technical innovation center in Atchison in the third quarter of fiscal 2007.

ITEM 3. LEGAL PROCEEDINGS

OTHER MATTERS

MGP Ingredients, Inc. v. Mars, Incorporated et. al., Civil Action No 06-2318, U.S. District Court, District of Kansas. On July 31, 2006, the Company filed suit against Mars, Incorporated and S&M Nutec LLC in the United States District Court for the District of Kansas. The complaint charges both defendants with infringement of the Company's '152 patent and misappropriation of trade secrets. It further alleges that Mars has committed tortious interference with contract and that S&M Nutec has committed breach of contract. The Company seeks damages and injunctive relief from both parties. Mars and S&M NuTec have taken the position that a "new" formula, which Mars claims to have developed for use by S&M Nutec in the production of dog chews, is not covered by the Company's patent, does not use,Company trade secrets, and is not subject to an existing supply agreement between the Company and S&M Nutec. The Company disputes these claims. The Company believes that Mars improperly gained access to confidential information about the Company's work and that Mars' "new" formulation is based on that work.

On September 25, 2007 the defendants filed an answer denying the Company's claims and a partial motion to dismiss the Company's claims for tortious interference and misappropriation of trade secrets for failure to state claims upon which relief can be granted. Defendants also pled various other affirmative defenses, including waiver, estoppel, unclean hands, non-infringement and invalidity of patent claims. On December 7, 2006, the Court denied Mars' partial motion to dismiss the Company's claims for tortious interference and misappropriation of trade secrets.

On June 25, 2007 the Court held a hearing to resolve disputes between the parties over the meaning of certain phrases in the independent claims of the Company's '152 patent (also known as a Markman hearing). The Court ruled on these issues on July 5, 2007. The Company believes that the Court's order was generally favorable to it. However, the Court's order did not resolve the litigation. Further discovery, pretrial proceedings and a jury trial scheduled for March 4, 2008 remain to be completed.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters have been submitted to a vote of stockholders during the fourth quarter of the fiscal year covered by this report.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

Our Executive Officers are as follows:

Name	Age	Position
Laidacker M. Seaberg	*61*	Chairman of the Board and Chief Executive Officer
Timothy W. Newkirk	*39*	President and Chief Operating Officer
Sukh Bassi, Ph.D.	*66*	Vice President, Scientific Affairs, and Chief Science Officer
Brian T. Cahill	*53*	Vice President-Finance and Administration and Chief Financial Officer
Clodualdo "Ody" Maningat, Ph.D.	*52*	Vice President, Application Technology and Technical Services
Marta L. Myers	*47*	Corporate Secretary and Executive Assistant to the President
Steven J. Pickman	*54*	Vice President, Corporate Relations and Marketing Services
David E. Rindom	*52*	Vice President, Human Resources

Name	Age	Position
Randy M. Schrick	57	Vice President, Manufacturing and Engineering
William R. Thornton	55	Vice President, Quality Management and Internal Counsel

Mr. Seaberg joined the Company in 1969 and has served as Chairman of the Board and Chief Executive Officer since October, 2006 and as Chief Executive Officer since September, 1988. He had served as the President of the Company from 1980 to October, 2006. He is the son-in-law of Mr. Cloud L. Cray, Jr.

Mr. Newkirk has served as President and Chief Operating Officer since October, 2006. He had served as Vice President of Operations and Chief Operating since April, 2006. He first joined the Company in 1991, serving initially as a distillery shift manager and later as a process engineer, project engineer and quality control manager at the Atchison, Kansas plant. He became manager of the Company's Pekin, Illinois plant in 1997. From 2000 to 2002, he was Vice President of Operations for the former High Plains Corporation, an ethanol production company located in Wichita, Kansas. He became Vice President of Global Operations for Abengoa Bioenergy S.L. following that company's acquisition of High Plains in January, 2002. He then served as Chief Operating Officer of Abengoa Bioenergy Corporation from August, 2003 until his return to MGP Ingredients as Director of Operations in 2005.

Dr. Bassi has served as Vice President of Scientific Affairs since April, 2007, and as Chief Science Office since June, 2004. He previously had been Vice President - New Products, Innovations and Technology, since July 2002. He was Vice President - Research and Development from 1985 until July 2002 and Vice President - Specialty Ingredients Marketing and Sales between 1998 and 2000. He also previously served as Technical Director from 1989 to 1998 and Vice President-Vital Wheat Gluten Marketing from 1992 to 1998. From 1981 to 1992 he was Manager of the Vital Wheat Gluten Strategic Business Unit. He was previously a professor of biology at Benedictine College for ten years.

Mr. Cahill has served as Vice President – Finance and Administration since October 2002. Prior thereto he served as General Manager of the Company's Pekin facility since 1992.

Dr. Maningat joined the Company in 1986. He has served as Vice President of Application Technology and Technical Services since June 2002. Previously, he was Corporate Director of Research and Development and Technical Marketing from 1997 to 2002. He served as Corporate Director of Research and Development and Quality Control for the Company from 1993 to 1997.

Ms. Myers joined the Company in 1996. She has served as Secretary since October 1996 and as Executive Assistant to the President since 1999. Previously, she was executive secretary for Superintendent of Schools for Unified School District 409, Atchison, Kansas.

Mr. Pickman joined the Company in 1985. He has served as Vice President, Corporate Relations and Marketing Services since June 2000. Previously he was Executive Director of Corporate Relations from 1999 to June 2000 and prior to that Corporate Director of Public and Investor Relations. Between 1985 and 1989 he served as the Director of Public Relations and Marketing Administration for the Company's former subsidiary, McCormick Distilling Company, Weston, Missouri.

Mr. Rindom joined the Company in 1980. He has served as Vice President, Human Resources since June 2000. He was Corporate Director of Human Relations from 1992 to June, 2000, Personnel Director from 1988 to 1992, and Assistant Personnel Director from 1984 to 1988.

Mr. Schrick, a Director since 1987, joined the Company in 1973. He has served as Vice President - Manufacturing and Engineering since July, 2002. He served as Vice President - Operations from 1992 until July 2002. From 1984 to 1992, he served as Vice President and General Manager of the Pekin plant. From 1982 to 1984, he was the Plant Manager of the Pekin Plant. Prior to 1982, he was Production Manager at the Atchison plant.

Mr. Thornton joined the Company in 1994. He has served as Vice President of Quality Management since June 2000 and Internal Counsel since March 2007. He was Corporate Director of Quality Management from 1997 to June 2000, and Corporate Director of Continuous Quality Improvement from 1994 to 1997.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDERS MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES

TRADING MARKET

Our Common Stock has been traded on the NASDAQ Stock Market (formerly the National Market System) since November 1988. Our trading symbol is MGPI.

HISTORICAL STOCK PRICES

The table below reflects the high and low closing prices of our Common Stock for each quarter of fiscal 2007 and 2006. We paid annual cash dividends of $.05 per share in November 2000; $.075 per share in each of November 2001, 2002 and 2003; $0.15 per share in November 2004 and 2005; $0.20 per share in October, 2006; and a semi-annual cash dividend of $0.10 per share in April, 2007. (The dividend information for years prior to 2004 give effect to the 2-for-1 stock split that took effect on June 30, 2004.) Previously, we had not paid cash dividends since the end of 1995. Any future dividends will be paid at the discretion of the Board of Directors, which will consider various factors, including our operating results and cash requirements, in making any decision respecting dividends.

		Sales Price	
		High	Low
2007:			
	First Quarter	$25.16	$17.99
	Second Quarter	23.44	20.25
	Third Quarter	23.08	18.12
	Fourth Quarter	20.73	15.76
2006:			
	First Quarter	$11.20	$ 8.08
	Second Quarter	12.71	10.25
	Third Quarter	18.41	12.02
	Fourth Quarter	34.21	15.90

RECORD HOLDERS

At July 1, 2007, there were approximately 595 holders of record of our Common Stock. We believe that the Common Stock is held by approximately 7,640 beneficial owners.

PURCHASES OF EQUITY SECURITIES BY ISSUER

We did not repurchase any shares of our stock during the three months ended July 1, 2007. The Board has formally terminated a stock purchase program which was first announced in 1997. No purchase had been made under the program for several years. If the Company subsequently determines to purchase shares, it will make an appropriate announcement.

ITEM 6. SELECTED FINANCIAL DATA

Years ended	July 1, 2007	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003
Income Statement Data:					
Net sales	$ 367,994	$ 322,477	$ 275,177	$ 270,673	$ 192,372
Cost of sales	321,941	277,264	249,936	245,766	202,112
Gross profit	46,053	45,213	25,241	24,907	(9,740)
Selling, general and administrative expenses	20,319	23,811	19,318	20,339	13,617
Other operating income	1,426	968	707	10,720	17,403
Income (loss) from operations	27,160	22,370	6,630	15,288	(5,954)
Other income, net	1,490	137	890	1,450	15,701
Interest expense	(964)	(1,482)	(1,393)	(1,088)	(1,226)
Income before income taxes	27,686	21,025	6,127	15,650	8,521
Provision for income taxes	9,988	7,030	2,123	6,182	3,367
Net income	$ 17,698	$ 13,995	$ 4,004	$ 9,468	$ 5,154
Basic earnings per common share	$ 1.08	$ 0.87	$ 0.25	$ 0.61	$ 0.33
Cash dividends per common share	$ 0.30	$ 0.15	$ 0.15	$ 0.08	$ 0.08
Weighted average common shares outstanding	16,428	16,106	15,975	15,473	15,864
Balance Sheet Data:					
Working capital	$ 48,704	$ 44,469	$ 40,628	$ 39,811	$ 38,527
Total assets	224,304	204,584	189,500	187,037	173,130
Long-term debt, less current maturities	8,940	12,355	16,785	12,561	15,232
Stockholders' equity	148,148	134,912	120,527	118,209	105,218
Book value per share	$ 8.98	$ 8.29	$ 7.54	$ 7.43	$ 6.81

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

We are a fully integrated producer of certain ingredients and distillery products and have two reportable segments, an ingredients segment and a distillery products segment. Products included within the ingredients segment consist of starches, including commodity wheat starch and specialty wheat starch, and proteins, including commodity wheat gluten, specialty wheat proteins, and mill feeds. Distillery products consist of food grade alcohol, including beverage alcohol and industrial alcohol, fuel alcohol, commonly known as ethanol, and distiller's grain and carbon dioxide, which are by-products of our distillery operations.

Our principal raw material is grain, consisting of wheat, which is processed into all of our products, and corn and milo, which are processed into alcohol, animal feed and carbon dioxide. The cost of grain is subject to substantial fluctuations depending upon a number of factors which affect commodity prices in general, including crop conditions, weather, government programs and purchases by foreign governments. Such variations in grain prices have had and are expected to have from time to time significant adverse effects on the results of our operations. This is due to a number of factors, including that, for various reasons, prices for fuel grade alcohol and commodity wheat starches and gluten do not usually adjust to rising grain prices. We engage in the purchase of commodity futures to hedge economic risks associated with fluctuating grain and grain product prices. Such contracts are accounted for as hedges and gains and losses are deferred and recognized in cost of sales as part of contract costs when contract positions are settled and related products are sold. We use the same method for gasoline hedges.

Energy comprises a major cost of operations, and seasonal increases in natural gas and other utility costs can affect our profitability. Energy costs during each of fiscal years 2003, 2004, 2005 and fiscal 2006 were higher than the preceding fiscal year. Energy costs in fiscal 2007 were lower than in fiscal 2006.

Substantially all of our ingredient sales and distillery sales are made directly or through distributors to manufacturers and processors of finished goods. Sales to customers are usually evidenced by short-term agreements that are cancelable within 30 days and under which products are usually ordered, produced, sold and shipped within 60 days. However, depending on market conditions, we sell varying amounts of our fuel alcohol under longer term contracts. In line with this practice, we have contracted a portion of our total current alcohol capacity to customers in the fuel alcohol area though the end of calendar 2007. We sometimes use gasoline futures to hedge fuel alcohol sales made under contracts with price terms based on gasoline futures.

In the past, we have benefited from tax and other incentives offered by the United States and various state governments to encourage the production of fuel alcohol. One of these involves a program that was implemented by the U.S. Department of Agriculture in December, 2000 to provide cash incentives for ethanol producers who increase their grain usage over comparable quarters to raise fuel alcohol production. We received payments of approximately $1.6 million in fiscal 2001, approximately $4.1 million in fiscal 2002, approximately $3.2 million in fiscal 2003, approximately $4.0 million in fiscal 2004, approximately $429,000 in fiscal 2005 and approximately $190,000 in fiscal 2006. Our eligibility to participate in the program, which ended on June 30, 2006, was determined quarter to quarter.

We also have benefited from a United States Department of Agriculture program in effect from June 1, 2001 to May 31, 2003 to support the development and production of value-added wheat proteins and starches. Current and prior period results reflect the recognition of revenue from this grant. See *Critical Accounting Policies-USDA Grant*. We also benefit indirectly from tax incentives provided gasoline marketers and producers to encourage the use of ethanol.

CRITICAL ACCOUNTING POLICIES

In preparing financial statements, management must make estimates and judgments that affect the carrying values of our assets and liabilities as well as recognition of revenue and expenses. Management's estimates and judgments are based on our historical experience and management's knowledge and understanding of current facts and circumstances. The policies discussed below are considered by management to be critical to an understanding of our financial statements. The application of certain of these policies places significant demands on management's judgment, with financial reporting results relying on estimations about the effects of matters that are inherently uncertain. For all of these policies, management cautions that future events rarely develop as forecast, and estimates routinely require adjustment and may require material adjustment. There have been no significant changes in critical accounting policies in the past year.

Hedging Activities. From time to time, we enter into exchange traded commodity contracts which are designated as hedges of specific volumes of commodities to be purchased and processed in future months. Additionally, we enter into exchange traded futures contracts related to certain sales of fuel grade alcohol to protect our selling price to the customer. These contracts are designated as and accounted for as cash-flow hedges. The changes in market value of such contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged items. In accordance with Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized in cost of sales as part of product costs when the related products are sold. If it is determined that the hedge instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these contracts would be recognized in cost of sales at that time.

USDA Grant. As discussed in *Note 14 to the Notes to Consolidated Financial Statements*, we received a grant from the United States Department of Agriculture Commodity Credit Corporation totaling approximately $25.6 million over the two-year period June 1, 2001 to May 31, 2003. The funds were awarded for research, marketing, promotional and capital costs related to value-added wheat gluten and starch products. Of the amount awarded, we allocated approximately $8.1 million to operating costs and $17.5 million to capital expenditures. Management has exercised judgment in applying grant proceeds to operating costs and capital expenditures in accordance with the terms of the grant. Funds applied to current operating costs were considered revenue as those costs were incurred during fiscal years 2002 and 2003. Funds applied to capital expenditures are being recognized in income over the periods during which applicable projects are depreciated. Funds applied to capital expenditures will be recognized in this manner over the next five to six years.

Impairment of Long-Lived Assets. We review long-lived assets, mainly equipment, if events or circumstances indicate that usage may be limited and carrying values may not be recoverable. Should events indicate the assets cannot be used as planned, the realization from alternative uses or disposal is compared to the carrying value. If an impairment loss is measured, this estimate is recognized. A significant change in the assumptions could result in a different determination of impairment loss and/or the amount of any impairment.

Defined Benefit Retirement Plan. We sponsor a funded, noncontributory qualified Defined Benefit Retirement Plan that covers substantially all our union employees at our Atchison, Kansas and Pekin, Illinois plant locations. The benefits under this plan are based upon years of qualified credited service. Our funding policy is to contribute annually not less than the regulatory minimum and not more than the regulatory maximum amount deductible for income tax purposes. Currently, this plan covers approximately 250 participants, both active and retired. The plan measurement and valuation date is June 30, of each year. We make various assumptions in valuing the liabilities and benefits under the plan each year. We consider the rates of return on long-term, high-quality fixed income investments using the annualized Moody's AA bond index. Assumptions regarding employee and retiree life expectancy are based upon the 1983 Group Mortality Table.

Other Postretirement Benefits. We also provide certain other postretirement health care and life insurance benefits to all active and retired employees. Currently, the plan covers approximately 504 participants, both active and retired. We fund the postretirement benefit plans on a pay-as-you-go basis and there are no assets that have been segregated and restricted to provide for postretirement benefits. We pay claims as they are submitted for both the medical and life insurance plans. We provide varied levels of benefits to participants depending upon the date of retirement and the location in which the employee worked. The medical and life plans are available to employees who have attained the age of 62 and rendered the required number of years of service ranging from five to ten years. All health benefit plans provide company-paid continuation of the active medical plan until age 65. At age 65, we either provide the retiree with Medicare Supplement coverage until death or we pay a lump sum advance premium on behalf of the retiree to the MediGap carrier of the retiree's choice. The employee retirement date determines which level of benefits is provided.

The plan measurement and valuation date is May 31 of each year. We make various assumptions in valuing the liabilities and benefits under the plan each year. We consider the rates of return on currently available, high-quality fixed income investments, using the annualized Moody's AA bond index. (Long term rates of return are not considered because the plan has no assets.) In Fiscal 2007, the accumulated postretirement benefit obligation (APBO) was higher than the prior year primarily as a result of higher claims experience and a decrease in the discount rate (6.27 percent to 6.10 percent.) Assumptions regarding employee and retiree life expectancy are based upon the 1983 Group Mortality Table. We also consider the effects of expected long term trends in health care costs, which are based upon actual claims experience and other environmental and market factors impacting the cost of health care in the short and long-term.

Other Significant Accounting Policies. Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. These policies require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. See *Note 1* in *Notes to Consolidated Financial Statements* set forth in Item 8 for other significant accounting policies.

DEVELOPMENTS IN THE INGREDIENTS SEGMENT

A previously reported loss of sales to a major pet industry customer was a primary reason for the decline in our ingredient sales. Sales of specialty ingredients for food applications were also lower compared to the prior year due to decreased unit sales of both specialty starches and proteins. This decrease was partially offset by improved specialty protein and starch prices.

We are concentrating our production and marketing efforts on supplying our core base of loyal customers with a more select array of high quality, premium ingredients that address nutritional, sensory and convenience issues and that can help build value while making more efficient use of our existing capacities. We are putting more sales and marketing focus on fewer core products, specifically Fibersym®, Arise®, Wheatex®, and FiberRite® RW. We also continue to place emphasis on research and development efforts and have revamped the responsibilities of our technical applications scientists, who will perform a significantly more integral role as solutions providers to our customers. In February, 2007, our science and technology staffs relocated to our new technical innovation center in Atchison, Kansas, that provides enhanced facilities for research and development initiatives as well as finished product formulations and testing.

In recent years, we curtailed the production of vital wheat gluten due to unfavorable competitive conditions caused by low valued imports. However, sales of our commodity wheat gluten began to increase during fiscal 2007 due to increased demand resulting from poor global wheat crops which yielded lower wheat gluten supplies than previously anticipated. Sales increased further toward the end of the fiscal 2007 and into the start of fiscal 2008 as demand for safe, quality gluten backed by supply and service reliability became even more significant. This situation developed following a major recall of pet foods containing contaminated imported wheat flour misrepresented as gluten. In response to this demand, we have recently increased wheat gluten production at our plants in Atchison, Kansas and Pekin, Illinois and by year-end had increased our production rate by approximately three times the rate experienced at the beginning of the year. While this situation warrants our short-term focus on rapidly increasing wheat gluten production, we maintain as our long-term goal the continued development and commercialization of our value-added wheat proteins, as well as value-added wheat starches.

DEVELOPMENTS IN THE DISTILLERY PRODUCTS SEGMENT

In fiscal 2007, we continued to implement measures to improve our capacity and strengthen alcohol production efficiencies at our distillery operations in both Atchison, Kansas and Pekin, Illinois. These measures have permitted higher throughput, which in turn, contributed to distillery profits during the year. The capacity improvements were part of a previously announced plan to incrementally expand our alcohol production capacity by approximately 15 percent. Through July 1, 2007, we spent approximately $6.3 million on this project. Complete phase-in of this plan occurred this summer.

In the fourth quarter of fiscal 2007, we completed an $11.1 million capital project to improve production efficiencies and fulfill air emission control requirements at our Pekin, Illinois distillery. The project, which was approved by our Board of Directors on March 16, 2006, involved the purchase and installation of a new dryer system for the manufacture of distillers feed, the principal by-product of the alcohol production process. The new dryer system is designed to provide cost savings related to energy usage and maintenance needs. It also has permitted us to meet Environmental Protection Agency requirements in a consent decree filed during fiscal 2006. We chose the dryer over less costly alternatives because of the improved plant efficiencies it is expected to provide.

The installation of new equipment for processing distillers feed at the Atchison distillery and the installation of new distillation equipment at the Pekin plant were completed just prior to the first quarter of fiscal 2006. Approved by our Board of Directors on March 4, 2004, these projects were completed at costs of approximately $12 million and $4 million, respectively, and both are expected to strengthen our ability to realize additional improvements in alcohol production efficiencies, especially in regard to energy usage. The new equipment at the Atchison distillery also includes new, state-of-the-art emission control technology that will enable us to comply with government environmental standards.

SEGMENT RESULTS

The following is a summary of revenues and pre-tax profits/(loss) allocated to each reportable operating segment for the three fiscal years ended July 1, 2007, June 30, 2006 and June 30, 2005 (See *Note 10* in our *Notes to Consolidated Financial Statements* in Item 8 for additional information regarding our operating segments.)

(dollars in thousands)	2007	2006	2005
Ingredients			
Net Sales	**$73,601**	$85,506	$92,495
Pre-Tax Income (Loss)	**(9,456)**	(11,764)	(778)
Distillery Products			
Net Sales	**$294,393**	$236,971	$182,682
Pre-Tax Income	**38,765**	36,954	8,524

FISCAL 2007 COMPARED TO FISCAL 2006

GENERAL

Driven primarily by increased profitability in the distillery products segment, our total earnings in fiscal 2007 improved significantly compared to fiscal 2006. This occurred despite dramatically higher prices for corn, the principal raw material used in our alcohol production process. Our performance in the ingredients segment was negatively affected by reduced sales of certain of our higher valued specialty ingredients for non-food applications, principally in the pet area. Increased raw material prices for wheat compared to the prior year also contributed to the loss in this segment. Sales of specialty ingredients for food applications declined slightly compared to fiscal 2006.

The increase in total sales revenue compared to fiscal 2006 resulted from increased sales in the distillery products segment. Distillery products sales rose by approximately $57.4 million, or approximately 24.2 percent, above distillery products sales in the prior year. Sales of total ingredients, on the other hand, decreased by approximately $11.9 million, or 13.9 percent, compared to a year ago.

The increase in distillery products sales resulted from higher unit sales and improved selling prices for both fuel grade alcohol and food grade alcohol compared to fiscal 2006. Sales of distillers feed, the principal by-product of our alcohol production process, also increased compared to the prior year due to an improvement in selling prices, which offset lower unit sales. Although average selling prices for fuel alcohol were slightly higher in fiscal 2007 than in fiscal 2006, spot prices declined approximately 12% from levels at the first of the fiscal year and long term contract (6 months or more) prices declined approximately 20% from those available at the first of the fiscal year.

The decrease in ingredients sales was principally attributable to the decline in sales of specialty ingredients for non-food applications and, to a lesser extent, lower sales of specialty ingredients for food applications. Sales of commodity ingredients increased compared to the prior year mainly due to higher sales of commodity wheat gluten, which more than offset lower sales of commodity starch.

The decline in sales of specialty ingredients for non-food applications resulted primarily from decreased sales of our MGPI Chewtex™ line of protein- and starch-based resins, which are produced for use in the manufacture of pet chews and related treats. Sales of ingredients for use in personal care products decreased modestly compared to the prior year. The decline in sales of specialty ingredients for food applications was principally due to lower unit sales, which were partially offset by higher average prices for our specialty proteins and specialty starches. The increase in sales of commodity gluten was due to higher unit sales and improved prices. The reduction in commodity starch sales revenue was due to lower unit sales, as the average selling price was higher than a year ago.

INGREDIENTS

Total ingredient sales in fiscal 2007 decreased by approximately $11.9 million, or 13.9 percent, compared to the prior year. This principally was due to a $14.2 million, or 59.3 percent, reduction in sales of specialty ingredients for non-food applications, and a $2.5 million, or 5.4 percent, decrease in sales of specialty ingredients for food applications. Sales of commodity ingredients rose by approximately $4.0 million, or 29.8 percent. This was due to an increase of approximately $4.6 million, or 51.9 percent, in sales of commodity gluten, which was partially offset by a $599,000, or 12.9 percent, decline in sales of commodity starch. Sales of mill feed and other mill products increased by $856,000, or 45.8 percent. The decrease in sales of specialty ingredients for non-food applications principally occurred in sales of our Chewtex® protein- and starch-based resins for use in pet industry products due to loss of sales to a major customer. The decrease in sales of specialty ingredients for food applications compared to the prior year resulted from lower sales of both specialty starches and specialty proteins.

DISTILLERY PRODUCTS

Total sales of our distillery products in fiscal 2007 rose by approximately $57.4 million, or 24.2 percent, compared to fiscal 2006. This improvement was due to a $35.5 million, or 27.5 percent, increase in sales of fuel grade alcohol and a $19.3 million, or 24.1 percent, increase in sales of food grade alcohol. The increased sales of fuel grade alcohol resulted from higher average selling prices and higher unit sales. In the food grade area, sales of alcohol for industrial applications rose by $17.6 million, or 30.1 percent, as the result of higher unit sales and prices. Sales of food grade alcohol for beverage applications increased by $1.7 million, or 7.9 percent, due to improved prices, which offset slightly lower unit sales. Sales of distillers feed, the principal by-product of the alcohol production process, increased by approximately $2.7 million, or 9.5 percent, also as a result of higher selling prices.

SALES

Net sales in fiscal 2007 increased by $45.5 million, or 14.1 percent, above net sales in fiscal 2006. This improvement was due to increased distillery products sales. Sales of ingredients in fiscal 2007 decreased compared to the same period the prior year. The increase in distillery products sales resulted from higher unit sales and prices for both fuel grade and food grade alcohol combined with improved prices for distillers feed. The decline in ingredients sales was due to reduced sales of specialty ingredients for both food and non-food applications, which more than offset an increase in sales of commodity ingredients. Lower sales of specialty ingredients for food applications was mainly attributable to decreased unit sales of both specialty starches and proteins, which offset higher selling prices for certain specialty starches and proteins. The increase in sales of commodity ingredients resulted from higher sales of commodity gluten, which offset reduced sales of commodity starch. The rise in commodity gluten sales was due to improved prices, which offset lower unit sales. Commodity starch prices also improved, but were offset by reduced unit sales compared to the prior fiscal year.

COST OF SALES

The cost of sales in fiscal 2007 rose by approximately $44.7 million, or 16.1 percent, over cost of sales in fiscal 2006. This increase was mainly due to higher grain costs and higher costs of supplies used in our manufacturing processes, partially offset by a decrease in energy costs related to lower natural gas prices. Additionally, the increase was a function of higher maintenance and repairs related to planned plant outages associated with work on our distillery upgrades and higher depreciation expense resulting from a higher depreciable asset base due to certain assets being placed in service in the prior fiscal year. The higher costs of manufacturing-related grain and supplies were primarily due to increased prices. Wheat prices averaged approximately 23.9 percent higher per bushel than those experienced in fiscal 2006. Wheat costs were not hedged in fiscal 2007. The per-bushel cost of corn, adjusted for the impact of our hedging practices, averaged 49.6 percent higher compared to a year ago. For fiscal 2007, the cost of natural gas, adjusted for the impact of our hedging practices, decreased approximately 17.5 percent compared to the prior year.

In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, we enter into commodity contracts to hedge the risk of future grain price increases. During fiscal 2007, we hedged approximately 40.7 percent of corn processed compared with approximately 46.3 percent of corn processed in fiscal 2006. Raw material costs in fiscal 2007 included a net hedging loss of approximately $2.4 million compared to a net hedging loss of $1.9 million in fiscal 2006. During fiscal 2007, we experienced no losses on ethanol futures, compared to a loss of $24,000 on ethanol futures during the prior fiscal year.

These hedge transactions are highly effective. Accordingly, nearly all related losses were entirely offset by reduced raw materials costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses in fiscal 2007 decreased by approximately $3.5 million compared to fiscal 2006. Increased costs related to the implementation of our Enterprise Resource Planning system and administrative activities were offset by reduced salary and management incentive costs. Additionally, during fiscal 2006, we accrued costs related to the unvested portion of our stock option incentive plan of approximately $450,000. During fiscal 2007, these costs were minimal as all outstanding stock options have vested.

OTHER OPERATING INCOME

Other operating income increased $458,000 in fiscal 2007 compared to fiscal 2006. This increase was primarily the result of increased revenues from barge loading operations for other manufacturing entities at our Pekin, Illinois plant. This increase was partially offset by non-recurring expenses primarily related to severance pay and other benefits paid.

OTHER INCOME, NET

Other income increased approximately $1.4 million in fiscal 2007 compared to fiscal 2006. This increase was principally attributable to changes in interest capitalized as well as the effect of certain other non-recurring, non-operating revenue items. It is our practice to credit other income for interest incurred that is capitalized.

INTEREST EXPENSE

Interest expense in fiscal 2007 decreased compared to the prior year. This was primarily due to the impact of a make-whole premium paid in the first quarter of fiscal 2006 related to the refinancing of our notes with the Principal Mutual Life Insurance Company. Additionally, we maintained lower balances on our outstanding debt during fiscal 2007 than in the prior year.

TAXES AND INFLATION

For fiscal 2007, our income tax provision was $10.0 million for an effective rate of 36.1 percent compared to a provision of $7.0 million for an effective rate of 33.4 percent in fiscal 2006. These changes were primarily the result of changes in permanent differences between income for financial reporting purposes and taxable income.

As of July 1, 2007, we had approximately S3.0 million in unused Kansas State Income Tax Credits ("tax credits") related to capital investments we have made at our Atchison, Kansas facility. These tax credits are available for use through June 30, 2015 and are contingent upon meeting certain criteria related to job training as well as wages paid relative to industry standards. Additionally, application of these tax credits is contingent upon having sufficient taxable income in the state of Kansas. It is our policy is to take advantage of tax benefits whenever they are available. We recognize these tax credits within our tax provision as these criteria are substantially satisfied.

NET INCOME

As the result of the foregoing factors, we experienced net income of $17,698,000 in fiscal 2007 compared to net income of $13,995,000 in fiscal 2006.

FISCAL 2006 COMPARED TO FISCAL 2005

GENERAL

Total earnings in fiscal 2006 increased compared to fiscal 2005 as the result of increased profitability in our distillery products segment, which more than offset a loss in our ingredients segment. The increase in distillery profits occurred notwithstanding higher energy costs resulting from significant hikes in natural gas prices, principally during the second and third quarters of the year, which also partially impacted our earnings performance in the ingredients segment. Profitability in the ingredients segment was further affected by reduced unit sales of certain of our higher valued specialty ingredients along with higher raw material prices for wheat compared to the prior year.

The improvement in total sales revenue compared to the prior year resulted from increased sales in the distillery products segment of our business. Distillery products sales rose by approximately $54.3 million, or nearly 30 percent, above distillery products sales in fiscal 2005. Sales of ingredients, on the other hand, decreased by approximately $7.0 million, or approximately 8 percent, compared to fiscal 2005.

The increase in distillery products sales resulted from higher unit sales and improved selling prices for food grade alcohol for beverage and industrial applications combined with improved prices for fuel grade alcohol. Sales of distillers feed increased slightly compared to the prior year due to higher unit sales, which offset lower selling prices. A significant percentage of our fuel grade alcohol sales are made pursuant to contracts of from six to nine months duration. In line with this practice, at April 1, 2006 we had contracted a sizeable portion of our total current alcohol capacity to customers in the fuel alcohol area through the end of calendar 2006. Consistent with forward market activity, these contracts were at prices higher than previous contracts which were in effect through all or part of the third quarter of fiscal 2006.

The decrease in ingredients sales resulted primarily from lower sales of specialty ingredients for non-food applications. Sales of specialty food ingredients and commodity ingredients, meanwhile, increased compared to the prior year mainly as the result of increased unit sales.

The decline in sales of specialty ingredients for non-food applications resulted primarily from decreased sales of our MGPI Chewtex® line of protein- and starch-based resins, which are produced for use in the manufacture of pet chews and related treats. Sales of ingredients for use in personal care products increased modestly compared to the prior year. The increase in sales of specialty ingredients for food applications was principally due to higher unit sales of our Fibersym® line of resistant starches for incorporation in fiber-enriched, reduced carbohydrate and lower calorie foods together with higher unit sales of certain of our Pregel™ instant starches that are used in a variety of processed and bakery food applications and our Wheatex® line of textured proteins for use in the production of vegetarian products and meat extension applications. These increases were partially offset by lower unit sales of our Arise® line of specialty wheat protein isolates. Increased sales of commodity ingredients principally resulted from higher sales of commodity wheat gluten and, to a significantly lesser extent, increased sales of commodity wheat starch. Unit sales of commodity gluten increased while gluten prices were essentially the same as the prior year. The increase in commodity starch sales was due to higher average prices, which offset a decline in unit sales.

INGREDIENTS

Total ingredient sales in fiscal 2006 decreased by approximately $7.0 million, or approximately 8 percent, compared to the prior year. This principally was due to a nearly $10.2 million, or nearly 30 percent, decline in sales of specialty ingredients for non-food applications. This decrease was partially offset by a $2.2 million, or 5 percent, increase in sales of specialty ingredients for food applications and a $100,000, or 0.7 percent, rise in sales of commodity ingredients attributable to commodity gluten. Sales of mill feed and other mill products increased by nearly $800,000, or 79 percent. The decrease in sales of specialty ingredients for non-food applications principally occurred in sales of our Chewtex® protein- and starch-based resins for use in pet industry products. The increase in sales of specialty ingredients for food applications compared to the prior year mainly occurred as a result of increased sales of our Fibersym® resistant starches, Pregel™ instant starches and Wheatex® textured wheat proteins. A slight increase in sales of commodity ingredients was primarily due to a $93,000, or 1 percent, increase in commodity gluten sales. Commodity starch sales were essentially even with the prior year's level. The increase in sales of mill feeds, which is a by-product in the manufacture of flour, and other mill products resulted from the processing of more flour for use in producing starches and proteins.

DISTILLERY PRODUCTS

Total sales of our distillery products in fiscal 2006 rose by approximately $54.3 million, or nearly 30 percent, compared to fiscal 2005. This improvement was due to a $24.2 million, or 43 percent, increase in sales of food grade alcohol and a $29.6 million, or 30 percent, increase in sales of fuel grade alcohol. In the food grade area, sales of alcohol for industrial applications rose by $20.5 million, or 54 percent, and sales of food grade alcohol for beverage applications rose by approximately $3.6 million, or almost 21 percent, in each case due to a combination of higher prices and increased unit sales. The increased sales of fuel grade alcohol resulted from higher average selling prices. Distillers feed sales increased by $547,000, or 2 percent, as a result of higher unit sales.

The Company recorded income of approximately $190,000, $429,000 and $4.0 million in the years ended June 30, 2006, 2005 and 2004, respectively under a program that was implemented by the U.S. Department of Agriculture in December, 2000 to provide cash incentives for ethanol producers who increase their grain usage over comparable quarters to raise fuel alcohol production. The program has expired and the Company has received no additional payments under this program.

SALES

Net sales in fiscal 2006 increased by $47.3 million, or 17.2 percent, above net sales in fiscal 2005. This improvement was due to increased distillery products sales. Ingredients sales decreased compared to the prior year. The increase in distillery products sales largely resulted from higher unit sales and prices for food grade alcohol for industrial and beverage applications and increased prices for fuel grade alcohol, which offset a small decline in fuel alcohol unit sales. The decrease in ingredients sales principally resulted from reduced unit sales of specialty ingredients for non-food applications. This decrease more than offset increased unit sales of specialty ingredients for food applications together with increased unit sales of commodity wheat gluten and higher prices for commodity wheat starch. The higher prices for commodity starch offset lower unit sales of this product. While our ingredients strategy deemphasized gluten sales because of such poor market conditions, gluten has remained a co-product from the processing of flour for starch. Because increases in sales of our specialty proteins did not grow proportionately with increases in our specialty starch sales, we produced and sold higher amounts of commodity gluten in fiscal 2006 compared to fiscal 2005.

COST OF SALES

The cost of sales in fiscal 2006 rose by approximately $27.0 million, or nearly 10.8 percent, over cost of sales in fiscal 2005. This increase was mainly due to a 38.9 percent rise in energy costs and, to a significantly lesser extent, higher raw material costs for grain and higher costs of supplies used in our manufacturing processes. The increase was partially offset by reduced depreciation expense resulting from a lower depreciable asset base due to certain assets being fully depreciated at our Pekin, Illinois facility. The increased energy costs primarily resulted from higher natural gas prices, and to a significantly lesser extent, greater consumption related to increased production. For fiscal year 2006, natural gas prices increased approximately 42 percent compared to the prior fiscal year. The higher costs of manufacturing-related grain and supplies were primarily due to increased production. Wheat prices were approximately 5.6 percent higher than those experienced in fiscal 2005 while corn prices averaged nearly 3.9 percent lower compared to the prior year.

In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, we enter into commodity contracts to hedge the risk of future grain price increases. During fiscal 2006, we hedged approximately 46 percent of corn processed compared with approximately 41 percent of corn hedged in fiscal 2005. Of the wheat that we processed in fiscal 2006, approximately 1 percent was hedged. No wheat was hedged in fiscal 2005.

Raw material costs in fiscal 2006 included a net hedging loss of approximately $1.9 million compared to a net hedging loss of $3.5 million in fiscal 2005. During fiscal 2006, we experienced a loss of $24,000 on ethanol futures. No gasoline or ethanol futures were used to hedge fuel alcohol sales during fiscal 2005.

These hedge transactions are highly effective. Accordingly, all related losses were entirely offset by reduced raw materials costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses in fiscal 2006 rose by approximately $4.5 million, or nearly 23 percent, compared to selling, general and administrative expenses in fiscal 2005. This increase was mainly due to increased costs associated with incentives along with expenses related to the Company's stock incentive plans, computer technology costs, including costs largely related to the development and implementation of our Enterprise Resource Planning System, outside labor and consulting fees, and miscellaneous. These increases were partially offset by a reduction in fees associated with professional services and lower research and development costs.

OTHER OPERATING INCOME

Other operating income for fiscal 2006 remained relatively flat at $968,000 compared to $707,000 for fiscal 2005 as reductions in Commodity Credit Corporation value-added income were offset by reduced other and non-recurring expenses.

OTHER INCOME, NET

The decrease of approximately $753,000 in other income in fiscal 2006 compared to fiscal 2005 was principally attributable to changes in interest capitalized, as well as the effect of certain other non-recurring, non-operating revenue items. It is the Company's practice to credit other income for interest incurred that is capitalized.

INTEREST EXPENSE

Interest expense in fiscal 2006 increased compared to fiscal 2005 primarily due to the payment of a make whole premium in connection with the refinancing of our notes to the Principal Mutual Life Insurance Company and increases in borrowing rates.

TAXES AND INFLATION

For the year ended June 30, 2006, our income tax provision was $7,030,000 for an effective rate of 33.4% compared to a provision of $2,123,000 for the year ended June 30, 2005 at an effective rate of 34.6%. This decrease in the effective rate was primarily the result of an $850,000 state income tax credit related to certain capital investments we made during the fiscal year ended 2006 as well as tax benefits related to federal domestic producer tax incentives.

As of June 30, 2006, we had approximately $2.4 million in unused Kansas State Income Tax Credits ("tax credits") related to capital investments we have made at our Atchison, Kansas facility. These tax credits are available for use through June 30, 2015 and are contingent upon meeting certain criteria related to job training as well as wages paid relative to industry standards. Additionally, application of these tax credits is contingent upon having sufficient taxable income in the state of Kansas. It is our policy is to take advantage of tax benefits whenever they are available. We recognize these tax credits within our tax provision as these criteria are substantially satisfied.

NET INCOME

As the result of the foregoing factors, we experienced net income of $13,995,000 in fiscal 2006 compared to net income of $4,004,000 in fiscal 2005.

QUARTERLY FINANCIAL INFORMATION

Our sales have not been seasonal during fiscal years 2007 and 2006. The table below shows quarterly information for each of the years ended July 1, 2007 and June 30, 2006.

Quarter (dollars in thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal 2007					
Sales:	$ 84,995	$ 87,645	$ 93,807	$ 101,547	$ 367,994
Gross profit	14,937	16,323	8,340	6,453	46,053
Net income	6,976	6,835	2,178	1,709	17,698
Earnings per share (Basic)	$ 0.43	$ 0.42	$ 0.13	$ 0.10	$ 1.08
Fiscal 2006					
Sales:	$ 77,046	$ 75,671	$ 79,422	$ 90,338	$ 322,477
Gross profit	12,184	5,740	8,074	19,215	45,213
Net income	3,731	818	2,083	7,363	13,995
Earnings per share (Basic) (i)	$ 0.23	$ 0.05	$ 0.13	$ 0.45	$ 0.87

(i) The accumulation of basic earnings per common share for the four quarters ended June 30, 2006 does not total the annual amount of $0.87 for the year ended June 30, 2006 due to rounding.

LIQUIDITY AND CAPITAL RESOURCES

The following table is presented as a measure of our liquidity and financial condition: *(In thousands)*

	July 1, 2007	June 30, 2006
Cash and cash equivalents	$ 3,900	$ 14,495
Working capital	48,704	44,469
Amounts available under lines of credit	13,000	20,000
Notes payable and long-term debt	20,091	16,151
Stockholders' equity	148,148	134,912

CASH FLOW INFORMATION

Summary cash flow information follows for the years ended July 1, 2007, June 30, 2006 and June 30, 2005, respectively: *(In thousands)*

	2007	2006	2005
Cash flows provided by (used for)			
Operating activities	$ 14,739	$ 27,226	$ 21,818
Investing activities	(23,001)	(18,420)	(21,941)
Financing activities	(2,333)	(4,695)	4,019
Increase (decrease) in cash and cash equivalents	(10,595)	4,111	3,896
Cash and cash equivalents at beginning of year	14,495	10,384	6,488
Cash and cash equivalents at end of year	$ 3,900	$ 14,495	$ 10,384

During the fiscal year ended July 1, 2007, our consolidated cash decreased $10,595,000 from a balance of $14,495,000 to $3,900,000. This reduction was the result of reduced operating cash flows and greater capital expenditures. These factors, which led to reduced cash flow, were partially offset by reduced negative cash flow related to our financing activities. For the fiscal year ended June 30, 2006, our consolidated cash increased $4,111,000. This increase was a result of improved operating cash flows and reduced capital expenditures, partially offset by financing activities related to debt reduction. The principal sources of cash are operating cash flow, proceeds from stock plans, borrowings under our line of credit and the issuance of long-term debt. Principal uses of cash are capital expenditures, payment of debt and the payment of dividends.

Operating Cash Flows. Summary operating cash flow information for the years ended July 1, 2007 and June 30, 2006 and 2005, respectively is as follows:*(In thousands)*

		2007		2006		2005
Net income	$	**17,698**	$	13,995	$	4,004
Depreciation		**14,467**		12,655		16,008
Loss (gain) on sale of assets		**(103)**		(22)		(808)
Deferred income taxes		**308**		(1,461)		579
Changes in:						
Segregated cash and investments		**(1,045)**		(2,291)		-
Accounts receivable		**(2,101)**		(4,100)		7,571
Inventories		**(12,216)**		531		1,546
Accounts payable and accrued expenses		**3,767**		3,131		(817)
Deferred revenue		**(1,523)**		(1,574)		(1,650)
Income taxes payable/receivable		**(4,574)**		6,832		(5,046)
Other		**61**		(470)		431
Net cash provided by operating activities	**$**	**14,739**	$	27,226	$	21,818

Cash flow from operations during the fiscal year ended July 1, 2007 decreased $12,487,000 to $14,739,000 from $27,226,000 for the fiscal year ended June 30, 2006. This decrease in operating cash flow was primarily the result of increased inventory costs related to higher commodity prices as well as cash payments related to our income taxes payable. These factors, which led to a reduction in operating cash flow, were partially offset by an increase in net income adjusted for non-cash depreciation expense of $5,515,000. For fiscal 2007, accounts receivable as well as accounts payable and accrued expenses increased as a result of higher sales with related higher production costs.

Cash flow from operations for fiscal 2006 increased $5,408,000 to $27,226,000 from $21,818,000 for fiscal 2005. This improvement in operating cash flow was primarily attributable to the increase in net income of $9,991,000. Additionally, increases in income taxes payable as well as accounts payable and accrued expenses also increased our operating cash flow. These factors, which served to increase operating cash flow, were partially offset by increases in accounts receivable and decreases in deferred income taxes. For fiscal 2006, accounts receivable and accounts payable increased as a result of higher sales with higher production costs incurred related to the higher sales.

Investing Cash Flows. Net investing cash outflow was $23,001,000 for the fiscal year ended July 1, 2007 compared to $18,420,000 for fiscal 2006. This $4,581,000 increase was the result of increased capital expenditures of $4,671,000 partially offset by increase proceeds from the disposition of equipment of $90,000.

Net investing cash outflow for the fiscal year ended June 30, 2006 was $18,420,000 compared to $21,941,000 in fiscal 2005. This $3,521,000 decrease was primarily the result of reduced capital expenditures of $4,449,000 partially offset by reduced proceeds from the disposition of equipment of $928,000.

Financing Cash Flows. For fiscal 2007, net financing cash outflow was $2,333,000 compared to $4,695,000 in fiscal 2006. During the first quarter of fiscal 2007, we purchased 80,500 shares of our common stock at an average price of $24.09 per share for a total of $1,938,000 by paying the taxes withheld on 230,000 shares of restricted stock that been previously been awarded to the participants under the Company's long term incentive plan which had vested . Additionally, we paid $5,036,000 in dividends for a total per share dividend of $0.30 compared to $0.15 in fiscal 2006. These factors, which yielded negative cash flows, were partially offset by debt transactions and proceeds from the exercise of outstanding stock options. In fiscal 2007, we made principal payments on debt of $4,262,000 and made net draws of $7,000,000 on our revolving credit facility for net cash flows related to debt transactions of $2,738,000 compared to net cash flows related to debt transactions of ($5,339,000) in fiscal 2006. Proceeds from the exercise of outstanding stock options were $1,904,000.

For fiscal 2006, net financing cash outflow was $4,695,000 compared to $4,019,000 provided by financing cash flows in fiscal 2005. In fiscal 2006, we borrowed $7,000,000 from General Electric Capital Corporation ("GECC") and used those proceeds to pay the unsecured notes payable to The Principal Mutual Life Insurance Company of $6,816,000. Additionally, we used cash flows from operations to make principal payments on debt of $5,500,000. As a result, net cash flows related to debt transactions in fiscal 2006 were ($5,339,000). In fiscal 2005, we borrowed $9,990,000 and made principal payments on debt of $4,262,000. As a result, net cash flows related to debt transactions in fiscal 2005 were $5,728,000. These factors, which led to a decrease in cash flows from financing activities in 2006, were partially offset by increased proceeds from stock plans related to the exercise of outstanding stock options of $3,126,000.

CAPITAL EXPENDITURES

During fiscal 2007, we incurred $23,188,000 in capital expenditures. These expenditures included equipment to improve our alcohol production facilities at our Pekin, Illinois and Atchison, Kansas. We also made upgrades and improvements to injection molding and packaging equipment at our Kansas City facility and made feed drying and other equipment acquisitions at our Atchison, Kansas facility. Additionally, we completed construction of our new corporate headquarters and technical innovation center in Atchison during fiscal 2007, incurring related costs. For fiscal 2008, we have budgeted $9,175,000 in capital expenditures related to improvements in and replacements of existing plant and equipment. As of July 1, 2007, we had contracts to acquire capital assets of approximately $8,776,000.

We are currently exploring alternative sources of energy for our Pekin, Illinois plant in the form of a coal-fired steam generation facility. In this regard we have applied for a license to operate a coal fired facility with the Illinois EPA. However, we are in the preliminary stages of analysis and no decision has been made to proceed beyond the exploratory stage.

Our preliminary estimates suggest a project of this nature would cost approximately $65.0 million to install. However, the actual cost to the company of engaging in such a project is not determinable at the moment. We are exploring the types and availability of various financing alternatives that would require us to pay no more that a portion of the construction costs, and only expect to proceed on such a basis. While there is no definitive time-frame for this project, if an operating license is granted and satisfactory financing arrangements are made, we estimate that it would take three to four years for the facility to be operational after we made a decision to proceed.

CONTRACTUAL OBLIGATIONS

Our contractual obligations at July 1, 2007 are as follows (in thousands):

	2008	2009	2010	2011	2012	Thereafter	Total
Long-term Debt (1)	$ 2,736	$ 2,906	$ 3,072	$ 2,127	$ 424	$ -	$ 11,265
Capital Leases (2)	1,415	376	15	16	4	-	1,826
Operating Leases	2,755	2,204	1,616	915	910	2,935	11,335
Energy Contract (3)	1,692	1,692	1,128	-		-	4,512
Postretirement Benefits	512	542	567	583	619	3,511	6,334
Defined Benefit Retirement Plan	15	20	21	43	72	914	1,085
Open Purchase Commitments(4)	30,978	-	-	-		-	30,978
Total	$ 40,103	$ 7,740	$ 6,419	$ 3,684	$ 2,029	$ 7,360	$ 67,335

(1) Long-term debt includes a $6.4 million secured promissory note dated September 24, 2004 payable in monthly installments of $139,777, with the final payment due in October, 2011. The note bears interest at 5.26% per annum. Long term debt also includes a $4.9 million secured promissory note dated September 29, 2005 payable in monthly installments of $135,071, with the final payment due in September 2010. The note bears interest at 5.92 percent per annum. We may

prepay each note at any time, subject to payment of a prepayment penalty of 3 percent of the original principal, declining to 0 percent if prepayment occurs after the third anniversary of the note being repaid. These notes are secured by all of our equipment at our KCIT facility in Kansas City, Kansas. We have agreed to indemnify the secured parties against any claim arising in connection with the collateral.

(2) Amounts shown under capital lease arise principally under an industrial revenue bond lease relating to our Kansas City, Kansas facility. The lease was modified in July 2003 in connection with which certain tax-related covenants were eliminated. Monthly principal payments are $77,381 through September 2008. Interest is also payable monthly at a rate of 5.26 percent per annum. Upon optional prepayment or acceleration upon default the amount due from us would also include a premium of 1 percent on the outstanding principal component of the remaining lease payments.

In connection with implementation of the our new enterprise resources system (ERP), $1.2 million in costs incurred during development of the system have been funded by Winthrop Resources Corporation under various capital lease agreements with rates ranging from 4.56% to 5.54%. These agreements, which are unsecured, have maturities ranging from September, 2007 to March, 2009.

Additionally, we financed $71,000 in equipment purchases during the year through a capital lease with Delage Corporation at 7.15%. This capital lease is secured by the equipment purchased and matures in October, 2011.

(3) Amounts shown under "Energy Contract" arise under a long-term arrangement with AmerenCILCO and a subsidiary (collectively "CILCO"). We have leased a portion of our Pekin, Illinois plant facility to CILCO for a term ending in February 2010. CILCO constructed a new gas fired electric and steam generating facility on ground leased from us and agreed to provide steam heat to our plant. If we fail to renew the lease for 19 years at the end of the lease term, we must pay CILCO the book value of the boiler plant and cogeneration facility, which we estimate will be $10.6 million. Under a related steam heat service agreement, we have agreed, subject to limited termination procedures, to purchase our requirements for steam heat from CILCO until at least February 2010. Either party may terminate the service agreement at the end of the initial term or thereafter upon two years notice. Also, if gas prices have risen to a level such that operating a steam facility with alternative fuel would be more attractive and the payback period for a new facility would be five years or less, we may terminate the service agreement prior to the end of the initial term upon two years notice by making a specified payment to CILCO, currently approximately $656,000. We must make adjustable minimum monthly payments over the term of the service agreement, currently $141,000, with declining fixed charges for purchases in excess of minimum usage, and are responsible for fuel costs and certain other expenses. However, CILCO also uses the boilers to run electric generating units that it constructed on the leased site and pays us for a portion of the fuel costs that we incur for the production of steam, based on savings realized by CILCO from electricity generated at the facility. We presently are exploring the possibility of terminating these arrangements and installing a new coal powered steam generator facility at our Pekin facility.

(4) Amounts shown under open purchase commitments consist of commitments to purchase grain and natural gas to be used in our operations during the first 12 weeks of fiscal 2008.

FINANCIAL COVENANTS

In connection with our loan and capital lease agreements, we are required to comply with certain covenants, a summary of which is as follows:

- We must maintain a current ratio (current assets to current liabilities) of 1.5 to 1.
- We must maintain minimum consolidated tangible net worth (stockholders' equity less intangible assets) equal to the greater of (i) $86 million or (ii) the sum of $86 million plus 50 percent of consolidated net income since September 30, 2001.
- We must maintain a ratio of debt to tangible net worth of not more than 2.5 to 1.
- We may not permit consolidated funded debt (generally, asset acquisition related debt plus capitalized lease obligations) to exceed 60 percent of total capitalization.
- We must maintain at the end of each fiscal quarter a fixed charge ratio (generally, the ratio of (x) the sum of (a) net income [adjusted to exclude gains or losses from the sale or other disposition of capital assets and other matters] plus (b) provision for taxes plus (c) fixed charges, to (y) fixed charges) for the period of the four consecutive fiscal quarters ended as of the measurement date of 1.5 to 1.

LINES OF CREDIT

Our line of credit for $20 million, available for general corporate purposes, was amended effective July 1, 2007 so that it now extends to July 1, 2008. As of July 1, 2007, we had $7.0 million in outstanding borrowings under the line of credit.

OFF BALANCE SHEET OBLIGATIONS

Our obligation to pay CILCO $10.6 million if we do not renew its lease, referred to in note (3) of the Contractual Obligation table above, may be deemed an "off balance sheet" obligation. In addition, as discussed elsewhere herein under Item 1. Business –"Strategic Relationships", we have entered a business alliance with Cargill, Incorporated for the production and marketing of a new resistant starch derived from high amylose corn. We have sold only an insignificant amount of the product, and therefore the significance of the agreement with Cargill cannot be determined at this time. If we do not renew the arrangement after its initial five year term or terminate the arrangement before the expiration of 18 months following certain force majeure events affecting Cargill, or if Cargill terminates the arrangement because of a breach by us of our obligations, we will be required to pay a portion (up to 50 percent) of the book value of capital expenditures made by Cargill to enable it to produce the product. This amount will not exceed $2.5 million without our consent. Upon the occurrence of any such event, we also will be required to give Cargill a non-exclusive sublicense to use the patented process for the life of the patent in the production of high amylose corn-based starches for use in food products. The sublicense would be royalty bearing provided we were not also then making the high amylose corn-based starch. We are engaged in discussions with Cargill about modifying our arrangements with it.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("FIN 48"). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The provisions of FIN 48 are effective for the Company beginning July 2, 2007. The Company is currently evaluating the effect that the adoption of FIN 48 will have, if any, on its consolidated results of operations, financial position and related disclosures, but does not expect it will have a material impact on the financial statements.

See also Note 8 in our *Notes to Consolidated Financial Statements* in Item 8 for information regarding the adoption of SFAS No. 158.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We make our products primarily from wheat, corn and milo and, as such, are sensitive to changes in commodity prices. We use grain futures and/or options, which we account for as cash flow hedges, as a hedge to protect against fluctuations in the market. Fluctuations in the volume of hedging transactions are dictated by alcohol sales and are based on corn and gasoline prices. We have a risk management committee, comprised of senior management members, that meets weekly to review futures contracts and positions. This group sets objectives and determines when futures positions should be held or terminated. A designated employee makes trades authorized by the risk management committee. The futures contracts that are used are exchange-traded contracts. We trade on the Kansas City and Chicago Boards of Trade and the New York Mercantile Board of Exchange. For inventory and open futures, the table below presents the carrying amount and fair value at July 1, 2007 and June 30, 2006. We include the fair values of open contracts in inventories or other accrued liabilities in our balance sheet.

	At July 1, 2007		At June 30, 2006	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Inventories				
Corn	$ 3,667,660	$ 3,044,848	$ 1,832,000	$ 1,811,000
Milo	$ -	$ -	$ 31,000	$ 35,000
Wheat	$ 6,794,119	$ 6,975,457	$ 3,399,000	$ 3,882,000

	Description and Expected Maturity*	**Fair Value**	Description and Expected Maturity*	Fair Value
Corn Options				
Contract Volumes (bushels)	6,000,000		6,250,000	
Weighted Average Strike Price/Bushel				
Long Calls	$ 4.00	$ 1,360,000	$ 2.46	$ 1,262,500
Short Calls	$ 5.00	$ (490,000)	$ -	$ -
Short Puts	$ 3.50	$ (1,665,000)	$ -	$ -
Contract Amount	$ -	$ (795,000)	$ 1,038,750	$ 1,262,500

	Description and Expected Maturity*	**Fair Value**	Description and Expected Maturity*	Fair Value
Corn Futures				
Contract Volumes (bushels)	3,500,000		4,600,000	
Weighted Average Strike Price/Bushel	$ 3.7355	$ 3.4622	$ 2.5190	$ 2.5333
Contract Amount	$ 13,068,963	$ 12,115,000	$ 11,587,570	$ 11,652,975

	Description and Expected Maturity*	Fair Value	Description and Expected Maturity*	Fair Value
Wheat Futures				
Contract Volumes (bushels)	-		150,000	
Weighted Average Strike Price/Bushel	$ -	$ -	$ 4.1500	$ 5.0900
Contract Amount	$ -	$ -	$ 622,500	$ 763,500

	Description and Expected Maturity*	Fair Value	Description and Expected Maturity*	Fair Value
Natural Gas Futures				
Contract Volumes (MCF)	-		940,000	
Weighted Average Strike Price/Bushel	$ -	$ -	$9.4928	$8.1485
Contract Amount	$ -	$ -	$8,923,000	$7,660,000

*The latest expected maturity date occurs within one year from date indicated.

We also contractually sell a portion of our fuel grade alcohol at prices that fluctuate with gasoline futures. Gasoline futures are used as a hedge to protect against these fluctuations. There were no open contracts as of July 1, 2007 or June 30, 2006.

Our outstanding long-term debt at July 1, 2007 carries fixed interest rates which limit our exposure to increases in market rates. Our line of credit provide for interest at variable rates. There were $7.0 million in outstanding borrowings on this line at July 1, 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of MGP Ingredients, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A "significant deficiency" is defined in Section 1-02 of the Securities and Exchange Commission's Regulation S-X. as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant's financial reporting. A "material weakness" is defined in Section 1-02 as a deficiency, or a combination of deficiencies, in internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) such that there is a reasonable possibility that a material misstatement of a registrant's annual or interim financial statements will not be prevented or detected on a timely basis.

In our previous 10-K report dated June 20, 2006, we identified two material weaknesses in our internal control over financial reporting, including one which resulted from the accumulation of several significant deficiencies. The previously reported material weaknesses involved control procedures over the purchase and management of maintenance materials, chemicals and supplies at our facilities and the financial closing process. During fiscal 2007, management took measures to correct these material weaknesses and has provided updates to the previous 10-K in each of our subsequent 10-Q reports during fiscal 2007. An Enterprise Resource Planning (ERP) system was launched at the beginning of fiscal 2007, which aided in system access security by company employees. In addition, implementation of written procedures involving system cycle counting and full physical inventories provided the tools necessary to ensure the accuracy of our maintenance materials, chemicals and supplies inventories at year end. Period end financial closing and accrual procedures have also been successfully implemented to ensure the accuracy of account balances at year end.

We disclosed in our 10-Q report dated April 1, 2007 that we had implemented certain changes to address material weaknesses involving the purchase and management of maintenance materials, chemicals and supplies at our facilities. We specifically discussed written procedures involving system cycle counting and full physical inventories and noted that we were continuing to perform testing of these controls and were unable to state that the related weaknesses had been completely addressed. We have performed such testing and believe that these previously reported weaknesses have been addressed.

With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management has determined that the company's internal control over financial reporting as of July 1, 2007 was effective.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors
and Stockholders
MGP Ingredients, Inc.
Atchison, Kansas

We have audited the accompanying consolidated balance sheets of MGP Ingredients, Inc. as of July 1, 2007 and June 30, 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the periods ended July 1, 2007, June 30, 2006 and June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MGP Ingredients, Inc. as of July 1, 2007 and June 30, 2006, and the results of its operations and its cash flows for each of the three years in the periods ended July 1, 2007, June 30, 2006 and June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MGP Ingredients, Inc.'s internal control over financial reporting as of July 1, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 31, 2007 expressed unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 8, during 2007, the Company changed its method of accounting for pension and post-retirement benefits.

/s/ BKD, LLP

Kansas City, Missouri
August 31, 2007

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors
and Stockholders
MGP Ingredients, Inc.
Atchison, Kansas

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls Over Financial Reporting, that MGP Ingredients, Inc. maintained effective internal control over financial reporting as of July 1, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that MGP Ingredients, Inc. maintained effective internal control over financial reporting as of July 1, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, MGP Ingredients, Inc. maintained, in all material respects, effective internal control over financial reporting as of July 1, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of MGP Ingredients, Inc. and our report dated August 31, 2007, expressed an unqualified opinion thereon.

/s/ BKD, LLP

Kansas City, Missouri
August 31, 2007

MGP INGREDIENTS, INC.

CONSOLIDATED STATEMENTS OF INCOME
Fiscal Years Ended

	July 1, 2007	June 30, 2006	June 30, 2005
	Dollars in thousands, except per share amounts		
Net sales	$ 367,994	$ 322,477	$ 275,177
Cost of sales	321,941	277,264	249,936
Gross profit	46,053	45,213	25,241
Selling, general and administrative expenses	20,319	23,811	19,318
Other operating income	1,426	968	707
Income from operations	27,160	22,370	6,630
Other income, net	1,490	137	890
Interest expense	(964)	(1,482)	(1,393)
Income before income taxes	27,686	21,025	6,127
Provision for income taxes	9,988	7,030	2,123
Net income	$ 17,698	$ 13,995	$ 4,004
Per Share Data			
Total basic earnings per common share	$ 1.08	$ 0.87	$ 0.25
Total diluted earnings per common share	$ 1.05	$ 0.83	$ 0.24

See Notes to Consolidated Financial Statements

MGP INGREDIENTS, INC.

CONSOLIDATED BALANCE SHEETS

	July 1, 2007	June 30, 2006
	Dollars in thousands, except share and per share amounts	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,900	$ 14,495
Segregated cash and investments	3,336	2,291
Receivables (less allowance for doubtful accounts: 2007 - $207 and 2006 -$320)	34,298	32,197
Inventories	42,595	30,467
Prepaid expenses	1,037	1,098
Deferred income taxes	5,759	1,990
Refundable income taxes	364	-
Total current assets	91,289	82,538
Property and Equipment, at cost	360,472	336,428
Less accumulated depreciation	(228,260)	(214,593)
Property and equipment, net	132,212	121,835
Other Assets	803	211
Total assets	$ 224,304	$ 204,584
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Current maturities of long-term debt	$ 4,151	$ 3,796
Revolving credit facility	7,000	-
Accounts payable	15,814	10,661
Accrued expenses	7,769	10,028
Income taxes payable	-	4,210
Deferred revenue	7,851	9,374
Total current liabilities	42,585	38,069
Long-Term Debt	8,940	12,355
Postretirement and Pension Benefits	7,860	6,554
Deferred Income Taxes	16,771	12,694
Stockholders' Equity		
Capital stock		
Preferred, 5% non-cumulative; $10 par value; authorized 1,000 shares; issued and outstanding 437 shares	4	4
Common stock		
No par value; authorized 40,000,000 shares; issued 19,530,344 shares	6,715	6,715
Additional paid-in capital	9,084	7,203
Retained earnings	148,929	136,267
Accumulated other comprehensive loss	(1,232)	(482)
	163,500	149,707
Treasury stock, at cost		
Common; 2007 - 3,037,454 shares, 2006 - 3,256,784 shares	(15,352)	(14,795)
Total stockholders' equity	148,148	134,912
Total liabilities and stockholders' equity	$ 224,304	$ 204,584

See Notes to Consolidated Financial Statements

MGP INGREDIENTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal Years Ended

	July 1, 2007	June 30, 2006	June 30, 2005
	Dollars in thousands		
Cash Flows from Operating Activities			
Net income	$ 17,698	$ 13,995	$ 4,004
Items not requiring (providing) cash:			
Depreciation and amortization	14,467	12,655	16,008
Loss (gain) on sale of assets	(103)	(22)	(808)
Deferred income taxes	308	(1,461)	579
Changes in:			
Segregated cash and investments	(1,045)	(2,291)	-
Accounts receivable	(2,101)	(4,100)	7,571
Inventories	(12,216)	531	1,546
Accounts payable and accrued expenses	3,767	3,131	(817)
Deferred revenue	(1,523)	(1,574)	(1,650)
Income taxes payable/receivable	(4,574)	6,832	(5,046)
Other	61	(470)	431
Net cash provided by operating activities	14,739	27,226	21,818
Cash Flows from Investing Activities			
Additions to property and equipment	(23,188)	(18,517)	(22,966)
Proceeds from disposition of equipment	187	97	1,025
Net cash used in investing activities	(23,001)	(18,420)	(21,941)
Cash Flows from Financing Activities			
Stock repurchased	(1,939)	-	-
Proceeds from stock plans	1,904	3,126	722
Principal payments on long-term debt	(4,262)	(12,339)	(4,262)
Proceeds from issuance of long-term debt	-	7,000	9,990
Proceeds from revolving credit facility	7,000	-	-
Dividends paid	(5,036)	(2,482)	(2,431)
Net cash provided by (used in) financing activities	(2,333)	(4,695)	4,019
Increase (decrease) in cash and cash equivalents	(10,595)	4,111	3,896
Cash and cash equivalents, beginning of year	14,495	10,384	6,488
Cash and cash equivalents, end of year	$ 3,900	$ 14,495	$ 10,384

See Notes to Consolidated Financial Statements

MGP INGREDIENTS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Dollars in thousands

	Capital Stock Preferred	Issued Common	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Treasury Stock	Total
Balance, June 30, 2004	$ 4	$ 6,715	$ 5,005	$ 123,181	$ (251)	$ (16,445)	$ 118,209
Comprehensive income:							
2005 net income				4,004			4,004
Change in fair market value of cash flow hedge					(2,110)		(2,110)
Reclassification adjustment for losses included in net income					2,133		2,133
Comprehensive income	-	-	-	4,004	23	-	4,027
Stock options exercised			336			386	722
Dividends paid on common stock ($0.15/share)				(2,431)			(2,431)
Balance, June 30, 2005	$ 4	$ 6,715	$ 5,341	$ 124,754	$ (228)	$ (16,059)	$ 120,527
Comprehensive income:							
2006 net income				13,995			13,995
Change in fair market value of cash flow hedge					(1,281)		(1,281)
Reclassification adjustment for losses included in net income					1,027		1,027
Comprehensive income	-	-	-	13,995	(254)	-	13,741
Stock options exercised			1,862			1,264	3,126
Dividends paid on common stock ($0.15/share)				(2,482)			(2,482)
Balance, June 30, 2006	$ 4	$ 6,715	$ 7,203	$ 136,267	$ (482)	$ (14,795)	$ 134,912
Comprehensive income:							
2007 net income				17,698			17,698
Change in fair market value of cash flow hedge					(1,534)		(1,534)
Reclassification adjustment for losses included in net income					1,446		1,446
Comprehensive income	-	-	-	17,698	(88)	-	17,610
Adjustment to initially apply FASB Statement No. 158, net of tax					(662)		(662)
Stock options exercised			529			338	867
Dividends paid on common stock ($0.30/share)				(5,036)			(5,036)
Stock plan shares issued from treasury			1,352			1,044	2,396
Stock repurchased						(1,939)	(1,939)
Balance, July 1, 2007	$ 4	$ 6,715	$ 9,084	$ 148,929	$ (1,232)	$ (15,352)	$ 148,148

See Notes to Consolidated Financial Statements

MGP INGREDIENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company. MGP Ingredients, Inc. ("MGP" or the "Company") and its subsidiaries process wheat, corn and milo into a variety of products through an integrated production process. The Company is a fully integrated producer of certain ingredients and distillery products. Ingredients consist of specialty ingredients, which are primarily specialty wheat starches and specialty wheat proteins for food and non-food applications, commodity ingredients, including commodity wheat starches and vital wheat gluten, and mill feeds. Distillery products consist of food-grade alcohol, including beverage alcohol and industrial alcohol, fuel alcohol, commonly known as ethanol, distiller's grain and carbon dioxide, which are by-products of the Company's distillery operations. The Company sells its products on normal credit terms to customers in a variety of industries located primarily throughout the United States. The Company operates plants in Atchison, Kansas and Pekin, Illinois. The Company also operates a facility in Kansas City, Kansas, for the further processing and extrusion of wheat proteins and starches, and a facility in Onaga, Kansas for the production of wood composites. Midwest Grain Pipeline, Inc., a wholly owned subsidiary, supplies natural gas to the Company's Atchison plant.

The Company's specialty food ingredients are sold primarily as additives to enhance the functionality, nutritional value, appearance, texture, taste and a variety of other characteristics of baked and processed foods. The Company's specialty ingredients for non-food applications are sold for use in personal care product applications and for use in the manufacture of pet treats and bio-based products.

The Company's food grade alcohol is produced for beverage and industrial applications. The Company's beverage alcohol products consist primarily of vodka and gin and are sold in bulk form. Fuel grade alcohol is sold as an octane additive and oxygenate that is commonly known as ethanol.

Use of Estimates. The financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management reviews its estimates, including those related to the liabilities for litigation, other claims and income taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

Principles of Consolidation. The Consolidated Financial Statements include the accounts of MGP Ingredients, Inc., MGP Ingredients of Illinois, Inc., Kansas City Ingredient Technologies, Inc. and Midwest Grain Pipeline, Inc. all of which are entirely owned by the Company with no minority interest involved. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year. The Company's fiscal year ended on July 1, 2007. The previous fiscal year ended on June 30, 2006. On June 8, 2006 the Board of Directors amended the Company's Bylaws to effect a change in the fiscal year from a fiscal year ending June 30 to a 52/53 week fiscal year. As a result of this change, fiscal 2007 includes one additional day than fiscal 2006. Fiscal years 2007, 2006 and 2005 each consisted of 52 weeks.

Inventories. Inventories include finished goods, raw materials in the form of agricultural commodities used in the production process and certain maintenance and repair items. Inventories are stated at the lower of cost or market on the first-in, first-out ("FIFO") method.

Segregated Cash and Investments. The Company segregates certain interest bearing cash accounts in accordance with commodity exchange requirements. Segregated cash and investments consist of interest bearing clearing accounts on deposit with and pledged to the Company's broker for exchange-traded commodity instruments.

Derivative Instruments. Derivative instruments related to the Company's hedging program are recorded as either assets or liabilities and are measured at fair market value. Changes in the fair market value of the derivative instruments are recorded either in current earnings or in other comprehensive income, depending on the nature of the hedged transaction. Gains or losses recorded in other comprehensive income are reclassified into current earnings in the periods in which the hedged items are consumed. Any ineffective portion of a hedged transaction is immediately recognized in current earnings.

In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into readily marketable exchange-traded commodity futures and option contracts to reduce the risk of future grain price increases. Additionally, the Company enters into exchange-traded futures contracts for the sale of fuel grade alcohol to hedge the selling price to its customers. These contracts are designated as cash flow hedges of specific volumes of commodities to be purchased or sold. Changes in the market value of the Company's futures and option contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in the price of the hedged items. Amounts representing ineffectiveness related to differences in the delivery location point between the derivative instrument and the hedged item as well as changes in the time value of option contracts are recorded in current earnings. The fair value of the effective portion of open and closed hedging transactions is recorded in inventory or other accrued liabilities with the related gains and losses deferred in other comprehensive income, net of applicable income taxes. Gains and losses are then recognized in the statement of income as the finished goods related to the hedged transactions are sold. If it is determined that the hedge instruments are no longer effective at offsetting changes in the price of the hedged item, then the changes in market value of these contracts would be recognized in cost of sales at that time.

Accounts Receivable. Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts. This allowance is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Receivables are considered delinquent after 30 days and are charged to the allowance for doubtful accounts based upon an evaluation of individual credit as well as specific circumstances of the customer.

Properties and Depreciation. Property, Plant and Equipment are stated at cost. Additions, including those that increase the life or utility of an asset are capitalized and all properties are depreciated over their estimated remaining lives. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	20 – 30 years
Transportation equipment	5 – 6 years
Machinery and equipment	10 – 12 years

The Modified Accelerated Cost Recovery ("MACRs") depreciation method is used for income tax purposes.

The cost of property and equipment retired as well as related accumulated depreciation is eliminated from the property accounts with related gains and losses reflected in net income. The Company capitalizes interest costs associated with significant construction in progress, based on the weighted-average rates paid for long-term borrowing. Total interest incurred for fiscal 2007, 2006 and 2005 was: *(in thousands)*

Years ended,	**July 1, 2007**	June 30, 2006	June 30, 2005
Interest costs charged to expense (gross)	$ 964	$ 1,482	$ 1,393
Less: Interest cost capitalized in other income	(761)	(998)	(713)
Net interest expense	$ 203	$ 484	$ 680

Earnings per Share. Basic earnings per share data is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Potentially dilutive instruments are stock options and unvested restricted stock awards. The following is reconciliation from the weighted average shares used for the basic earnings per share computation to the shares used for the diluted earnings per share computation for each of the years ended July 1, 2007, June 30, 2006 and June 30, 2005.

Years ended,	**July 1, 2007**	June 30, 2006	June 30, 2005
Basic Shares	**16,427,959**	16,105,658	15,974,503
Additional weighted average shares attributable to:			
Stock options:	**241,046**	241,566	332,888
Restricted shares:	**244,337**	415,030	200,995
Diluted Shares	**16,913,342**	16,762,254	16,508,386

Cash and Cash Equivalents. Short-term liquid investments with an initial maturity of 90 days or less are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value due to the relatively short maturity of these instruments. At July 1, 2007 and June 30, 2006, cash equivalents consisted primarily of overnight purchase agreements with a bank. At various points in time during the years ended July 1, 2007 and June 30, 2006, cash balances exceeded the Federal Deposit Insurance Corporation ("FDIC") limit.

Income Taxes. Deferred income tax assets and liabilities resulting from the effects of transactions reported in different periods for financial reporting and income tax are recorded under the liability method of accounting for income taxes. This method gives consideration to the future tax consequences of the deferred income tax items and immediately recognizes changes in income tax laws upon enactment as well as applied income tax rates when facts and circumstances warrant such changes. A valuation allowance is established to reduce deferred tax assets if it is more likely than not the deferred tax asset will not be recognized.

The Company's policy is to take advantage of tax benefits whenever they are available. These tax benefits usually require the Company to meet certain criteria based upon various capital investments or other economic activity. The Company recognizes within its tax provision the impact of these benefits as the criteria are substantially satisfied.

Revenue Recognition. Revenue from the sale of the Company's products is recognized as products are delivered to customers and title has transferred.

Income from various government incentive grant programs is recognized as it is earned. In the case of the ethanol incentive program, income is based on grain usage for fuel alcohol production measured in each quarter. In the case of the USDA grant, income is recognized as costs are incurred or, in connection with capital projects, as those projects are depreciated. See Note 14 for further discussion of USDA grant income.

Indemnification Agreements. The Company sells certain of its products under agreements that provide that the Company will indemnify the customers against certain claims by third parties. The Company records its obligations under these indemnification agreements based on their fair value.

Advertising. Advertising costs are expensed as incurred. These costs totaled $531,000, $797,000 and $767,000 for the years ended July 1, 2007, June 30, 2006 and 2005, respectively.

Research and Development. Research and development costs are expensed as incurred. These costs totaled approximately $2.8 million, $2.9 million and $3.0 million for the years ended July 1, 2007, June 30, 2006 and 2005, respectively.

Long-Lived Assets. Management reviews long-lived assets, mainly equipment, if events or circumstances indicate that usage may be limited and carrying values may not be recoverable. Should events indicate the assets cannot be used as planned, the realization from alternative uses or disposal is compared to the carrying value. If management determines an impairment loss has occurred, an estimate of the loss is recognized.

Fair Value of Financial Instruments. The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and long-term debt including capital leases as further described in Note 3. The financial statement carrying value of the Company's cash and cash equivalents approximates fair value due to their short-term nature. Carrying value also approximates fair value for all financial instruments with six months or less to re-pricing or maturity and for financial instruments with variable interest rates. The Company estimates the fair value of long-term debt based upon borrowing rates available at the reporting date for indebtedness with similar terms and maturities. Based upon the borrowing rates currently available to the Company and its subsidiaries for indebtedness with similar terms and maturities, the fair value of long-term debt was approximately $12.7 million and $15.7 million at July 1, 2007 and June 30, 2006, respectively. The financial statement carrying value was $13.1 million and $16.2 million at July 1, 2007 and June 30, 2006, respectively.

Stock Options. The Company has stock-based employee compensation plans, which are described more fully in Note 8. Effective July 1, 2005, the Company implemented the provisions of Financial Accounting Standards Board Statement No. 123 (Revised 2004), *Share-Based Payments*, ("SFAS 123R"). Under the provisions of SFAS 123R, the cost of Share-Based Payments is recognized over the service period based on the fair value of the option or other instruments at the date of grant. The grant date fair value is estimated using the Black - Scholes option-pricing model adjusted for the unique characteristics of the options or other instruments granted. In implementing SFAS 123R, the Company applied the Modified Prospective Application which requires all new awards and modified awards after the effective date and any unvested awards at the effective date be recognized as compensation cost ratably over the option vesting period. As a result of implementing SFAS 123R, the Company recognized additional compensation cost of approximately $300,000. For the year ended June 30, 2005, the Company accounted for these plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. For the year ended June 30, 2005, no stock-based employee compensation cost related to stock options is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of SFAS 123R, to stock-based employee compensation for the year ended June 30, 2005.

Year ended June 30, *(in thousands)*	2005
Net income, as reported	$ 4,004
Add: Stock-based compensation net of income Taxes	338
Less: Total stock-based compensation cost determined under the fair value based method, net of income taxes	(797)
Pro forma net income	$ 3,545
Weighted average common shares outstanding:	
Basic	15,974,503
Diluted	16,508,386
Basic earnings per share:	
As reported	$ 0.25
Pro forma	$ 0.22
Dilutive earnings per share:	
As reported	$ 0.24
Pro forma	$ 0.21

NOTE 2: OTHER BALANCE SHEET CAPTIONS

Inventories. Inventories consist of the following: *(in thousands)*

	July 1, 2007	June 30, 2006
Alcohol	$ 8,885	$ 8,319
Unprocessed grain	10,649	8,175
Operating supplies	6,899	6,819
Ingredients	14,697	6,360
By-products and other	1,465	794
Total	$ 42,595	$ 30,467

Property and Equipment. Property and equipment consist of the following: *(in thousands)*

	July 1, 2007	June 30, 2006
Land, buildings and improvements	$ 49,503	$ 42,394
Transportation equipment	1,615	1,698
Machinery and equipment	291,541	283,117
Construction in progress	17,813	9,219
Total Cost	360,472	336,428
Less accumulated depreciation	(228,260)	(214,593)
Total	$ 132,212	$ 121,835

Accrued Expenses. Accrued expenses consist of the following: *(in thousands)*

	July 1, 2007	June 30, 2006
Employee benefit plans (Note 9)	$ 4,522	$ 6,734
Salaries and wages	1,739	1,745
Property taxes	968	893
Other expenses	540	656
Total	$ 7,769	$ 10,028

NOTE 3: LONG-TERM DEBT

Indebtedness Outstanding. Long-term debt consists of the following: *(in thousands)*

	July 1, 2007	June 30, 2006
Secured Promissory Note, 5.26%, due monthly to October, 2011.	$ 6,372	$ 7,671
Secured Promissory Note, 5.92%, due monthly to September, 2010.	4,892	6,181
Industrial Revenue Bond Obligation, 5.26%, due monthly to September, 2008.	1,161	2,013
Capital Lease Obligations, 4.56% - 7.15%, due monthly to October, 2011.	666	-
Capital Lease Obligation, 2.9%, due monthly to June, 2007.	-	286
Total	13,091	16,151
Less current maturities	(4,151)	(3,796)
Long-term portion	$ 8,940	$ 12,355

5.26% Secured Promissory Note. On September 24, 2004, the Company borrowed $9,794,500 from GE Capital Public Finance, Inc. ("GECPF"). The Company's obligation is evidenced by a promissory note bearing interest at 5.26 percent per annum and is payable in 83 consecutive monthly payments of $139,777 and an 84th payment equal to the unpaid principal and interest, commencing November 1, 2004. The note may be prepaid at any time in its entirety subject to the payment of a prepayment premium equal to 3% of the original principal amount if the note is prepaid prior to the first anniversary and declining to 1% if paid prior to the third anniversary with no prepayment premium thereafter.

In connection with this note, the Company entered into a security agreement to secure the note. The security agreement grants a security interest in specified equipment located or to be located at the Company's KCIT facility in Kansas City, Kansas. Payment obligations under the note can be accelerated if any payment is not made within 10 days of its due date or if there is an event of default under the security agreement.

5.92% Secured Promissory Note. On September 29, 2005, the Company borrowed $7,000,000 from General Electric Capital Corporation ("GECC") and paid unsecured senior notes payable to The Principal Mutual Insurance Company of $6,816,000. The Company's obligation to GECC is evidenced by a promissory note bearing interest at 5.92% per annum and payable in monthly payments of $135,071 with the final payment being adjusted for the remaining amount of outstanding principal and interest. The note may be prepaid at any time in its entirety subject to the payment of a prepayment premium equal to 3% of the original principal amount if the note is prepaid prior to the first anniversary and declining to 1% if paid prior to the third anniversary with no prepayment premium thereafter.

In connection with this note, the Company entered into a security agreement to secure the note. The security agreement grants a security interest in all of the Company's equipment located or to be located at the Company's KCIT facility in Kansas City, Kansas. Under the security agreement, the Company has agreed to indemnify the secured party against any claim arising in connection with the collateral.

Payment obligations under the note can be accelerated if any payment is not made within 10 days of its due date or if there is an event of default under the security agreement, certain acts of bankruptcy or insolvency, defaults by the Company under any other obligations and the merger or consolidation of the Company without the consent of GECC. This consent may not be unreasonably withheld.

The Company has other indebtedness to GECPC, (see "5.26% Secured Promissory Note" above), an affiliate of GECC. This indebtedness is also secured by equipment at the Company's Kansas City, Kansas facility. In connection with the loan from GECC, the Company has entered into a cross-collateral and cross-default agreement with GECC and GECPF in which the Company has agreed, among other matters, that all collateral in which either creditor has a security interest will secure the payment of obligations to both creditors.

5.26% Industrial Revenue Bond Obligation. Industrial development revenue bonds issued by The Unified Government of Wyandotte County, Kansas City, Kansas, provide for principal payments to bondholder of $77,381 plus interest at 5.26 percent, which are due monthly. The bonds are secured by a security interest in the project as defined in the lease agreement.

Capital Lease Obligations. In connection with implementation of the Company's new enterprise resource planning system, certain costs incurred during development of the system have been funded by Winthrop Resources Corporation under various capital lease agreements with rates ranging from 4.56% to 5.54%. These agreements, which are unsecured, have maturities ranging from September 2007 to March 2009.

Additionally, the Company financed certain equipment purchases during the year through a capital lease with Delage Corporation at 7.15%. This capital lease is secured by the equipment purchased and has a maturity of October, 2011.

Unsecured Revolving Line of Credit. The Company has a $20.0 million unsecured revolving line of credit with Commerce Bank, n.a. This line of credit matures on July 1, 2008. As of July 1, 2007, outstanding borrowings on the line of credit were $7.0 million. The current interest rate for borrowings on this line of credit is the commercial prime borrowing minus 1%.

In connection with the above borrowings, the Company, among other covenants, is required to maintain certain financial ratios, including a current ratio of 1.5 to 1, maintain a minimum consolidated tangible net worth (stockholders' equity less intangible assets) equal to the greater of (i) $86 million or (ii) the sum of $86 million plus 50 percent of consolidated net income since September 30, 2001, (iii) maintain a ratio of debt to tangible net worth of not more than 2.5 to 1, (iv) may not permit consolidated funded debt (generally, asset acquisition related debt plus capitalized lease obligations) to exceed 60% of total capitalization, (v) maintain at the end of each fiscal quarter a fixed charge coverage ratio (generally, the ratio of (x) the sum of (a) net income [adjusted to exclude gains or losses from the sale or other disposition of capital assets and other matters] plus (b) provision for taxes plus (c) fixed charges to (y) fixed charges) for the period of the four consecutive fiscal quarters ended as of the measurement date of 1.5 to 1. The agreements also include a restriction on the aggregate amount of dividends that can be paid and treasury stock purchases. At July 1, 2007, there was approximately $34.7 million capacity available for those purposes under the terms of the agreement.

4.90% Industrial Revenue Bond Obligation. On December 28, 2006, the Company engaged in an industrial revenue bond transaction with the City of Atchison, Kansas pursuant to which the City (i) under a trust indenture, ("the Indenture"), issued $7.0 million principal amount of its industrial revenue bonds ("the Bonds") to the Company and used the proceeds thereof to acquire from the Company its newly constructed office building and technical center in Atchison, Kansas, ("the Facilities") and (ii) leased the Facilities back to the Company under a capital lease ("the Lease"). The bonds mature on December 1, 2016 and bear interest, payable annually on December 1st of each year commencing December 1st, 2007 at the rate of 4.90% per annum. Basic rent under the lease is payable annually on December 1st in an amount sufficient to pay principal and interest on the bonds. The Indenture and Lease contains certain provisions, covenants and restrictions customary for this type of transaction. In connection with the transaction, the Company agreed to pay the city an administrative fee of $50,000 payable over 10 years.

In connection with the foregoing transaction, the Company also entered a Fifth Amendment to its Line of Credit Loan Agreement with Commerce Bank excluding the application of specified sections of the Line of Credit Loan Agreement to the transaction.

The purpose of the transaction was to facilitate certain property tax abatement opportunities available to the Company related to the newly constructed facilities. The facilities acquired with bond proceeds receive property tax abatements which will terminate upon maturity of the Bonds on December 1st, 2016. The issuance of the Bonds was integral to the tax abatement process. Financing for the Facilities has been provided internally from the Company's operating cash flow. Accordingly, upon consummation of the transaction and issuance of the Bonds, the Company acquired all bonds issued for $7.0 million excluding transaction fees. As a result, the Company holds all of the outstanding Bonds. It is management's intention to hold these bonds to their maturity. Because the Company holds all outstanding bonds, management considers the debt de-facto cancelled and, accordingly, no amount for these Bonds is reflected as debt outstanding on the Balance Sheet as of July 1, 2007.

Leases and Debt Maturities. The Company leases railcars under various capital and operating leases. The leases generally require the Company to pay all service costs associated with the railcars. Rental payments include minimum rentals plus contingent amounts based on mileage. Rental expenses under operating leases with terms longer than one month were $2,711,000, $2,448,000 and $1,909,000 for the years ended July 1, 2007, June 30, 2006 and 2005, respectively. Minimum annual payments and present values thereof under existing debt maturities, capital leases and minimum annual rental commitments under non-cancelable operating leases are as follows: *(in thousands)*

		Capital Leases				
	Long-Term Debt	Minimum Lease Payments	Less Interest	Net Present Value	Total Debt	Operating Leases
2008	$ 3,664	$ 509	$ 22	$ 487	$ 4,151	$ 2,755
2009	3,138	149	5	144	3,282	2,204
2010	3,072	17	2	15	3,087	1,616
2011	2,127	17	1	16	2,143	915
2012	424	4	-	4	428	910
Thereafter	-	-	-	-	-	2,935
Total	$ 12,425	$ 696	$ 30	$ 666	$ 13,091	$ 11,335

NOTE 4: INCOME TAXES

The provision (benefit) for income taxes is comprised of the following: *(in thousands)*

Years ended,	**July 1, 2007**	June 30, 2006	June 30, 2005
Income taxes currently payable	**$ 9,780**	$ 7,789	$ 1,544
Income taxes deferred	**208**	(759)	579
Total	**$ 9,988**	$ 7,030	$ 2,123

A reconciliation of the provision for income taxes at the normal statutory federal rate to the provision included in the accompanying consolidated statements of income is shown below: *(in thousands)*

Years ended,	**July 1, 2007**	June 30, 2006	June 30, 2005
"Expected" provision at federal statutory rate (35% for 2007 and 2006, 34% for 2005)	**$ 9,690**	$ 7,359	$ 2,083
State taxes, before credits	**1,570**	1,258	212
State tax credits	**(810)**	(850)	(401)
Other	**(462)**	(737)	229
Provision for income taxes	**$ 9,988**	$ 7,030	$ 2,123
Effective tax rate	**36.1%**	33.4%	34.6%

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are as follows: *(in thousands)*

	July 1, 2007	June 30, 2006
Deferred tax assets:		
Postretirement liability	$ 3,123	$ 2,523
Deferred income	3,156	3,609
Stock based compensation	1,062	1,955
State tax credits	1,996	1,578
Other	2,535	951
Less: valuation allowance	(1,996)	(1,578)
Gross deferred tax assets	9,876	9,038
Deferred tax liabilities:		
Accumulated depreciation	(20,381)	(18,853)
Other	(507)	(889)
Gross deferred tax liabilities	(20,888)	(19,742)
Net deferred tax liability after valuation allowance	$ (11,012)	$ (10,704)

The above net deferred tax liability is presented on the consolidated balance sheets as follows: *(in thousands)*

	July 1, 2007	June 30, 2006
Deferred tax asset - current	$ 5,759	$ 1,990
Deferred tax liability - long-term	(16,771)	(12,694)
Net deferred tax liability	$ (11,012)	$ (10,704)

The amount of income taxes that the Company pays is subject to ongoing audits by federal and state taxing authorities. The Company was under exam by the IRS for its tax years ended June 30, 2005 and June 30, 2006. Subsequent to year-end, the exam was resolved with no significant adjustments. The Company is also under exam by the state of Illinois related to its tax years ended June 30, 2004 and June 30, 2005. The Company believes that it has adequately provided for any reasonably foreseeable outcome related to these matters. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire.

During fiscal year 2007, the Company recorded an increase to its deferred tax assets, related to items recorded in accumulated other comprehensive income, of $828,000. In addition, the Company also recorded a decrease to its deferred tax assets, related to items of additional paid-in capital, of $927,000.

The Company establishes a valuation allowance against certain deferred tax assets if management believes, based on its assessment of historical and projected operating results and other available facts and circumstances, that it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. The Company had valuation allowances of $2.0 million and $1.6 million as of July 1, 2007 and June 30, 2006, respectively. These valuation allowances relate entirely to Kansas state income tax credit carryforwards. In order for the Company to utilize these credit carryforwards, the Company must satisfy certain certification requirements. The Company does not believe it is more likely than not that these certification requirements will be satisfied. Therefore, a valuation allowance has been established for the entire carryforward amount, net of federal taxes.

As of July 1, 2007, the Company has state tax credit carryforwards of approximately $3.0 million. As discussed above, the deferred tax asset related to the credit carryforwards has been fully offset by a valuation allowance. The credit carryforwards will expire as follows: $1.7 million generated in fiscal year 2005 will expire in fiscal year 2014; $1.3 million generated in fiscal year 2006 will expire in fiscal year 2015.

NOTE 5 CAPITAL STOCK

Common Stock shareholders are entitled to elect four of the nine members of the Board of Directors, while Preferred Stock shareholders are entitled to elect the remaining five members. Common Stock shareholders are not entitled to vote with respect to a merger, dissolution, lease, exchange or sale of substantially all of the Company's assets, or on an amendment to the Articles of Incorporation, unless such action would increase or decrease the authorized shares or par value of the Common or Preferred Stock, or change the powers, preferences or special rights of the Common or Preferred Stock so as to affect the Common Stock shareholders adversely. Generally, Common Stock shareholders and Preferred Stock shareholders vote as separate classes on all other matters requiring shareholder approval. A majority of the outstanding shares of the company's preferred stock is held by the MGP Ingredients Voting Trust. The beneficial interests in the voting trust are held by the Cray Family Trust. The trustees of the MGP Ingredients Voting Trust and the Cray Family Trust are Cloud L. Cray, Jr., Richard B. Cray and Laidacker M. Seaberg.

NOTE 6: OTHER OPERATING INCOME (EXPENSE)

Other operating income (expense) consists of the following: *(in thousands)*

Years ended,	**July 1, 2007**	June 30, 2006	June 30, 2005
CCC value-added program	**$ 1,523**	$ 1,574	$ 1,650
Miscellaneous	**(97)**	(606)	(943)
Total	**$ 1,426**	$ 968	$ 707

NOTE 7: ENERGY COMMITMENT

During fiscal 1994, the Company negotiated a 15-year agreement to purchase steam heat and electricity from a utility for its Illinois operations. Steam heat is being purchased for a minimum monthly charge of $138,000, with a declining fixed charge for purchases in excess of the minimum usage. In connection with the agreement, the Company leased land to the utility company for 15 years so it could construct a co-generation plant at the Company's Illinois facility. The Company has also agreed to reimburse the utility for the net book value of the plant if the lease is not renewed for an additional 19 years at the end of the initial lease term. The estimated net book value of the plant would be $10.6 million at June 30, 2009.

NOTE 8: EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plans. The Company and its subsidiaries have employee stock ownership plans covering all eligible employees after certain eligibility requirements are met. Contributions to the plans totaled $941,600, $618,584 and $574,000 for the years ended July 1, 2007, June 30, 2006 and 2005, respectively. Contributions are made in the form of cash and/or additional shares of common stock.

401(k) Profit Sharing Plans. The Company and its subsidiaries have established 401(k) profit sharing plans covering all employees after certain eligibility requirements are met. Contributions to the plans totaled $1,744,242, $1,628,882 and $1,342,000 for the years ended July 1, 2007, June 30, 2006 and 2005, respectively.

Defined Benefit Retirement Plan. The Company sponsors two funded, noncontributory qualified Retirement Plans, which cover substantially all union employees at the Pekin, Illinois and Atchison, Kansas plant locations. The benefits under these pension plans are based upon years of qualified credited service. The Company's funding policy is to contribute annually not less than the regulatory minimum and not more than the maximum amount deductible for income tax purposes.

Postretirement Benefit Plan. The Company sponsors an unfunded, contributory qualified plan that provides life insurance coverage as well as certain health care and medical benefits including prescription drug coverage to certain retired employees. This postretirement benefit plan is contributory and provides benefits to retirees and their spouses. Contributions are adjusted annually. The plan contains fixed deductibles, coinsurance and out-of-pocket limitations. The life insurance segment of the plan is noncontributory and is available to retirees only. The liability for such benefits is unfunded as it is MGP's policy to fund benefits payable as they come due. The Company uses a May 31 measurement date for the plan. The Company expects to contribute approximately $500,000 to the plan in fiscal 2008.

In September 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards Statement No. 158 ("SFAS 158"), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS 158 requires the Company to recognize in its statement of financial position an asset for a defined benefit postretirement plan's over funded status or a liability for a plan's under funded status. This section of the standard is effective for the Company as of the end of its fiscal year on July 1, 2007. The statement also eliminates the option of using a measurement date prior to the Company's fiscal year-end, effective June 28, 2009. SFAS 158 provides two methods for transition to a fiscal year-end measurement date, both of which are to be applied prospectively. Under the first approach, plan assets are measured on May 31, 2008 and then re-measured on June 30, 2008 (the first day of the fiscal year ended June 28, 2009). Under the second approach, a 13-month measurement will be determined on May 31, 2008 that will cover the period until the fiscal year-end measurement is required on June 28, 2009. The Company currently uses a measurement date prior to its fiscal year-end and is currently evaluating which measurement transition alternative it will use

The following table shows the incremental effect of applying SFAS 158 to both the Company's pension and retiree health and welfare plans on individual line items in the Consolidated Balance Sheet as of July 1, 2007: *(in thousands)*

	Balances Prior to Adoption of SFAS 158	SFAS 158 Adoption Adjustments	Ending Balances After Adoption of SFAS 158
Liability for postretirement and pension benefits	$ 6,753	$ 1,107	$ 7,860
Deferred income taxes	17,216	(445)	16,771
Total liabilities	$ 75,494	$ 662	$ 76,156
Accumulated other comprehensive income	$ (570)	$ (662)	$ (1,232)
Total stockholders' equity	$ 147,486	$ (662)	$ 148,148

The amount in accumulated other comprehensive income expected to be recognized as components of net period benefit cost during fiscal year 2008 is approximately $56,000.

The status of the Company's plans at July 1, 2007 and June 30, 2006 was as follows: *(in thousands)*

	Defined Benefit Retirement Plan		Postretirement Benefit Plan	
	July 1, 2007	June 30, 2006	**July 1, 2007**	June 30, 2006
Change in benefit obligation				
Beginning of year	**$ 1,610**	$ 986	**$ 7,341**	$ 5,800
Service cost	**520**	526	**244**	295
Interest cost	**100**	62	**461**	296
Actuarial (gain) loss	**81**	4	**221**	1,296
Amendment	**-**	38	**-**	-
Benefits paid	**(32)**	(6)	**(609)**	(346)
End of year	**2,279**	1,610	**7,658**	7,341
Unrecognized prior service cost and actuarial gain	**-**	(119)	**-**	(787)
Benefit obligation at end of year	**$ 2,279**	$ 1,491	**$ 7,658**	$ 6,554

The following table shows the change in plan assets based on the Fiscal 2007 measurement dates: *(in thousands)*

	Defined Benefit Retirement Plan		Postretirement Benefit Plan	
	July 1, 2007	June 30, 2006	**July 1, 2007**	June 30, 2006
Fair value of plan assets at beginning of period	**$ 878**	$ 642	**$ -**	$ -
Actual return on plan assets	**195**	69	**-**	-
Employer contributions	**612**	173		
Plan participants contributions	**-**	-	**-**	-
Actuarial (gain) loss	**-**	-	**-**	-
Benefits paid	**(32)**	(6)	**-**	-
Fair value of plan assets at end of period	**$ 1,653**	$ 878	**$ -**	$ -

Assumptions used to determine accumulated benefit obligations as of the year-end were:

	Defined Benefit Retirement Plan		Postretirement Benefit Plan	
	July 1, 2007	June 30, 2006	**July 1, 2007**	June 30, 2006
Discount rate	**6.10%**	6.27%	**6.10%**	6.27%
Average compensation increase	**0.00%**	0.00%	**4.50%**	4.50%
Measurement date	**June 30, 2007**	June 30, 2006	**May 31, 2007**	May 31, 2006

Assumptions used to determine net benefit cost for the years ended July 1, 2007 and June 30, 2006 were:

	Defined Benefit Retirement Plan		Postretirement Benefit Plan	
	2007	2006	**2007**	2006
Expected return on assets	**7.00%**	7.00%	**-**	-
Discount rate	**6.10%**	6.27%	**6.27%**	5.25%
Average compensation increase	**0.00%**	0.00%	**4.50%**	4.50%
Measurement date	**June 30, 2007**	June 30, 2006	**May 31, 2006**	May 31, 2005

Components of net periodic benefit cost are as follows: *(in thousands)*

	Defined Benefit Retirement Plan			Postretirement Benefit Plan		
Years ended,	**July 1, 2007**	June 30, 2006	June 30, 2005	**July 1, 2007**	June 30, 2006	June 30, 2005
Service cost	**$ 520**	$ 526	$ 140	**$ 244**	$ 295	$ 241
Interest cost	**101**	62	47	**461**	296	300
Expected return on assets	**(100)**	(54)	(33)	**-**	-	-
Amortization of unrecorded prior service cost	**25**	18	19	**(36)**	(36)	(52)
Other amortization	**(11)**	-	-	**30**	-	-
Total	**$ 535**	$ 552	$ 173	**$ 699**	$ 555	$ 489

A reconciliation of the funded status of the plans with amounts recorded in the Consolidated Balance Sheets is as follows: *(in thousands)*

	Defined Benefit Retirement Plan	
	As of July 1, 2007	As of June 30, 2006
Fair value of plan assets:	**$ 1,653**	$ 878
Benefit obligations:	**2,279**	1,610
Funded status (plan assets less benefit obligations)	**$ (626)**	$ (732)

The following amounts have been recognized in the Consolidated Balance Sheet.

	Defined Benefit Retirement Plan	
	As of July 1, 2007	As of June 30, 2006
Accrued benefit cost	**$ 535**	$ 612
Intangible assets	**-**	247
Accumulated Other Comprehensive Income	**91**	-
Net amount recognized	**$ 626**	$ 859

The assumed average annual rate of increase in the per capita cost of covered benefits (health care cost trend rate) is as follows:

	Postretirement Benefit Plan	
Years ended,	**July 1, 2007**	June 30, 2006
Health care cost trend rate	**7.75%**	7.75%
Ultimate trend rate	**6.00%**	6.00%
Year rate reaches ultimate trend rate	**2011**	2011

A one percentage point increase (decrease) in the assumed health care cost trend rate would have increased (decreased) the accumulated benefit obligation by $507,000 ($449,000) at July 1, 2007, and the service and interest cost would have increased (decreased) by $64,000 ($21,000) for the year then ended.

On December 8, 2003, the Medicare Prescription Drug Improvement Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide benefits at least actuarially equivalent to Medicare Part D. The Company has been unable to conclude whether the benefits provided to the plan are actuarially equivalent to Medicare Part D under the Act. Accordingly, the net periodic postretirement benefit costs above do not reflect any amounts associated with the subsidy.

As of July 1, 2007, the following benefit payments, which reflect expected future service, as appropriate, are expected to be paid to plan participants: *(in thousands)*

	Expected Defined Benefit Retirement Plan Payments		Expected Postretirement Benefit Plan Payments	
2008	$	15	$	512
2009		20		542
2010		21		567
2011		43		583
2012		72		619
2013– 2017		914		3,511
Total	$	1,085	$	6,334

The weighted average asset allocation by asset category is as follows: *(in thousands)*

	Defined Benefit Retirement Plan	
Asset Category	**As of July 1, 2007**	As of June 30, 2006
Equity Securities	73%	61%
Debt Securities	25%	36%
Real Estate	0%	0%
Other	2%	3%
Total	100%	100%

Equity-Based Compensation Plans. The Company has five equity-based compensation plans, the Stock Incentive Plan of 2004 (the "2004 Plan"), the Stock Incentive Plan of 1996 (the "1996 Plan"), the Stock Option Plan for Outside Directors (the "Directors Option Plan"), the 1998 Stock Incentive Plan for Salaried Employees (the "Salaried Plan") and the Non-Employee Directors' Restricted Stock Plan (the "Directors' Stock Plan"). These Plans permit the issuance of stock options, stock appreciation rights and/or stock awards to salaried employees and outside directors of the Company.

Stock Options. Under the 2004 Plan, the Company may grant incentives for up to 980,000 shares of the Company's common stock to salaried, full time employees, including executive officers. The term of each award generally is determined by the committee of the Board of Directors charged with administering the 2004 Plan. Under the terms of the 2004 Plan, any options granted will be nonqualified stock options, must be exercisable within ten years and must have an exercise price which is not less than the fair value of the Company's common stock on the date of the grant. As of July 1, 2007, no stock options have been granted under this Plan.

Under the 1996 Plan, the Company was authorized to grant incentives for up to 1,200,000 shares of the Company's common stock to key employees. The term of each award was determined by the committee of the Board of Directors charged with administering the 1996 Plan. Under the terms of the 1996 Plan, options granted could be either nonqualified or incentive stock options and the exercise price could not be less than the fair value of the Company's common stock on the date of the grant. On January 31, 2006, the period in which the Company could grant incentives expired and no further options may be granted. At July 1, 2007, the Company had outstanding incentive stock options to purchase 378,920 shares, all of which were exercisable as of July 1, 2007. The options have ten-year terms and have exercise prices equal to fair market value on the date of grant.

Under the Directors Option Plan, each non-employee or "outside" director of the Company received on the day after each annual meeting of stockholders an option to purchase 2,000 shares of the Company's common stock at a price equal to the fair market value of the Company's common stock on such date. Options became exercisable on the 184th day following the date of grant and expire not later than ten years after the date of grant. Subject to certain adjustments, a total of 180,000 shares were reserved for annual grants under the Plan. The Plan expired in

2006 and no further options may be granted under it. At July 1, 2007, the Company had outstanding options to purchase 42,000 shares, all of which were exercisable as of July 1, 2007.

Under the Salaried Plan, the Company may grant stock incentives for up to 600,000 shares of the Company's common stock to full-time salaried employees. The Salaried Plan provides that the amount, recipients, timing and terms of each award be determined by the Committee of the Board of Directors charged with administering the Salaried Plan. Under the terms of the Salaried Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value of the Company's common stock on the date of the grant. At July 1, 2007, the Company had outstanding incentive stock options on 88,100 shares, all of which were exercisable as of July 1, 2007. These options have ten-year terms and have exercise prices equal to fair market value of the Company's common stock as of the date of grant.

The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model. For the year ended July 1, 2007, no options were granted. For the years ended June 30, 2006 and 2005, the following weighted-average assumptions were used:

	2007	2006	2005
Risk-free rate	-	4.4%	4.0%
Expected dividend yield	-	1.7%	1.7%
Expected volatility	-	139.0%	58.0%
Expected term (in years)	-	7.0	10.0
Weighted average fair value per share optioned	$ -	$ 9.98	$ 6.32

A summary of the status of stock options awarded under the Company's stock option plans as of July 1, 2007, June 30, 2006 and 2005 and changes during the years then ended is presented below:

	2007		2006		2005	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**578,850**	**$ 5.43**	834,130	$ 5.48	905,980	$ 5.45
Granted	-	-	14,000	10.45	14,000	9.09
Cancelled	-	-	-	-	(400)	5.95
Exercised	**(69,830)**	**4.70**	(269,280)	5.87	(85,450)	5.74
Outstanding at end of year	**509,020**	**$ 5.53**	578,850	$ 5.43	834,130	$ 5.48

During the years ended July 1, 2007, June 30, 2006 and 2005, the total intrinsic value of stock options exercised was $1,479,000, $4,713,000 and $850,000 respectively. Cash received and the income tax benefit from stock option exercises for the year ended July 1, 2007 aggregated $867,000.

Outstanding options are comprised as follows:

	Shares	Exercise Price	Remaining Contractual Lives (Years)	Shares Exercisable at July 1, 2007
The 1996 Plan	43,000	3.63	6.00	43,000
	80,000	6.45	5.00	80,000
	20,000	5.95	4.50	20,000
	64,000	4.66	4.00	64,000
	17,420	4.66	3.50	17,420
	48,000	4.00	2.50	48,000
	58,000	6.25	1.50	58,000
	48,500	6.88	0.50	48,500
Salaried Plan	3,900	5.95	4.50	3,900
	14,860	4.66	3.50	14,860
	41,440	4.00	2.50	41,440
	27,900	6.75	0.67	27,900
Directors' Plan	10,000	10.45	8.25	10,000
	10,000	9.09	7.25	10,000
	4,000	4.38	6.25	4,000
	4,000	3.25	5.25	4,000
	4,000	5.58	4.25	4,000
	2,000	4.82	3.25	2,000
	2,000	4.50	2.25	2,000
	2,000	5.88	1.25	2,000
	4,000	7.13	0.25	4,000
Total	509,020			509,020

At July 1, 2007, the aggregate intrinsic value of stock options outstanding and exercisable was $5,790,000.

Restricted Common Stock. The Company's equity based compensation plans provide for the awarding of shares of restricted common stock ("restricted stock") for senior executives and salaried employees as well as outside directors.

Under programs approved by the Company's Board of Directors annually, beginning in December 2003, shares of restricted stock have been awarded to senior executives under plans in which they were eligible. These annual programs generally provide for the accelerated vesting of restricted stock after three fiscal years if the Company achieves certain specific operating and financial objectives over such period. If the objectives are not met, the program generally provides for the vesting of the restricted stock at the end of the seventh fiscal year of the restricted stock award. Accelerated or partial vesting may be permitted upon a change of control or if employment is terminated as a result of death, disability, retirement or termination without cause. As of July 1, 2007, 638,277 shares of restricted common stock have been awarded from shares available under the Company's long-term incentive plans. Compensation expense related to these awards is based on the market price of the stock on the date the Board of Directors approved the program and is amortized over the vesting period of the restricted stock award. For the years ended July 1, 2007, June 30, 2006 and 2005, the Company awarded 132,960, 221,400 and 80,000 shares respectively at a fair value of $21.45, $8.59 and $9.21 per share respectively. Additionally, for the years ended July 1, 2007, June 30, 2006 and 2005, the Company recorded compensation expense related to these restricted stock awards of $1,021,000, $1,200,000 and $560,000 respectively.

Under the Directors' Stock Plan, which was approved by stockholders at the 2006 Annual Meeting, the Company may grant incentives for up to 75,000 shares of the Company's common stock to outside directors. The plan allows for grants to be made on the first business day following the date of each annual meeting of stockholders whereby each non-employee director is awarded shares of restricted stock with a fair market value of $12,500, as determined on such first business day following the annual meeting. The shares awarded become fully vested upon the occurrence of one of the following events (1) the third anniversary of the award date, (2) the death of the director, or (3) a change in control, as defined in the Plan. The Human Resources and Compensation Committee may allow accelerated vesting in the event of specified terminations other than the resignation of the director, which would result in forfeiture of an unvested award. As of July 1, 2007, 4,074 shares of restricted common stock have been awarded from shares available under the plan. For the year ended July 1, 2007, the Company awarded 4,074 shares at a fair value of $21.45 per share. Compensation expense related to these awards is based on the market price of the stock on the date the shares are awarded and is amortized over the vesting period of the restricted stock award. For fiscal 2007, the Company recorded compensation expense related to these restricted stock awards of $22,000.

A summary of the status of restricted stock awarded under the Company's restricted stock plans at July 1, 2007, June 30, 2006 and 2005 and changes during the years then ended is presented below:

	2007		2006		2005	
	Shares	**Weighted Average Grant-Date Fair Value**	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Nonvested balance at beginning of year	**204,743**	**$ 8.76**	145,238	$ 7.47	153,333	$ 5.91
Granted	**137,034**	**21.45**	221,400	8.59	80,000	9.22
Forfeited	**(30,157)**	**9.27**	-	-	-	-
Vested	**(88,056)**	**11.60**	(161,895)	7.36	(88,095)	6.33
Nonvested balance at end of year	**223,564**	**$ 15.35**	204,743	$ 8.76	145,238	$ 7.47

During the years ended July 1, 2007, June 30, 2006 and 2005, the total fair value of restricted stock awards vested was $1,021,000, $1,192,000 and $558,000 respectively. As of July 1, 2007 there was $3,433,000 of total unrecognized compensation costs related to stock awards. These costs are expected to be recognized over a weighted average period of 4.9 years.

NOTE 9: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Defined benefit pension and postretirement benefit obligations. The Company accrues amounts for defined benefit pension and postretirement benefit obligations as discussed in Note 8. An accrual of $626,000 for defined benefit pension obligations and $7,769,799 for postretirement benefit obligations is included in the accompanying 2007 financial statements. Claim payments and pension obligations based upon actual experience could ultimately differ materially from these estimates.

Inventory valuation. The Company has recorded the carrying value of its inventories at the lower of cost or market based upon management estimates. Actual results could differ significantly in the near term.

Significant customers. For the year ended July 1, 2007, the Company had sales to two customers accounting for approximately 23 percent of consolidated sales. For the year ended June 30, 2006, the Company had sales to one customer accounting for approximately 14 percent of consolidated sales. For the year ended June 30, 2005, the Company had sales to two customers for approximately 25% of consolidated sales.

Workforce subject to collective bargaining. Approximately 55 percent of the Company's employees are covered by collective bargaining agreements. These agreements expire between fiscal 2008 and fiscal 2010. With agreements covering approximately 18% of employees expiring in fiscal 2008.

NOTE 10: OPERATING SEGMENTS

The Company's operations are classified into two reportable segments: ingredients and distillery products. Ingredients consist of specialty ingredients, primarily specialty wheat starches and specialty wheat proteins for food and non-food applications, commodity ingredients, including commodity wheat starches and vital wheat gluten, and mill feeds. Distillery products consist of food grade alcohol, including beverage and industrial alcohol, fuel grade alcohol, commonly known as ethanol, and distillers feed and carbon dioxide, which are by-products of the Company's distillery operations.

Operating profit for each segment is based on net sales less identifiable operating expenses. Interest expense, investment income and other general miscellaneous expenses have been excluded from segment operations and classified as Corporate. Receivables, inventories and equipment have been identified with the segments to which they relate. All other assets are considered as Corporate.

Years Ended,		**July 1, 2007**		June 30, 2006		June 30, 2005
(in thousands)						
Sales to Customers						
Ingredients	$	**73,601**	$	85,506	$	92,495
Distillery products		**294,393**		236,971		182,682
Total	$	**367,994**	$	322,477	$	275,177
Depreciation						
Ingredients	$	**6,396**	$	6,366	$	6,544
Distillery products		**6,883**		5,743		8,743
Corporate		**574**		546		721
Total	$	**13,853**	$	12,655	$	16,008
Income before Income Taxes						
Ingredients	$	**(9,456)**	$	(11,764)	$	(778)
Distillery products		**38,765**		36,954		8,524
Corporate		**(1,623)**		(4,165)		(1,619)
Total	$	**27,686**	$	21,025	$	6,127
Identifiable Assets						
Ingredients	$	**84,593**	$	72,992	$	81,507
Distillery products		**107,305**		96,222		79,678
Corporate		**32,406**		35,370		28,315
Total	$	**224,304**	$	204,584	$	189,500

NOTE 11: SUPPLEMENTAL CASH FLOW INFORMATION

Years Ended,		**July 1, 2007**		June 30, 2006		June 30, 2005
(in thousands)						
Non-cash investing and financing activities:						
Purchase of property and equipment in Accounts Payable	$	**1,127**	$	**405**	$	833
Purchase of property and equipment and other assets in capital leases		**1,206**		**-**		-
Additional cash payment information:						
Interest paid, net of amount capitalized		**203**		**789**		1,456
Income taxes paid		**11,585**		**750**		6,590

NOTE 12: CONTINGENCIES

There are various legal proceedings involving the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position or operations of the Company.

NOTE 13: DERIVATIVES AND HEDGING ACTIVITIES

The Company is exposed to a variety of market risks, including the effects of changes in commodity prices. Management's objective is to manage this risk in part, through the use of derivatives. The following is a summary of the Company's use of derivatives and the effects of these uses on the consolidated financial statements.

Cash flow hedges

Cash flow hedges include readily marketable exchange-traded commodity futures contracts and option contracts related to the Company's purchase of raw materials, principally corn and wheat, for anticipated operating requirements to reduce the risk of future grain price volatility. Additionally, the Company hedges, through the use of exchange-traded futures contracts, the purchase price of natural gas used in the distilling process. In certain situations, the Company will also enter into exchange-traded futures contracts for the sale of fuel grade alcohol to hedge the selling price of fuel grade alcohol to its customers. These derivatives typically hedge transactions forecasted within 18 months from the date of entry into the contract.

Corn Futures Positions

As of July 1, 2007, the Company had entered into eleven Corn Futures Contracts to hedge raw material commodity purchases for the months of September through December, 2007. A summary of those positions is as follows:

Trade Dates	Notional Amount	Trade Price	Expiration Date
March 30, 2007 through April 2, 2007	3.5 million bushels	$3.40 - $3.5075/ bushel	September 14, 2007 through December 14, 2007

Corn Option Positions

As of July 1, 2007, the Company had entered into three combinations of corn call and put option contracts whereby call options are purchased while certain other call and put options are sold to affect a no-cost hedge. This strategy, referred to as a collar, serves to reduce, though not eliminate entirely, the risk that the cost of the hedged commodity will exceed an acceptable range. A summary of these positions is as follows:

Trade Date	Description	Position	Notional Amount	Strike Price	Expiration Date
June 22, 2007	Call Option	Long	6.0 million bushels	$4.00 /bushel	November 20, 2007 through April 25, 2008
June 22, 2007	Call Option	Short	6.0 million bushels	$5.00 /bushel	November 20, 2007 through April 25, 2008
June 22, 2007	Put Option	Short	6.0 million bushels	$3.50 /bushel	November 20, 2007 through April 25, 2008

For the years ended July 1, 2007, June 30, 2006 and 2005, net losses of $1,534,000, $1,281,000 and $2,110,000 respectively, (net of tax) were recorded in accumulated other comprehensive income associated with the Company's cash flow hedging transactions. For the years ended July 1, 2007, June 30, 2006 and 2005, losses of $1,446,000, $1,027,000 and $2,133,000, respectively, (net of tax) were reclassified to cost of sales. Net ineffectiveness for cash flow hedges for the years ended July 1, 2007 and June 30, 2006 was approximately

$795,000 and $200,000 respectively. For the year ended June 30, 2005, ineffectiveness for cash flow hedges was immaterial.

NOTE 14: USDA GRANT

During the fourth quarter of fiscal 2001, the United States Department of Agriculture developed a grant program for the gluten industry in place of a two-year extension of a wheat gluten import quota that took effect on June 1, 1998. Over the life of the program, which was administered by the Commodity Credit Corporation ("CCC") and which ended on May 31, 2003, the Company was eligible to receive nearly $26 million of the program total of $40 million. For the first year of the program, approximately $17.3 million was allocated to the Company, with the remaining $8.3 million allocated in July 2002. The funds were required to be used for research, marketing, promotional and capital costs related to value-added gluten and starch products. Funds allocated on the basis of current operating costs were recognized in income as those costs were incurred. Funds allocated based on capital expenditures are being recognized in income as the capital projects are depreciated.

NOTE 15: QUARTERLY FINANCIAL DATA (Unaudited)

	2007			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share data amounts)			
Net Sales	**$ 101,547**	**$ 93,807**	**$ 87,645**	**$ 84,995**
Cost of Sales	95,094	85,467	71,322	70,058
Gross profit	6,453	8,340	16,323	14,937
Selling, general and administrative	4,920	5,432	5,108	4,859
Other operating income (expense)	858	(203)	175	596
Income from operations	2,391	2,705	11,390	10,674
Other income, net	345	585	200	360
Interest expense	(305)	(208)	(232)	(219)
Income before taxes	2,431	3,082	11,358	10,815
Provision for income taxes	722	904	4,523	3,839
Net income	**$ 1,709**	**$ 2,178**	**$ 6,835**	**$ 6,976**
Per Share Data(i)				
Total basic earnings per common share	**$ 0.10**	**$ 0.13**	**$ 0.42**	**$ 0.43**
Total diluted earnings per common share	**$ 0.10**	**$ 0.13**	**$ 0.40**	**$ 0.41**
Dividends per Common Share	**$ 0.10**	**$ -**	**$ 0.20**	**$ -**
Stock price ranges:				
Common				
-High	$ 20.73	$ 23.08	$ 23.44	$ 25.16
-Low	$ 15.76	$ 18.12	$ 20.25	$ 17.99

(i) The accumulation of diluted earnings per common share for the four quarters ended July 1, 2007 does not total the annual amount of $1.05 for the year ended July 1, 2007 due to rounding.

	2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share data amounts)			
Net Sales	**$ 90,338**	**$ 79,422**	**$ 75,671**	**$ 77,046**
Cost of Sales	71,123	71,348	69,931	64,862
Gross profit	19,215	8,074	5,740	12,184
Selling, general and administrative	7,592	5,471	5,039	5,709
Other operating income	369	150	281	168
Income from operations	11,992	2,753	982	6,643
Other income, net	(917)	417	521	116
Interest expense	(300)	(350)	(267)	(565)
Income before taxes	10,775	2,820	1,236	6,194
Provision for income taxes	3,412	737	418	2,463
Net income	**$ 7,363**	**$ 2,083**	**$ 818**	**$ 3,731**
Per Share Data(i)				
Total basic earnings per common share	**$ 0.45**	**$ 0.13**	**$ 0.05**	**$ 0.23**
Total diluted earnings per common share	**$ 0.43**	**$ 0.12**	**$ 0.05**	**$ 0.23**
Dividends per Common Share	**$ -**	**$ -**	**$ -**	**$ 0.15**
Stock price ranges:				
Common				
-High	$ 34.21	$ 18.41	$ 12.71	$ 11.20
-Low	$ 15.90	$ 12.02	$ 10.25	$ 8.08

(i) The accumulation of basic earnings per common share for the four quarters ended June 30, 2006 does not total the annual amount of $0.87 for the year ended June 30, 2006 due to rounding.

NOTE 16 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("FIN 48"). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The provisions of FIN 48 are effective for the Company beginning July 2, 2007. The Company is currently evaluating the effect that the adoption of FIN 48 will have, if any, on its consolidated results of operations, financial position and related disclosures, but does not expect it will have a material impact on the financial statements.

See also Note 8 to the Consolidated Financial Statements for information regarding the adoption of SFAS No. 158.

NOTE 17 SUBSEQUENT EVENT

On July 2, 2007 we acquired a 50% interest in a German joint venture company which will produce and distribute our Wheatex® products in the EU and elsewhere. If the venture succeeds, the new company may build its own plant in the European Union ("EU"). We have leased an extruder to the new company and licensed it to practice our Wheatex® technology and sell the product in the EU and certain countries that are proximate to the EU. Presently we anticipate production will begin sometime between the third quarter of fiscal 2008 and the second quarter of fiscal 2009.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the design and effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report (the "Evaluation Date"), have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequately designed and operating effectively to ensure that material information relating to the Company would be made known to them by others within the Company, particularly during the period in which this Form 10-K Annual Report was being prepared.

REPORT ON INTERNAL CONTROLS

Management's Annual Report on Internal Control Over Financial Reporting and our registered public accounting firm's attestation report on our internal control over financial reporting can be found under Item 8.

CHANGES IN INTERNAL CONTROLS

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Securities Exchange Act Rule 13a-15 or 15d-15 that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable

ITEM 10. DIRECTORS AND CORPORATE GOVERNANCE

Incorporated by reference to the information under *Election of Directors* at pages 2 to 4 of the Proxy Statement, the information relating to the Audit Review Committee in the first paragraph of *Certain Information Concerning The Board And Its Committees – Standing Committees; Meetings; Independence* at page 4 of the Proxy Statement and in the second paragraph of *Certain Information Concerning The Board And Its Committees – Audit Review Committee* at page 5 of the Proxy Statement, and *Section 16(a) Beneficial Ownership Reporting Compliance* at page 24 of the Proxy Statement.

We have adopted a code of ethics that applies to all our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy is filed as an exhibit to this report.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the information in *Executive Compensation and Other Information*, at pages 8-22 of the Proxy Statement and *Certain Information concerning the Board and its Committees – Compensation Committee Interlocks and Insider Participation* and *Human Resources and Compensation Committee Report* at page 7 of the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the information under Principal Stockholders on pages 22 through 24 of the Proxy Statement.

The following is a summary of securities authorized for issuance under equity compensation plans as of July 1, 2007:

	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average of exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (1) (c)
Equity compensation plans approved by security holders	509,020	$5.53	726,223
Equity compensation plans not approved by security holders	--	--	--
Total	509,020	$5.53	726,223

(1) Of these securities, as of July 1, 2007, 655,297 shares may also be issued as performance or restricted stock awards under the terms of the Stock Incentive Plan of 2004, 10,390 shares may be issued as such under the terms of the 1998 Stock Incentive Plan for Salaried Employees and 70,926 shares may be issued as restricted shares under the Non-Employee Directors' Restricted Stock Plan..

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference to the information in the third paragraph under *Certain Information Concerning the Board and its Committees – Standing Committees; Meetings; Independence* on page 4 of the Proxy Statement and to the information under *Related Transactions* on page 24 of the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the information under *Audit and Certain Other Fees Paid Accountants* at page 26-27 of the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

(1) Financial Statements:

Auditors' Report on Financial Statements.
Consolidated Statements of Income – for the Three Years Ended July 1, 2007, June 30, 2006 and 2005.
Consolidated Balance Sheets at July 1, 2007, June 30, 2006 and 2005.
Consolidated Statements of Stockholders' Equity for the Three Years Ended July 1, 2007, June 30, 2006 and 2005.
Consolidated Statements of Cash Flow – for the Three Years Ended July 1, 2007, June 30, 2006 and 2005.
Notes to Consolidated Financial Statements.

(2) Financial Statement Schedules:

Auditors' Report on Financial Statement Schedules:
VIII – Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or the information is contained in the Consolidated Financial Statements or notes thereto.

(3) The exhibits required by Item 601 of Regulation S-K (paragraph (c) below).

Exhibits:

Exhibit No.	Description
3(a)(1)	Articles of Incorporation of the Company, as amended (Incorporated by reference to Exhibit 3.1 of the Company's Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 0-17196))
3(b)	Bylaws of the Company (Incorporated by reference to Exhibit 3(b) of the Company's Current Report on Form 8-K filed June 19, 2007 (file number 0-17196))
4(a)	Copy of Note Agreement dated as of August 1, 1993, providing for the issuance and sale of $25 million of 6.68% term notes ("Term Notes") (incorporated by reference to Exhibit 4.1 to the Company's Report on Form 10-Q for the quarter ended September 30, 1993 (file number 0-17196))
4(b)	Copy of Term Notes dated August 27, 1993 (incorporated by reference to Exhibit 4.2 to the Company's Report on Form 10-Q for the quarter ended September 30, 1993 (file number 0-17196))

Exhibit No.	Description
4(c)	Line of Credit Loan Agreement dated as of November 25th, 2003 (incorporated by reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (file number 0-17196))
4(d)	First Amendment to Line of Credit Agreement and related First Amended and Restated Line of Credit Note (incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (file number 0-17196))
4(e)	Second Amendment to Line of Credit Agreement and related Second Amended and Restated Line of Credit Note (incorporated by reference to Exhibit 4.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (file number 0-17196))
4(f)	Third Amendment to Line of Credit Loan Agreement dated as of September 9, 2005 (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated September 9, 2005 (file number 0-17196))
4(g)	Third Amended and Restated Line of Credit Note (Incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K dated September 9, 2005 (file number 0-17196))
4(h)	Fourth Amendment to Line of Credit Loan Agreement dated as of June 30, 2006 (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed July 5, 2006 (file number 0-17196))
4(i)	Fifth Amendment to Line of Credit Loan Agreement dated as of December 28, 2007 (Incorporated by Reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the Quarter ended December 31, 2006 (file number 0-17196))
*4(j)	Sixth Amendment to Line of Credit Loan Agreement dated July 5, 2007
*4(k)	Fifth Amended and Restated Line of Credit Note
4(l)	Promissory Note to GE Capital Public Finance dated September 24, 2004 and related Security Agreement dated as of September 24, 2004, as amended by Addendum No. 001 (Incorporated by reference to Exhibit 4.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (file number 0-17196))
4(m)	Addendum 002 to Security Agreement dated as of September 24, 2004 filed as exhibit 4(f) (Incorporated by reference to Exhibit 4(g) of the Company's Annual Report on Form 10-K for the Fiscal Year ended June 20, 2005 (file number 0-17196))
4(n)	Addendum 003, dated August 31, 2005, to Security Agreement dated as of September 24, 2004 filed as exhibit 4(f) (Incorporated by reference to Exhibit 4(h) of the Company's Annual Report on Form 10-K for the Fiscal Year ended June 20, 2005 (file number 0-17196))

Exhibit No.	Description
4(o)	Promissory Note to General Electric Capital Corporation dated as of September 29, 2005 (Incorporated by reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (file number 0-17196))
4(p)	Security Agreement to General Electric Capital Corporation dated as of September 29, 2005 (Incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (file number 0-17196))
4(q)	Cross-Collateral and Cross-Default Agreement dated as of September 29, 2005 in favor of General Electric Capital Corporation and GE Capital Public Finance (Incorporated by reference to Exhibit 4.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (file number 0-17196))
4(r)	Trust Indenture Dated as of December 28, 2006 relating to $7,000,000 Taxable Industrial Revenue Bonds Series 2006 (MGP Ingredients Project (Incorporated by Reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the Quarter ended December 31, 2006 (file number 0-17196))
4(s)	Lease dated as of December 28, 2006 between the City of Atchison, as Issuer and MGP Ingredients, Inc., as tenant relating to $7,000,000 Taxable Industrial Revenue Bonds Series 2006 (MGP Ingredients Project (Incorporated by Reference to Exhibit 4.3 of the Company's Quarterly Report on Form 10-Q for the Quarter ended December 31, 2006 (file number 0-17196))
4(t)	In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, certain instruments respecting long-term debt of the Registrant have been omitted but will be furnished to the Commission upon request.
9(a)	Copy of Cray Family Trust (Incorporated by reference to Exhibit 1 of Amendment No. 1 to Schedule 13D of Cloud L. Cray, Jr. dated November 17, 1995))
9(a)(1)	First Amendment to Cray Family Trust dated November 13, 1980 (Incorporated by reference to Exhibit 9.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 (file number 0-17196))
9(b)	Voting Trust Agreement dated as of November 16, 2005 among Cloud L. Cray, Jr., Richard B. Cray and Laidacker M. Seaberg, as trustees of the Cray Family Trust and Cloud L. Cray, Jr., Richard B. Cray and Laidacker M. Seaberg, as trustees (Incorporated by reference to Exhibit 9.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 (file number 0-17196))
10(a)	Summary of informal cash bonus plan (Incorporated by reference to Exhibit 10(a) of the Company's Annual Report on Form 10-K for the Fiscal Year ended June 20, 2004 (file number 0-17196))
10(b)	Copy of MGP Ingredients, Inc. Stock Incentive Plan of 1996, as amended as of August 26, 1996 (Incorporated by reference to Exhibit A to the Company's Notice of Annual Meeting and Proxy Statement filed September 17, 1996))

Exhibit No.	Description
10(c)	Copy of amendment to MGP Ingredients, Inc. Stock Incentive Plan of 1996 (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 1998 (file number 0-17196))
10(d)	Form of Stock Option with respect to stock options granted under the MGP Ingredients, Inc. Stock Incentive Plan of 1996 (Incorporated by reference to Exhibit 10(e) to the Company's Form 10-K for the year ended June 30, 1996 (file number 0-17196))
10(e)	Copy of MGP Ingredients, Inc. 1996 Stock Option Plan for Outside Directors, as amended as of August 26, 1996 (Incorporated by reference to Exhibit B to the Company's Notice of Annual Meeting and Proxy Statement filed September 17, 1996))
10(f)	Copy of amendment to MGP Ingredients, Inc. 1996 Stock Option Plan for Outside Directors (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 30, 1998 (file number 0-17196))
10(g)	Copy of MGP Ingredients, Inc. 1998 Stock Incentive Plan for Salaried Employees (Incorporated by reference to Appendix A to the Company's Notice of Annual Meeting and Proxy Statement dated September 17, 1998, filed with the Securities and Exchange Commission on September 15, 1998))
10(h)	Form of Stock Option with respect to stock options granted under the MGP Ingredients, Inc. 1998 Stock Incentive Plan for Salaried Employees (Incorporated by reference to Exhibit 10(e) to the Company's Form 10-K for the year ended June 30, 1996 (file number 0-17196))
10(i)	Copy of amendments to Options granted under MGP Ingredients, Inc. Stock Option Plans (Incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended September 30, 1998 (file number 0-17196))
10(j)	Form of Option Agreement for the grant of Options under the MGP Ingredients, Inc. 1996 Stock Option Plan for Outside Directors, as amended (Incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended September 30, 1998 (file number 0-17196))
10(k)	Form of Amended Option Agreements for the grant of Options under the MGP Ingredients, Inc. 1998 Stock Incentive Plan for Salaried Employees (Incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q for the quarter ended September 30, 1998 (file number 0-17196))
10(l)	Form of Option Agreement for the grant of Options under the MGP Ingredients, Inc. Stock Incentive Plan of 1996, as amended (Incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q for the quarter ended September 30, 1998 (file number 0-17196))
10(m)	Form of Incentive Stock Option Agreement approved on December 7, 2000, for use thereafter under the Stock Incentive Plan of 1996 (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended December 31, 2000 (file number 0-17196))

Exhibit No.	Description
10(n)	Form of Incentive Stock Option Agreement approved on December 7, 2000 for use thereafter under the 1998 Stock Incentive Plan for Salaried Employees (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended December 31, 2000 (file number 0-17196))
10(o)	Form of Memorandum of Agreement Concerning Options approved on December 7, 2000 between the Company and certain members of senior management, including the following named executive officers: Ladd M. Seaberg, Randall M. Schrick and Dr. Sukh Bassi (Incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended December 31, 2000 (file number 0-17196))
10(p)(1)	Lease Agreement dated as of August 1, 2001 among GE Capital Public Finance, Inc., The Unified Government of Wyandotte County/Kansas City, Kansas, and MGP Ingredients, Inc. (Incorporated by reference to Exhibit 10(q)(1) of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003 (file number 0-17196))
10(p)(2)	Amendment No. 1 dated as of July 1, 2003, to Lease Agreement referred to in Item 10(q)(1) among General Electric Capital Corporation, as assignee and successor-in-interest to GE Capital Public Finance, Inc., The Unified Government of Wyandotte County/Kansas City, Kansas and MGP Ingredients, Inc. (Incorporated by reference to Exhibit 10(q)(2) of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003 (file number 0-17196))
10(q)	Form of Memorandum of Agreement Concerning Options approved on December 10, 2001 between the Company and certain members of senior management, including the following named executive officers: Ladd M. Seaberg, Randall M. Schrick and Dr. Sukh Bassi (Incorporated by reference to Exhibit 10 to the Company's form 10-Q for the quarter ended December 31, 2001 (file number 0-17196))
10(r)	Lease dated December 16, 1993 between MGP Ingredients, Inc. and Cilcorp Development Services Inc. (Incorporated by reference to Exhibit 10(s) to the Company's report on Form 10-K for the fiscal year ended June 30, 2002 (File No. 0-17196))
10(s)	Steam Heat Service Agreement dated December 16, 1993 between MGP Ingredients, Inc. and Cilcorp Development Services Inc. (Incorporated by reference to Exhibit 10(t) to the Company's report on Form 10-K for the fiscal year ended June 30, 2002 (File No. 0-17196))
10(t)	Cogeneration Agreement dated December 16, 1993 among MGP Ingredients, Inc., Central Illinois Light Company and Cilcorp Development Services Inc. (Incorporated by reference to Exhibit 10(u) to the Company's report on Form 10-K for the fiscal year ended June 30, 2002 (File No. 0-17196))
10(u)	Guidelines for Issuance of Fiscal 2004 Restricted Share Awards (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)

Exhibit No.	Description
10(v)	Agreement with Ladd M. Seaberg as to Award of Restricted Shares Granted under the Stock Incentive Plan of 1996 and the 1998 Stock Incentive Plan for Salaried Employees (Similar agreements have been made with the following named executive officers as to the number of shares indicated following their respective names: Michael J. Trautschold–23,400 shares; Randy M. Schrick – 22,000 shares; Brian T. Cahill - 20,800 shares; Sukh Bassi, Ph.D. – 22,000 shares (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004))
10(w)	Stock Incentive Plan of 2004 (Incorporated by reference to Exhibit 4.2 of Registrant's Form S-8 Registration Statement filed October 20, 2004 (File Number 333-119860))
10(x)	Guidelines for Issuance of Fiscal 2005 Restricted Share Awards (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the Quarter ended December 31, 2004 (File Number 0-17196))
10(y)	Agreement with Ladd M. Seaberg as to Award of Restricted Shares Granted under the Stock Incentive Plan of 2004 (Similar agreements have been made with the following named executive officers as to the number of shares indicated following their respective names: Michael J. Trautschold–7,400 shares; Randy M. Schrick – 7,000 shares; Brian T. Cahill – 6,600 shares; Sukh Bassi, Ph.D. – 6,800 shares (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the Quarter ended December 31, 2004 (File Number 0-17196))
10(z)	Guidelines for Issuance of Fiscal 2006 Restricted Share Awards (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (file number 0-17196))
10(aa)	Agreement with Ladd M. Seaberg as to Award of Restricted Shares Granted under the Stock Incentive Plan of 2004 (Similar agreements have been made with the following named executive officers as to the number of shares indicated following their respective names: Michael J. Trautschold – 14,600 shares; Sukh D. Bassi, Ph.D. – 13,600 shares; Brian T. Cahill – 13,000 shares; Randy M. Schrick – 13, 500 shares) (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (file number 0-17196))
10(bb)	Consent Decree relating to Registrant's Pekin facility entered on April 19, 2006 (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (file number 0-17196))
10(cc)	Consent Agreement between the Registrant and the Kansas Department of Health and Environment dated January 11, 2006 (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (file number 0-17196))
10(dd)	Guidelines for executive incentive plan for fiscal 2006 (Incorporated by reference to the second paragraph of Item 1.01 of the Company's Current Report on Form 8-K dated August 30, 2005 (file number 0-17196))

Exhibit No.	Description
10(ee)	Director compensation arrangements ((Incorporated by reference to the second paragraph of Item 1.01 of the Company's Current Report on Form 8-K dated December 19, 2005 (file number 0-17196))
10 (ff)	Guidelines for executive incentive plan for fiscal 2007 (Incorporated by reference to Item 1.01 of the Company's Current Report on Form 8-K dated August 31, 2006 (file number 0-17196))
10(gg)	Employment Agreement with Dr. Sukh Bassi dated April 16, 2007 (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly report on Form 10-Q for the quarter ended April 1, 2007 (file number 0-17196))
10(hh)	Form of Indemnification Agreement between the Company and Directors and Executive Officers (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly report on Form 10-Q for the quarter ended December 31, 2006. (file number 0-17196))
10(ii)	Guidelines for Issuance of Fiscal 2007 Restricted Share Awards (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly report on Form 10-Q for the quarter ended December 31, 2006 (file number 0-17196))
10(jj)	Agreement with Ladd M. Seaberg as to Award of Restricted Shares Granted under the Stock Incentive Plan of 2004 with respect to Fiscal 2007 (Similar agreements have been made with the following named executive officers as to the number of shares indicated following their respective names: Timothy W. Newkirk – 9,200 shares; Randy M. Schrick – 9,300 shares; Brian T. Cahill – 8,900 shares; Sukh Bassi, Ph.D. – 9,400 shares (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly report on Form 10-Q for the quarter ended December 31, 2006 (file number 0-17196))
10(kk)	Separation Agreement and Release of Claims relating to Michael J. Trautschold Separation Agreement and Release of Claims relating to Michael J. Trautschold (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly report on Form 10-Q for the quarter ended December 31, 2006 (file number 0-17196))
10(ll)	Consultation Agreement with Michael J. Trautschold (Incorporated by reference to Exhibit 10.4 of the Company's Quarterly report on Form 10-Q for the quarter ended December 31, 2006 (file number 0-17196))
10(mm)	Lease dated as of December 28, 2006 between the City of Atchison, as Issuer and MGP Ingredients, Inc., as tenant relating to $7,000,000 Taxable Industrial Revenue Bonds Series 2006 (MGP Ingredients Project (Incorporated by reference to Exhibit 10.5 of the Company's Quarterly report on Form 10-Q for the quarter ended December 31, 2006 (file number 0-17196))
10(nn)	Stipulation and Proposal for Settlement (Incorporated by reference to Exhibit 10.6 of the Company's Quarterly report on Form 10-Q for the quarter ended December 31, 2006 (file number 0-17196))

Exhibit No.	Description
10(oo)	Order dated January 26, 2007 of Illinois Pollution Control Board approving Stipulation and Proposal for Settlement (Incorporated by reference to Exhibit 10.7 of the Company's Quarterly report on Form 10-Q for the quarter ended December 31, 2006 (file number 0-17196))
10(pp)	Non-Employee Directors Restricted Share Award Agreement for fiscal 2007 of Cloud L. Cray. Similar agreements were made for the same number of shares with Michael Braude, John Byom, Gary Gradinger, Linda Miller, Daryl Schaller and John Speirs (Incorporated by reference to Exhibit 3(b) of the Company's Current Report on Form 8-K filed June 19, 2007 (file number 0-17196))
10(rr)	Non-Employee Directors' Restricted Stock Plan (Incorporated by reference from Ex. 4.3 of the Registrant's Form S-8 Registration Statement filed September 26, 2006 (File No. 333-137593))
* 10 (ss)	Guidelines for Issuance of Fiscal 2008 Restricted Share Awards
* 10 (tt)	MGP Ingredients, Inc. Short-Term Incentive Plan
14	Code of Conduct (Incorporated by reference to Exhibit 14 to the Company's Form 8-K filed June 19, 2007 (file number 0-17196))
22	Subsidiaries of the Company other than insignificant subsidiaries:

Subsidiary	State of Incorporation or Organization
Midwest Grain Pipeline, Inc.	Kansas
MGP Ingredients of Illinois, Inc.	Illinois
Kansas City Ingredient Technologies, Inc.	Kansas

*23	Consent of BKD, LLP
25	Powers of Attorney executed by all officers and directors of the Company who have signed this report on Form 10-K (Incorporated by reference to the signature pages of this report)
*31.1	CEO Certification pursuant to Rule 13a-14(a)
*31.2	CFO Certification pursuant to Rule 13a-14(a)
*32.1	CEO Certification furnished pursuant to Rule 13a-14(b) and 18 U.S.C. 1350
*32.2	CFO Certification furnished pursuant to Rule 13a-14(b)

* Filed herewith

SIGNATURES

Pursuant to requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atchison, State of Kansas, on this 12th day of September, 2007.

MGP INGREDIENTS, INC.

By /s/ Laidacker M. Seaberg
Laidacker M. Seaberg, Chairman of the Board

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Laidacker M. Seaberg, Timothy W. Newkirk and Brian Cahill and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all reports of the Registrant on Form 10-K and to sign any and all amendments to such reports and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities & Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated on the dates indicated.

Name	Title	Date
/s/Laidacker M. Seaberg Laidacker M. Seaberg	Chairman (Principal Executive Officer) and Director	September 12, 2007
/s/Timothy W. Newkirk Timothy W. Newkirk	President and Chief Operating Officer	September 12 , 2007
/s/Brian T. Cahill Brian T. Cahill	Vice President and Treasurer (Principal Financial and Accounting Officer)	September 12, 2007
/s/Michael Braude Michael Braude	Director	September 12, 2007
/s/John E. Byom John E. Byom	Director	September 12, 2007
/s/Cloud L. Cray, Jr. Cloud L. Cray, Jr.	Director	September 12, 2007
/s/Gary Gradinger Gary Gradinger	Director	September 12, 2007
/s/Linda E. Miller Linda E. Miller	Director	September 12, 2007
/s/Randy M. Schrick Randy M. Schrick	Director	September 12, 2007
/s/Daryl R. Schaller Daryl R. Schaller	Director	September 12, 2007
/s/John R. Speirs John R. Speirs	Director	September 12, 2007

MGP INGREDIENTS, INC.

Consolidated Financial Statement Schedules
(Form 10-K)

July 1, 2007, June 30, 2006 and June 30, 2005
(With Auditors' Report Thereon)

BKD, LLP

Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936
816-221-6300 Fax: 816-221-6380

bkd.com

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

Audit Committee, Board of Directors
and Stockholders
MGP Ingredients, Inc.
Atchison, Kansas

In connection with our audit of the consolidated financial statements of MGP Ingredients, Inc. for each of the three years in the period ended July 1, 2007, June 30, 2006, and June 30, 2005, we have also audited the following financial statement schedule. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits of the basic financial statements. The schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations and is not a required part of the consolidated financial statements.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

/s/ BKD, LLP

Kansas City, Missouri
August 31, 2007

MGP INGREDIENTS, INC.

VIII. VALUATION AND QUALIFYING ACCOUNTS

	Balance, Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Write-Offs	Balance, End of Period
	(In Thousands)				
Year Ended July 1, 2007 Allowance for doubtful accounts	$320	---	---	$113	$207
Year Ended June 30, 2006 Allowance for doubtful accounts	$320	$243	---	$243	$320
Year Ended June 30, 2005 Allowance for doubtful accounts	$252	$157	---	$89	$320

Exhibit 31.1

CERTIFICATION

I, Laidacker M. Seaberg, certify that:

1. I have reviewed this annual report on Form 10-K of MGP Ingredients, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 12, 2007

/s/ Laidacker M. Seaberg
Laidacker M. Seaberg
Chairman of the Board and Principal Executive Officer

Exhibit 31.2

CERTIFICATION

I, Brian T. Cahill, certify that:

1. I have reviewed this annual report on Form 10-K of MGP Ingredients, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 12, 2007

/s/ Brian T. Cahill
Brian T. Cahill
Vice President-Finance and Administration and
Principal Financial and Accounting Officer

Exhibit 31.3

CERTIFICATION

I, Timothy W. Newkirk, certify that:

1. I have reviewed this annual report on Form 10-K of MGP Ingredients, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 12, 2007

/s/ Timothy W. Newkirk
Timothy W. Newkirk
President and Chief Operating Officer

Exhibit 32.1

CERTIFICATION

OF

PERIODIC REPORT

I, Laidacker M. Seaberg, Chairman of the Board and Chief Executive Officer of MGP Ingredients, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) the Annual Report on Form 10-K of the Company for the fiscal year ended July 1, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 12, 2007

/s/ Laidacker M. Seaberg
Laidacker M. Seaberg
President and Chief Executive Officer

[A signed original of this written statement required by Section 906 has been provided to MGP Ingredients, Inc. and will be retained by MGP Ingredients, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

Exhibit 32.2

CERTIFICATION

OF

PERIODIC REPORT

I, Brian T. Cahill, Vice President-Finance and Administration and Chief Financial Officer of MGP Ingredients, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) the Annual Report on Form 10-K of the Company for the fiscal year ended July 1, 2007, (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 12, 2007

/s/ Brian T. Cahill
Brian T. Cahill
Vice President-Finance and Administration and
Chief Financial Officer

[A signed original of this written statement required by Section 906 has been provided to MGP Ingredients, Inc. and will be retained by MGP Ingredients, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

Exhibit 32.3

CERTIFICATION

OF

PERIODIC REPORT

I, Timothy W. Newkirk, President and Chief Operating Officer of MGP Ingredients, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) the Annual Report on Form 10-K of the Company for the fiscal year ended July 1, 2007, (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 12, 2007

/s/ Timothy W. Newkirk
Timothy W. Newkirk
President and Chief Operating Officer

[A signed original of this written statement required by Section 906 has been provided to MGP Ingredients, Inc. and will be retained by MGP Ingredients, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

PERFORMANCE OF THE COMPANY'S COMMON STOCK

The following performance graph compares the performance of the Company's Common Stock during the period beginning June 30, 2002 and ending June 29, 2007 to the Center for Research in Security Prices of the University of Chicago Graduate School of Business ("CRSP") index for the NASDAQ Stock Market (the "NASDAQ COMPOSITE" index consisting of U.S. companies) and a peer group CRSP index consisting of active NASDAQ stocks of U.S. processors of food and kindred products having SIC codes between 2000–2099 (the "NASDAQ Food" index) for the same period. The number of companies in the NASDAQ Food index varies from period to period but consisted of 35 companies at the end of June 2007. The graph assumes a $100 investment in the Company's Common Stock and in each of the indexes at the beginning of the period and a reinvestment of dividends paid on such investments throughout the period.

VALUE OF $100 INVESTMENTS
ASSUMING REINVESTMENT OF DIVIDENDS AT JUNE 30, 2002
AND AT THE END OF EACH SUBSEQUENT JUNE



$450.0
$400.0
$350.0
$300.0
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
02
03
04
05
06
2007
MGPI
NASDAQ FOOD
NASDAQ COMPOSITE

	2002	2003	2004	2005	2006	2007
MGPI	$100.0	$ 68.7	$309.5	$134.8	$383.1	$282.6
NASDAQ FOOD	$100.0	$100.8	$133.8	$149.6	$150.3	$185.2
NASDAQ COMPOSITE	$100.0	$111.0	$139.9	$141.5	$150.4	$179.3

Corporate Headquarters

MGP Ingredients, Inc.
Cray Business Plaza
100 Commercial Street, P.O. Box 130
Atchison, Kansas 66002-0130
913.367.1480
www.mgpingredients.com

Common Stock

The Common Stock of MGP Ingredients, Inc. is listed on the NASDAQ Global Select Market and trades under the symbol MGPI. Stock price quotations can be found in major daily newspapers and the Wall Street Journal, and on the Internet at www.nasdaq.com.

As of July 1, 2007, there were 595 stockholders of record of MGP Ingredients, Inc. Common Stock. The Company believes that the Common Stock is held by 7,640 beneficial owners.

Independent Public Accountants

BKD, LLP
Kansas City, Missouri

Transfer Agent

UMB Bank, n.a., P.O. Box 419064, Kansas City, Missouri 64141-6064. Telephone: 800.884.4225. For change of address, lost dividends or lost stock certificates, write or call the above and address your inquiry to: Security Transfer Division.

Annual Meeting

The annual meeting of stockholders will be held at 10:00 A.M. (central time), October 18, 2007, at the Atchison Heritage Conference Center, 710 South 9th Street, Atchison, Kansas.

Stockholder/Analyst Contact

Steve Pickman
Vice President of Corporate Relations and Marketing Services
913.367.1480
steve.pickman@mgpingredients.com

INGREDIENTS, INC.

CREATING BETTER SOLUTIONS . . . NATURALLY

Cray Business Plaza
100 Commercial Street
P.O. Box 130
Atchison, Kansas 66002

800.255.0302

www.mgpingredients.com

END